Ark therapeutics

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

RECEIVED
2006 JUN -2 P 4: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

31 May 2006

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

06014043

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

pp Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

RECEIVED
2006 JUN -2 P 4:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE APRIL 1, 2006**
1.1	Resolutions passed at Annual General Meeting on April 27, 2006
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE APRIL 1, 2006**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated April 27, 2006 regarding Placing and Open Offer
2.1.2	Placing and Open Offer Prospectus and Application Form dated April 27, 2006
2.1.3	Announcement dated April 27, 2006 regarding Results of AGM
2.1.4	Resolutions passed at Annual General Meeting on April 27, 2006 (see 1.1 above)
2.1.5	Announcement dated May 19, 2006 re Placing and Open Offer
2.1.6	Announcement dated May 22, 2006 re Directors' Shareholdings
2.1.7	Announcement dated May 26, 2006 re Director Share Dealing
3.	**PRESS RELEASES SINCE APRIL 1, 200**
3.1	Press release dated April 27, 2006 regarding Placing and Open Offer (see 2.1.1 above)

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARK THERAPEUTICS GROUP PLC

COMPANY REGISTRATION NUMBER 4313987

At the annual general meeting of Ark Therapeutics Group plc duly convened and held on 27 April 2006, the following resolutions were passed of which resolutions 1 to 9 were passed as ordinary resolutions and resolutions 10 and 11 were passed as special resolutions.

ORDINARY RESOLUTIONS

1. To receive the accounts for the financial year ended 31 December 2005, together with the reports of the Directors and Auditors thereon.

2. To receive the Directors' remuneration report for the year ended 31 December 2005.

3. In accordance with article 106 of the Company's articles of association, to re-appoint Professor Seppo Ylä-Herttuala who is submitting himself for reappointment as a Director.

4. In accordance with article 106 of the Company's articles of association, to re-appoint David Prince who is submitting himself for reappointment as a Director.

5. In accordance with article 106 of the Company's articles of association, to re-appoint Dr Nigel Parker who is submitting himself for reappointment as a Director.

6. In accordance with article 110 of the Company's articles of association, to re-reappoint Dr Bruce Carter who is submitting himself for reappointment as a Director.

7. To re-appoint Sir Mark Richmond, aged 75, as a Director.

8. To re-appoint Deloitte & Touche LLP as Auditors of the Company to hold office until the end of the next meeting at which the financial statements are presented and to authorise the Directors to set their remuneration.

9. That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of The Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £382,494 (being 30% of the Company's issued share capital as at 13 March 2006), this authority to expire at the conclusion of the Annual General Meeting of the Company in 2007 or on 27 July 2007, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTIONS

10. That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 9 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 9 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities: (a) in connection with a rights issue

or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and (b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £63,749 (being 5% of the Company's issued share capital as at 13 March 2006), and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 or on 27 July 2007, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 95 of the Act.

11. That the Articles of Association of the Company be amended by the deletion of Article 154 and the insertion of a new Article 154 as follows:

"154.1 Indemnity of officers

154.1 Subject to the provisions of the Statutes but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every person who is or was at any time a Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses or liabilities (together "Liabilities") which he may sustain or incur in or about the actual or purported execution and/or discharge of the duties of his office and/or the exercise or purported exercise of his powers or discretions and/or otherwise in relation thereto or in connection therewith, including (without prejudice to the generality of the foregoing) any Liability suffered or incurred by him in disputing defending investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations, or proceedings, whether civil or criminal, or in connection with any application under section 144(3) or (4) or section 727 of the Act.

This indemnity shall not apply to the extent that:

- a Liability arises from an act or omission of the Director or other officer which is shown to have been in bad faith (including one involving fraud or fraudulent concealment by such Director or other officer)
- the Director or other officer has received a financial benefit to which he is not entitled
- it relates to tax or National Insurance payable on remuneration or other benefits received by such Director or other officer.

The Company may also, subject to the provisions of the Statutes, provide funds to any Director or other officer (excluding the Auditors) or do anything to enable a Director or other officer to avoid incurring expenditure of the nature described in section 337A of the Act."

and that Article 101.3 be amended as follows:

Delete "and" at end of para (e) and after para (f) add

"(g) the giving of any indemnity pursuant to Article 154; and

(h) the provision of funds to any Director or the doing of anything to enable a Director to avoid incurring expenditure (in each case as permitted by section 337A of the Act)."

N R if Plummer

....

~~Secretary~~

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Placing and Open Offer
Released	07:01 27-Apr-06
Number	0799C

Ark Therapeutics Group plc
27 April 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA AND JAPAN

Ark Therapeutics Group plc ("Ark")

Placing and Open Offer of 31,874,514 New Ordinary Shares at 85 pence per Share raising £27.1 million

Ark, the specialist healthcare group targeting specific unmet clinical needs within the vascular disease and cancer markets, announces today that it is proposing to raise approximately £25.5 million, net of expenses, by the issue of 31,874,514 New Ordinary Shares at a price of 85 pence per New Ordinary Share.

A Prospectus being issued by the Company and containing details of the Placing and Open Offer is expected to be posted to Qualifying Shareholders today.

Highlights are as follows:

- Placing and Open Offer of 31,874,514 New Ordinary Shares at a price of 85 pence per New Ordinary Share to raise £27.1 million (£25.5 million net of expenses)
- Open Offer to Qualifying Shareholders on the basis of 1 New Ordinary Share for every 4 existing Ordinary Shares
- Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse, other than the Committed Shares and the Directors' Shares
- The Issue Price of 85 pence per New Ordinary Share represents a 4.3 per cent. premium to the closing middle market price on the Business Day prior to announcement of the Placing and Open Offer
- At the same time as the Placing, the Selling Shareholders are also selling 2,600,000 existing Ordinary Shares at the Issue Price
- The Directors have agreed to take up a total of 94,060 New Ordinary Shares, through the Placing (Directors' Shares) or the Open Offer (Committed Shares) or the sale of existing Ordinary Shares

Reasons for the Placing and Open Offer and use of net proceeds

The Directors currently expect that these net proceeds, together with the Company's existing cash, cash equivalents and money markets investments will be utilised:

- to progress the development of the Company's existing clinical programmes;
- to accelerate the development and scaling up of the Company's manufacturing facilities in Kuopio, Finland;
- to progress the development of the Company's early pre-clinical pipeline;
- to invest in initial sales and marketing infrastructure in preparation for the launch of Cerepro™; and
- for general working capital purposes.

Dr. Nigel Parker, Chief Executive Officer of Ark, commented:
"We have made very good progress in the past year and achieved some notable clinical and regulatory milestones with our lead brain cancer product, Cerepro™, as well as signing a number of international marketing deals for Kerraboot® and announcing encouraging news regarding our other clinical and pre-clinical products. We are delighted with the very strong support we have received from both our existing shareholders and new institutional investors. The proceeds of this fundraising will allow us to build on Ark's recent progress."

Enquiries:

Ark Therapeutics Group plc Dr Nigel Parker, Chief Executive Officer Martyn Williams, Chief Financial Officer	+44 (0)20 7388 7722

Piper Jaffray Ltd. David Rasouly Jamie Adams	+44 (0)20 7743 8700

Credit Suisse Securities (Europe) Limited Paul Nicholls Anthony Hartley	+44 (0)20 7888 8888

Financial Dynamics David Yates Anna Keeble	+44 (0)20 7831 3113

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or any other matter referred to herein.

Credit Suisse Securities (Europe) Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or for any other matter referred to herein.

This press announcement has been issued by Ark Therapeutics Group plc and is the sole responsibility of Ark Therapeutics Group plc.

The Placing and Open Offer is not, subject to certain exceptions, being made, directly or indirectly, in or into the United States. Securities may not be offered or sold in the United States without registration or an exemption from registration. Neither the existing Ordinary Shares, nor the New Ordinary Shares nor the Open Offer Entitlements have been or will be registered under the US Securities Act or under the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares made available under the Placing and Open Offer and the Open Offer Entitlements may not be offered, sold, taken up, delivered or transferred in or into the United States, Australia, Canada or Japan, and, subject to certain exceptions, Application Forms are not being posted to and no Open Offer Entitlements will be credited to a stock account of any person with a registered address in the United States, Australia, Canada or Japan. This announcement should not be issued, mailed or otherwise distributed or sent into the United States. All persons (including, without limitation, stockbrokers, banks or other agents) must observe these restrictions.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities. Any purchase of, or application for, the New Ordianry Shares should be made only on the basis of information contained in the Prospectus to be sent to Qualifying Shareholders shortly.

The delivery of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement nor that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products, the Group's ability to find partners for the development and commercialisation of its products, the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, the acceptance of the Group's products by consumers and medical professionals, and the ability of the Group to identify and consummate suitable strategic and business combination transactions.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA AND JAPAN

Ark Therapeutics Group plc

Placing and Open Offer of 31,874,514 New Ordinary Shares at 85 pence per Share

Introduction

Your Board announces today that Ark is proposing to raise approximately £25.5 million, net of expenses, by the issue of 31,874,514 New Ordinary Shares at a price of 85 pence per New Ordinary Share. The issue is to be made by way of a Placing and Open Offer to Qualifying Shareholders holding Ordinary Shares at the close of business on 25 April 2006. The Issue Price of 85 pence per New Ordinary Share represents a 4.3 per cent. premium to the closing middle market price of 81.5 pence per Ordinary Share on 26 April 2006, being the last Business Day before this announcement.

Qualifying Shareholders will be invited to apply for New Ordinary Shares on the basis of 1 New Ordinary Share for every 4 existing Ordinary Shares held. The New Ordinary Shares, other than the Committed Shares, have been conditionally placed by Piper Jaffray and Credit Suisse with certain existing Shareholders, institutional investors and certain of the Directors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer. The Placing and Open Offer is conditional on the passing of the Resolutions. The Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse (other than the Committed Shares and the Directors' Shares).

At the same time as the Placing, the Selling Shareholders are selling 2,600,000 existing Ordinary Shares at the Issue Price. Ark will not receive any of the proceeds from the sale of the Sale Shares by the Selling Shareholders. The placing of the Sale Shares has not been underwritten.

Background

Ark is a specialist healthcare group that has created a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. Ark has research activities in both the UK and Finland, manufacturing facilities (cGMP) in Finland and undertakes development, sales and marketing and all other main activities from its corporate head office in London, UK.

The Company has commenced marketing its first product, Kerraboot®, a novel wound dressing device for leg and foot ulcers which was launched into the primary healthcare community in the middle of 2004. In addition, the Company has a broad portfolio of products in clinical development, the most advanced of which is Cerepro™, a novel gene-based product for the treatment of patients with operable high grade glioma, which is undergoing early regulatory review for marketing authorisation in Europe and a corroborative Phase III/IV study, also in Europe. Two further advanced clinical products with encouraging results are in Phase III (Vitor™) and Phase II (Trinam®) development. Ark's clinical portfolio is underpinned by a number of earlier and unique pre-clinical candidates and the more advanced of these have already shown exciting pre-clinical therapeutic proof-of-principle results in *in vivo* disease models.

Ark sources innovations through its own research and via collaborations with leading academic institutions. As well as co-funding early research, Ark also acts as the industrial partner to enable collaborating institutions to secure direct EU funding of specific research programmes (more than €15 million to date). Ark retains intellectual property exploitation rights in respect of these programmes.

Ark has steadily established itself as an industry leader in gene-based medicine, while at the same time developing related small molecules and a medical devices division.

Following Ark's IPO the Company has made considerable progress across its four lead products as well as significantly advancing earlier stage products in its pipeline. Notable achievements include:

Kerraboot®

- UK community launch effected in the middle of 2004, following recruitment of own sales force
- the receipt of Drug Tariff reimbursement approval
- the signing of nine marketing agreements across 11 territories, including Australia/New Zealand, China, Ireland, Denmark, The Netherlands and Turkey
- the launch of a super-absorbent version in December 2005 in response to market demand
- US patent secured in January 2006
- Prescription-generated sales for Kerraboot® were some 51 per cent. higher in the first three months of 2006 compared to the first three months of 2005

Cerepro™

- second Phase II study has shown an almost doubling of mean survival times versus standard treatments, confirming results of the first Phase II study
- early application for marketing approval in Europe filed with and validated by the EMEA in October 2005 with the formal review process underway
- the Group's facility in Finland was licensed by the Finnish National Agency for Medicines on behalf of the EMEA to manufacture the product for Phase III clinical and commercial supply in European markets
- corroborative Phase III/IV study of up to 250 patients commenced in October 2005 with patient enrolment already in progress

Vitor™

- a Phase III study on 204 patients in the US, Canada and Europe was completed in 2005 with

results indicating that with 12 weeks of treatment the product significantly slowed the daily weight loss of cachectic patients with non-small cell lung and colorectal cancer
- IP strength demonstrated by multi-million pound licensing deal signed with Boehringer Ingelheim

Trinam®
- Orphan Drug Status received in Europe (following previous US designation)
- approval received from the FDA to conduct Phase II/III trials in haemodialysis access surgery with enrolment of the Phase II study now nearing completion
- initial results of low dose stage of ongoing Phase II study have shown Trinam® to improve graft patency time more than threefold compared with patients' previous experience

Other
- CE mark for the EG010 OX-LDL-AB *in vitro* diagnostic test obtained allowing it to be commercialised in Europe
- proof-of-principle studies demonstrated Scavidin® to be effective in cancer models by stopping tumour development
- targeted site-specific gene therapy delivery technology developed which selectively inserts DNA into specific therapeutic sites in the genome
- small molecule agonists to Neuropilin 1 identified and optimised which have shown encouraging results in stopping cancer cell migration and adhesion in *in vitro* human breast, lung and colon cancer testing

Reasons for the Placing and Open Offer and Use of Net Proceeds

Ark plans to use the net proceeds of the Placing and Open Offer, together with its existing funds, to continue to develop and exploit the potential of its current product development programmes allowing the Company to build further on the significant progress it has achieved since its IPO. The Directors believe that the additional financial strength resulting from the Placing and Open Offer will also enhance the Group's ability to negotiate favourable terms in future partnering and licensing agreements for its products and intellectual property.

The net proceeds of the Placing and Open Offer receivable by the Company after expenses will amount to approximately £25.5 million. The Directors currently expect that these net proceeds together with the Company's existing unaudited cash, cash equivalents and money market investments of approximately £28.1 million as at 31 March 2006, will be utilised as follows:
- approximately 50 per cent. towards progressing the development of its existing clinical programmes: Cerepro™, Vitor™ and Trinam® and in particular to take Cerepro™ and Vitor™ through final Phase III/IV and Phase III clinical trials respectively and to take Trinam® into Phase III clinical trials;
- approximately 20 per cent. towards accelerating the development and scaling up of its manufacturing facilities in Kuopio, Finland for the manufacture of Cerepro™ and Trinam®. The EMEA is evaluating the Marketing Authorisation Application for Cerepro™ which was accepted for review in October 2005 and, if approved, the additional funds will allow Ark to complete the development of its manufacturing facilities to meet anticipated demand post-launch. Following the positive initial low dose Phase II results for Trinam® announced in October 2005, the Company also now plans to accelerate the scale up of the manufacturing of this product;
- approximately 15 per cent. towards progressing the development of its early pre-clinical pipeline, in particular Scavidin® and Neuropilin 1, into Phase I clinical trials, as well as to further the development of its site-specific targeted gene-therapy delivery technology;
- approximately 10 per cent. for working capital and other corporate purposes, including administrative overheads and business development costs; and
- approximately 5 per cent. towards enabling the Company to invest in initial sales and

marketing infrastructure in preparation for the anticipated launch of Cerepro™.

Current Trading and Prospects

The Company announced its preliminary statement of results for the year ended 31 December 2005 on 9 March 2006. As of today and during the first months of 2006, the Company has continued to make good progress with each of its lead development programmes. The Directors are confident of the financial and trading prospects of the Group for the current financial year.

Since 9 March 2006, the Company has continued to incur losses, in line with the Directors' expectations, as it continues to progress the development of its lead development programmes. The Directors expect that losses and cash outflows will continue for a number of years.

On the basis of progress so far, the anticipated news flow for the Group's product development portfolio is summarised below, although these timings may be subject to change as a result of factors outside the Company's control:

H2 2006

- Trinam®: Phase II trial to complete and preliminary data available
- Vitor™: meeting with regulators and finalise confirmatory Phase III trial design
- Cerepro™: meeting with FDA to discuss regulatory requirements
- Kerraboot®: further deals announced, international sales to commence and strengthening of sales portfolio
- EG010 diagnostic test: out-licence

H1 2007

- Cerepro™: EMEA response to application for early approval under ''exceptional circumstances''
- Cerepro™: patient recruitment for corroborative Phase III/IV trial completed
- Cerepro™: first possible period during which preliminary data on Phase III/IV trial may be available
- Vitor™: confirmatory Phase III trial enrolment to commence
- Vitor™: decision on commercialisation partner (co-promotion/out-licensing)
- Trinam®: Phase III trial to commence
- Trinam®: decision on commercialisation partner (co-promotion/out-licensing)
- Kerraboot®: progress US licensing discussions
- Neuropilin 1: to commence Phase I clinical trials

H2 2007

- Cerepro™: first possible period during which further Phase III/IV data may be available
- Scavidin®: to commence Phase I clinical trials

Principal Terms of the Placing and Open Offer

Qualifying Shareholders will be given the opportunity to subscribe for the New Ordinary Shares pro rata to their existing shareholdings at a price of 85 pence per New Ordinary Share on the basis of:

1 New Ordinary Share for every 4 existing Ordinary Shares

held by Qualifying Shareholders at the Record Date and so on in proportion for any other number of Ordinary Shares then held.

Certain Qualifying Shareholders, being the Selling Shareholders, Nomura International plc, The

Merlin Fund L.P., The Merlin Bioscience Fund L.P., The Merlin Bioscience Fund GbR, P/S BI Biomedicinsk Venture III and Seppo Ylä-Herttuala have entered into irrevocable undertakings not to take up any part of their respective Open Offer Entitlements which, in aggregate, amount to 7,020,911 New Ordinary Shares. Accordingly, under the terms of the Placing, such number of New Ordinary Shares (being the Firm Placed Shares) have been conditionally placed firm by Piper Jaffray and Credit Suisse with institutional and other investors (including those Directors that have conditionally agreed to subscribe for or purchase the Directors' Shares).

With regard to the Directors, Dennis Turner has irrevocably undertaken to take up a total of 24,000 New Ordinary Shares (being the Committed Shares) under the terms of the Open Offer. In addition, Dennis Turner, Dr. Nigel Parker, Martyn Williams, Peter Keen, Sir Mark Richmond and David Prince have agreed to subscribe for or purchase a total of 70,060 New Ordinary Shares or Sale Shares (being the Directors' Shares) under the terms of the Placing and the placing of the Sale Shares.

Fractions of New Ordinary Shares will not be allotted and each Qualifying Shareholder's entitlement under the Open Offer will be rounded down to the nearest whole number. The fractional entitlements will be aggregated and included in the Placing, with the proceeds being retained for the benefit of the Company.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement which, in the case of Qualifying non-CREST Shareholders, is equal to the number of Open Offer Entitlements as shown on their Application Form or, in the case of Qualifying CREST Shareholders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Shareholders with holdings of existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their entitlements under the Open Offer.

No application in excess of a Qualifying Shareholder's maximum entitlement will be met, and any Qualifying Shareholder so applying will be deemed to have applied for his maximum entitlement only.

The Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse (other than the Committed Shares and the Directors' Shares), subject to certain conditions set out in the Placing Agreement.

Application has been made for the Open Offer Entitlements to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST at 8.00 a.m. on 2 May 2006. The Open Offer Entitlements will also be enabled for settlement in CREST at 8.00 a.m. on 2 May 2006. Applications through the means of the CREST system may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim.

Qualifying non-CREST Shareholders will receive an Application Form together with the Prospectus which will set out their maximum entitlement to New Ordinary Shares as shown by the number of Open Offer Entitlements allocated to them.

Pursuant to, and subject to the terms and conditions, of the Placing Agreement, Piper Jaffray and Credit Suisse have agreed conditionally to place the New Ordinary Shares (other than the Committed Shares) with certain existing Shareholders, other institutional investors and certain of the Directors. To the extent that they fail to do so, Piper Jaffray and Credit Suisse have agreed to themselves each subscribe for 50 per cent. of, the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) at the Issue Price, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The Placing and Open Offer is conditional, inter alia, upon:

(i) The passing of the Resolutions;

(ii) Admission becoming effective by not later than 8.00 a.m. on 22 May 2006 (or such later time and/or date as Piper Jaffray and Credit Suisse and the Company may agree, not being later than 8.00 a.m. on 5 June 2006); and

(iii) the Placing Agreement becoming unconditional in all respects.

Accordingly, if any of such conditions are not satisfied, or, if applicable, waived, the Placing and Open Offer will not proceed and any Open Offer Entitlements admitted to CREST will thereafter be disabled.

The New Ordinary Shares, when issued and fully paid, will rank in full for all dividends or other distributions declared, made or paid after the date of issue of the New Ordinary Shares and otherwise pari passu with the existing Ordinary Shares. No temporary documents of title will be issued.

Application has been made for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on 22 May 2006 and that dealings for normal settlement in the New Ordinary Shares will commence at 8.00 a.m. on the same day.

The Prospectus containing details of the proposed Placing and Open Offer is expected to be sent to Shareholders shortly.

Documents Available for Inspection

Copies of the Prospectus will be available to the public for inspection at the Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Expected Timetable of Principal Events

	2006
Record Date for the Open Offer	close of business on 25 April
Posting of Prospectus and Application Forms	27 April
Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST Shareholders	by 2 May
Latest recommended time for requesting withdrawal of Open Offer Entitlements from CREST	4.30 p.m. on 12 May
Latest time for depositing Open Offer Entitlements into CREST	3.00 p.m. on 16 May
Latest time and date for splitting Application Forms (to satisfy bona fide market claims)	3.00 p.m. on 17 May
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer or settlement of relevant CREST instruction (as appropriate)	11.00 a.m. on 19 May
Dealings in the New Ordinary Shares commence	8.00 a.m. on 22 May
Expected date for crediting of New Ordinary Shares to CREST	22 May

stock accounts in uncertificated form	
Expected date of despatch of share certificates in respect of New Ordinary Shares in certificated form	by 30 May

Placing and Open Offer Statistics

Issue Price	85 pence
Number of Ordinary Shares in issue as at the Record Date	127,498,059
Number of New Ordinary Shares to be issued pursuant to the Placing and Open Offer	31,874,514
Number of Sale Shares to be sold by the Selling Shareholders	2,600,000
Number of Ordinary Shares in issue immediately following Admission	159,372,573
Market capitalisation of Ark following the Placing and Open Offer at the Issue Price	£135.5 million
Gross proceeds of the Placing and Open Offer receivable by the Company	£27.1 million
Estimated net proceeds of the Placing and Open Offer available to the Company	£25.5 million
Gross proceeds receivable by the Selling Shareholders pursuant to the disposal of the Sale Shares	£2.2 million

Enquiries:

Ark Therapeutics Group plc Dr Nigel Parker, Chief Executive Officer Martyn Williams, Chief Financial Officer	+44 (0)20 7388 7722
Piper Jaffray Ltd. David Rasouly Jamie Adams	+44 (0)20 7743 8700
Credit Suisse Securities (Europe) Limited Paul Nicholls Anthony Hartley	+44 (0)20 7888 8888
Financial Dynamics David Yates Anna Keeble	+44 (0)20 7831 3113

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or any other matter referred to herein.

Credit Suisse Securities (Europe) Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the

Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or for any other matter referred to herein.

This press announcement has been issued by Ark Therapeutics Group plc and is the sole responsibility of Ark Therapeutics Group plc.

The Placing and Open Offer is not being made, directly or indirectly, in or into the United States. Securities may not be offered or sold in the United States without registration or an exemption from registration. Neither the existing Ordinary Shares, nor the New Ordinary Shares nor the Open Offer Entitlements have been or will be registered under the US Securities Act or under the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares made available under the Placing and Open Offer and the Open Offer Entitlements may not be offered, sold, taken up, delivered or transferred in or into the United States, Australia, Canada or Japan, and, subject to certain exceptions, Application Forms are not being posted to and no Open Offer Entitlements will be credited to a stock account of any person with a registered address in the United States, Australia, Canada or Japan. Subject to certain exceptions, neither this announcement nor any other document connected with the Placing and Open Offer may be issued, mailed or otherwise distributed or sent, through CREST or otherwise, in or into the United States. All persons (including, without limitation, stockbrokers, banks or other agents) must observe these restrictions.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities other than the securities to which it relates or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Neither the delivery of this announcement nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products, the Group's ability to find partners for the development and commercialisation of its products, the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, the acceptance of the Group's products by consumers and medical professionals, and the ability of the Group to identify and consummate suitable strategic and business combination transactions.

Definitions

The following definitions apply throughout this announcement, unless the context requires otherwise:

Admission	the admission of the New Ordinary Shares (i) to the Official List and (ii) to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards

Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
Application Form	the personalised application form which will accompany the Prospectus for Qualifying non-CREST Shareholders for use in connection with the Open Offer
Board	the board of Directors of the Company
Business Day	a day (excluding Saturdays and Sundays and public holidays in England and Wales) on which banks are generally open for the transaction of normal banking business in the City of London
Capita Registrars	a trading division of Capita IRG Plc
Certificated or certificated form	in relation to an Ordinary Share, not in uncertificated form
Committed Shares	the 24,000 New Ordinary Shares that Dennis Turner, a Director, has irrevocably committed to take up under the Open Offer
Company or Ark	Ark Therapeutics Group plc
Credit Suisse	Credit Suisse Securities (Europe) Limited, joint financial adviser, sponsor and broker to the Company
CREST	the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited, the operator of CREST
Directors	the directors of the Company at the date of this announcement
Directors' Shares	the 70,119 New Ordinary Shares that certain of the Directors have agreed to subscribe for as part of the Placing
enabled for settlement	in relation to Open Offer Entitlements, enabled for the limited purpose of settlement of claim transactions and unmatched stock event transactions (each as described in the CREST Manual issued by CRESTCo)
Firm Placed Shares	7,020,911 New Ordinary Shares for which certain Qualifying Shareholders have irrevocably undertaken not to apply for pursuant to the Open Offer

Group	the Company and its subsidiary undertakings at the date of this announcement
IPO	means the 2004 initial public offering of Ordinary Shares, by way of a global offer, as more particularly described in the listing particulars of the Company dated 3 March 2004
Issue Price	85 pence per New Ordinary Share
Japan	Japan, its territories and possessions and any areas subject to its jurisdiction
Listing Rules	the rules and regulations made by the Financial Services Authority under Part VI of the Financial Services and Markets Act 2000 (as amended from time to time)
New Ordinary Shares	31,874,514 new Ordinary Shares to be issued pursuant to the Placing and Open Offer
Official List	the Official List of the Financial Services Authority
Open Offer	the conditional invitation to Qualifying Shareholders to subscribe for New Ordinary Shares at the Issue Price on the terms and subject to the conditions set out or referred to in the Prospectus and, where relevant, in the Application Form
Open Offer Entitlement	an entitlement to apply to subscribe for New Ordinary Shares, allocated to a Qualifying Shareholder pursuant to the Open Offer
Ordinary Shares	ordinary shares of one pence each in the capital of the Company
Overseas Shareholders	Shareholders who are resident in, or who are citizens of, or who have registered addresses in, territories other than the United Kingdom and Shareholders who are US persons
Piper Jaffray	Piper Jaffray Ltd., joint financial adviser, sponsor and broker to the Company
Placing	the conditional placing by Piper Jaffray and Credit Suisse on behalf of the Company of the New Ordinary Shares pursuant to the Placing Agreement
Placing Agreement	the agreement dated today between the Company, Piper Jaffray and Credit Suisse relating to the Placing and Open Offer
Prospectus	the Prospectus to be posted to Shareholders in connection with the Placing and Open Offer of New Ordinary Shares

Qualifying CREST Shareholders	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in uncertificated form
Qualifying non-CREST Shareholders	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in certificated form
Qualifying Shareholders	holders of Ordinary Shares on the Company's register of members at the Record Date (other than certain Overseas Shareholders)
Record Date	close of business on 25 April 2006
Regulations	the Uncertificated Securities Regulations 2001, as amended from time to time
Resolutions	the resolutions numbered 9 and 10 set out in the notice convening the annual general meeting of the Company to be held on 27 April 2006
Sale Shares	the 2,600,000 Ordinary Shares to be sold by the Selling Shareholders at the same time as the Placing
Selling Shareholders	various funds advised by TVM IV GmbH and Co. KG and Bio Fund Ventures II ky
Shareholders	holders of Ordinary Shares
stock account	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
uncertificated or uncertificated form	recorded on the relevant register or other record of the share or other security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
US Securities Act	the United States Securities Act of 1933, as amended

END

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RECEIVED

2006 JUN -2 P 4: 1?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re Placing and Open Offer
Released	15:12 19-May-06
Number	2908D

19 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Ark Therapeutics Group plc
Result of Placing and Open Offer

Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that by 11.00 a.m. on 19 May 2006 (today), being the latest time for receipt of application forms and payment in full or settlement of CREST instructions under the Open Offer announced on 27 April 2006, valid applications had been received from Qualifying Shareholders in respect of 16,816,800 New Ordinary Shares, representing 52.76 per cent. of the 31,874,514 New Ordinary Shares available under the Open Offer. This amount includes 24,000 New Ordinary Shares the subject of an irrevocable commitment to accept the Open Offer entered into by Dennis Turner, Chairman of the Company. A further 7,020,911 New Ordinary Shares which certain Qualifying Shareholders had irrevocably undertaken not to take up under the terms of the Open Offer were conditionally placed firm by Piper Jaffray and Credit Suisse. Accordingly, a total of 23,837,711 New Ordinary Shares (being 74.79 per cent. of the New Ordinary Shares available under the Open Offer) were either placed firm by Piper Jaffray and Credit Suisse or were the subject of valid applications from Qualifying Shareholders.

Therefore the balance of 8,036,803 New Ordinary Shares not applied for by Qualifying Shareholders under the Open Offer or placed firm by Piper Jaffray and Credit Suisse will be taken up by institutional investors under the Placing pursuant to the Placing Agreement.

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer will rank in full for all dividends and other distributions declared, made or paid on the existing Ordinary Shares after Admission and otherwise pari passu with the existing Ordinary Shares in all respects.

The Placing and Open Offer remains conditional upon, inter alia, admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities. Application has been made to the FSA for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8.00 a.m. on 22 May 2006.

The placing of 2,600,000 existing Ordinary Shares at the Issue Price on behalf of the Selling Shareholders which was announced on the same day as the Open Offer is also expected to complete on Admission.

Terms defined in the Company's prospectus dated 27 April 2006 (the "Prospectus") have the same meaning in this announcement. A copy of the Prospectus has been submitted to the UKLA, and is available for inspection at the Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel no: 020 7676 1000.

- ends –

Enquiries:

Ark Therapeutics Group plc Dr. Nigel Parker, Chief Executive Officer Martyn Williams, Chief Financial Officer	Tel: 020 7388 7722
Piper Jaffray Ltd.	Tel: 020 7743 8700

Jamie Adams	

Credit Suisse Securities (Europe) Limited Paul Nicholls	Tel: 020 7888 8888

Financial Dynamics David Yates Anna Keeble	Tel: 020 7831 3113

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or any other matter referred to herein.

Credit Suisse Securities (Europe) Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or for any other matter referred to herein.

This announcement has been issued by Ark Therapeutics Group plc and is the sole responsibility of Ark Therapeutics Group plc. This announcement does not constitute, or form part of, an offer or solicitation of an offer, to purchase or subscribe for, underwrite or otherwise acquire, any rights, shares or other securities.

Information on the Company

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Directors' Shareholdings
Released	15:51 22-May-06
Number	3716D

Ark Therapeutics Group plc (the "Company")

22 May 2006

Directors' shareholdings

The Company announces that, following admission to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities earlier today of 31,874,514 new Ordinary Shares of 1 pence each in the Company ("Ordinary Shares") issued pursuant to the Company's Placing and Open Offer announced on 27 April 2006, the Company has been informed today of the following dealings by certain of its Directors:

Director	Number of Ordinary Shares acquired*	Resultant holding of Ordinary Shares	Percentage of enlarged issued share capital following the Placing and Open Offer
Dennis Turner	47,000	143,002	0.09%
Dr Nigel Parker	4,706	2,891,373	1.81%
Martyn Williams	4,706	548,104	0.34%
Peter Keen	35,265(1)	194,965(2)	0.12%
David Prince	11,765	11,765	0.01%
Sir Mark Richmond	14,118	14,118	0.01%

* All Ordinary Shares acquired at 85 pence each.

(1) 23,500 of these Ordinary Shares were purchased by Mr Keen's retirement benefit scheme, of which Mr Keen is a joint trustee and sole member.

(2) 183,200 of these Ordinary Shares are beneficially held by Mr Keen's retirement benefit scheme.

Enquiries:

Ark Therapeutics Group plc
Nick Plummer, Company Secretary
Tel: 020 7388 7722

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Share Dealing
Released	17:35 26-May-06
Number	7076D

Ark Therapeutics Group plc

Director's Share Dealing

26 May 2006: Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that it was informed today that Professor Seppo Ylä-Herttuala, a non-executive director of the Company, sold 500,000 of his Ark ordinary shares of 1 pence each today to meet his annual Finnish wealth tax liabilities. These shares, which represent approximately 0.31% of the Company's issued share capital, were sold at a price of 83 pence per share. Following this transaction, Professor Ylä-Herttuala will own 3,652,358 Ark ordinary shares, representing 2.61% of the Company's issued share capital.

- Ends -

Enquiries:

Ark Therapeutics Group plc — Tel: 020 7388 7722
Nick Plummer, Company Secretary

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Result of AGM
Released	15:29 27-Apr-06
Number	1290C

Results of Annual General Meeting

London, UK, 27 April 2006: At the Annual General Meeting of Ark Therapeutics Group plc (LSE: AKT) held today all resolutions were passed. A summary of the proxy voting will be published in the Investor Relations section of the Company's website at www.arktherapeutics.com.

The passing of the resolutions at today's AGM satisfies one of the conditions to the Placing and Open Offer announced earlier today. The Placing and Open Offer remains conditional on, inter alia, Admission becoming effective by not later than 8.00 am on 22 May 2006 (or such later time and/or date as Piper Jaffray and Credit Suisse and the Company may agree, being not later than 8.00 am on 5 June 2006) and the Placing Agreement becoming unconditional in all respects.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

Enquiries:

Ark Therapeutics Group plc	
Nick Plummer, Company Secretary	+44 (0)20 7388 7722

Financial Dynamics	+44 (0)20 7831 3113
David Yates	
Anna Keeble	

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document, relating to the Placing and Open Offer of 31,874,514 New Ordinary Shares at 85 pence per share, comprises a prospectus relating to Ark Therapeutics Group plc prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000. A copy of this document has been filed with the Financial Services Authority in accordance with paragraph 3.2.1 of the Prospectus Rules. This document has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules by the same being made available, free of charge, at the Company's registered office and at the offices of Ashurst, details of which are set out on page 10 of this document.

If you have sold or otherwise transferred all of your registered holding of Ordinary Shares before 27 April 2006, the date upon which the Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange, please send this document, together with the accompanying Application Form (having completed Box 10 on the Application Form), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of Ordinary Shares prior to such date, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected and refer to the instructions regarding split applications set out in the Application Form. If your registered holding of Ordinary Shares which were sold or transferred were held in uncertificated form and were sold or transferred before that date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Open Offer Entitlements to the purchaser or transferee.

The distribution of this document and the accompanying documents, and the transfer of Open Offer Entitlements through CREST, in jurisdictions other than the UK, specifically the United States, Canada, Australia or Japan, may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. The attention of Overseas Shareholders and any person (including, without limitation, stockbrokers, banks or other agents) who have a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom is drawn to the section entitled "Overseas Shareholders" at paragraph 6 of Part 2 of this document.

See "Risk Factors" on pages 13 to 24 (inclusive) of this document for a discussion of certain factors that should be considered by Shareholders when considering whether or not to make an application pursuant to the Open Offer or in connection with an investment in the New Ordinary Shares.

ARK THERAPEUTICS GROUP PLC

(incorporated and registered in England and Wales under the Companies Acts 1985 to 1989 with number 4313987)

PLACING AND OPEN OFFER OF 31,874,514 NEW ORDINARY SHARES AT 85 PENCE PER SHARE

Joint Financial Advisers, Sponsors and Brokers
Piper Jaffray Ltd.
Credit Suisse Securities (Europe) Limited

Application has been made to the Financial Services Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 22 May 2006.

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or any other matter referred to in this document.

Credit Suisse Securities (Europe) Limited which is authorised and regulated in the United Kingdom by the Financial Services Authority and is a member of the London Stock Exchange, is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for providing advice in relation to the Placing and Open Offer or for any other matter referred to in this document.

The latest time and date for acceptance and payment in full under the Open Offer is 11.00 a.m. on 19 May 2006. The procedure for acceptance and payment is set out in Part 2 of this document and, where relevant, in the Application Form.

Neither this document nor any accompanying document is an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration or an exemption from registration. Neither the existing Ordinary Shares, nor the New Ordinary Shares nor the Open Offer Entitlements have been or will be registered under the US Securities Act or under the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares made available under the Placing and Open Offer and the Open Offer Entitlements may not be offered, sold, taken up, delivered or transferred in or into the United States, Australia, Canada or Japan, and, subject to certain exceptions, Application Forms are not being posted to and no Open Offer Entitlements will be credited to a stock account of any person with a registered address in the United States, Australia, Canada or Japan. Subject to certain exceptions, neither this document nor any other document connected with the Placing and Open Offer may be issued, mailed or otherwise distributed or sent, through CREST or otherwise, in or into the United States. All persons (including, without limitation, stockbrokers, banks or other agents) must observe these restrictions. **The attention of Overseas Shareholders and any person (including, without limitation, stockbrokers, banks or other agents) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom is drawn to the section entitled "Overseas Shareholders" at paragraph 6 of Part 2 of this document.**

Neither this document, nor the New Ordinary Shares nor the Open Offer Entitlements have been approved or disapproved by the US Securities and Exchange Commission, any State securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Qualifying non-CREST Shareholders will find an Application Form enclosed with this document. Qualifying CREST Shareholders (none of whom will receive an Application Form) will receive a credit to their appropriate stock accounts in CREST in respect of the Open Offer Entitlements which will be enabled for settlement on 2 May 2006. Applications under the Open Offer may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a *bona fide* market claim arising out of a sale or transfer of Ordinary Shares prior to the date on which the Ordinary Shares were marked "ex" the entitlement by the London Stock Exchange. If the Open Offer Entitlements are for any reason not enabled by 3.00 p.m. or such later time as the Company may decide on 2 May 2006, an Application Form will be sent to each Qualifying CREST Shareholder in substitution for the Open Offer Entitlements credited to its stock account in CREST. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Open Offer.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Open Offer.

The New Ordinary Shares will, on Admission, rank in full for all dividends and other distributions declared, made or paid on the Ordinary Shares after Admission and will otherwise rank *pari passu* in all respects with the Ordinary Shares in issue at the date of this document.

CONTENTS

The following summary information should be read as an introduction to this Prospectus. Any decision to invest in New Ordinary Shares should be based on consideration of this Prospectus as a whole by the investor.

Civil liability attaches to the Responsible Persons, responsible for producing this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court, under the national legislation of a European Economic Area member state, the claimant may have to bear the costs of translating this Prospectus before legal proceedings are initiated.

1. Introduction

Ark announced today that it is proposing to raise approximately £25.5 million, net of expenses, by the issue of 31,874,514 New Ordinary Shares at a price of 85 pence per New Ordinary Share. Other than in respect of the Committed Shares and the Directors' Shares, the Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse.

The issue is being made by way of a Placing and Open Offer to Qualifying Shareholders holding Ordinary Shares at the close of business on 25 April 2006. The Issue Price of 85 pence per New Ordinary Share represents a 4.3 per cent. premium to the closing middle market price of 81.5 pence per Ordinary Share on 26 April 2006, being the last Business Day before the announcement of the Placing and Open Offer.

At the same time as the Placing, the Selling Shareholders are also selling 2,600,000 existing Ordinary Shares at the Issue Price. Ark will not receive any of the proceeds from the sale of the Sale Shares by the Selling Shareholders. The placing of the Sale Shares is conditional, *inter alia,* on Admission of the New Ordinary Shares and has not been underwritten.

2. Information on Ark

Ark is a specialist healthcare group that has created a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. Ark has research activities in both the UK and Finland, manufacturing facilities (cGMP) in Finland and undertakes development, sales and marketing and all other main activities from its corporate head office in London, UK.

The Company's current portfolio and research programmes are as follows:

Product	*Description*	*Stage of Development*	*Indication*	*Status*
Kerraboot®	Wound management device	Marketed	Foot and leg ulcers	Launched in UK and approved in US Nine marketing deals announced
Cerepro™	Gene-based medicine	Phase III/IV	Operable malignant glioma	MAA filed in Europe Orphan Drug Status (FDA/EMEA)
Vitor™	Small molecule	Phase III	Cancer-related cachexia	Therapeutic effect demonstrated in Phase II trial in NSCL and colorectal cancer Fast Track Designation (FDA)
Trinam®	Gene-based medicine	Phase II	Haemodialysis access	Greater than three-fold increase in graft patency demonstrated in Phase II trial Orphan Drug Status (FDA/EMEA)
EG005	Small molecule	Phase II	HIV-related lipodystrophy	Phase II enrolled

Product	*Description*	*Stage of Development*	*Indication*	*Status*
EG010	Ox-LDL-AB test	Development complete	Detection of heart attack risk	CE marked in Europe Out-licensing discussions commenced
Scavidin®	Gene-based molecule	Pre-clinical	Multi-therapeutic application	Pre-clinical therapeutic proof-of-principle achieved
Targeted integrating vector technology	Gene-based medicine	Pre-clinical	Multi-therapeutic application	Technology optimisation and disease target identification
Neuropilin 1	Small molecule	Leads identified	Cancer	Early pre-clinical proof-of-principle *in vitro* achieved

Following Ark's IPO the Company has made considerable progress across its four lead products as well as significantly advancing earlier stage products in its pipeline.

Ark sources innovations through its own research and via collaborations with leading academic institutions. As well as co-funding early research, Ark also acts as the industrial partner to enable collaborating institutions to secure direct EU funding of specific research programmes (more than €15 million to date). Ark retains intellectual property exploitation rights in respect of these programmes. Ark has steadily established itself as an industry leader in gene-based medicine, while at the same time developing related small molecules and a medical devices division.

3. Reasons for the Placing and Open Offer and use of net proceeds

Ark plans to use the net proceeds of the Placing and Open Offer, together with its existing funds, to continue to develop and exploit the potential of its current product development programmes, allowing the Company to build further on the significant progress it has achieved since its IPO. The Directors believe that the additional financial strength resulting from the Placing and Open Offer will also enhance the Group's ability to negotiate favourable terms in future partnering and licensing agreements for its products and intellectual property.

The net proceeds of the Placing and Open Offer receivable by the Company will after expenses amount to approximately £25.5 million. The Directors currently expect that these net proceeds, together with the Company's existing unaudited cash, cash equivalents and money market investments of approxmately £28.1 million as at 31 March 2006, will be utilised as follows:

- approximately 50 per cent. towards progressing the development of its existing clinical programmes Cerepro™, Vitor™ and Trinam® and in particular to take Cerepro™ and Vitor™ through final Phase III/IV and Phase III clinical trials respectively and to take Trinam® into Phase III clinical trials;
- approximately 20 per cent. towards accelerating the development and scaling up of its manufacturing facilities in Kuopio, Finland for the manufacture of Cerepro™ and Trinam®. The EMEA is evaluating the Marketing Authorisation Application for Cerepro™ which was accepted for review in October 2005 and, if approved, the additional funds will allow Ark to complete the development of its manufacturing facilities to meet anticipated demand post-launch. Following the positive initial low dose Phase II results for Trinam® announced in October 2005, the Company also now plans to accelerate the scale up of the manufacturing of this product;
- approximately 15 per cent. towards progressing the development of its early pre-clinical pipeline, in particular Scavidin® and Neuropilin 1 into Phase I clinical trials, as well as to further the development of its site-specific targeted gene-therapy delivery technology;
- approximately 10 per cent. for working capital and other corporate purposes, including administrative overheads and business development costs; and
- approximately 5 per cent. towards enabling the Company to invest in initial sales and marketing infrastructure in preparation for the anticipated launch of Cerepro™.

4. Financial information on Ark

The selected financial information on Ark set out below has been extracted, without material adjustment, from pages 31 and 32 of Ark's 2005 annual report and accounts, pages 27 and 28 of Ark's 2004 annual report and accounts, and pages 12 and 13 of Ark's 2003 annual report and accounts.

	Year ended 31 December			
	2005 *£'000*	*2004* *£'000*	*2004* *£'000*	*2003* *£'000*
	IFRS *(audited)*	*IFRS* *(restated and unaudited)*	*UK GAAP* *(audited)*	*UK GAAP* *(audited)*
Revenue	2,347	154	154	2
Gross profit	2,245	109	109	1
Operating loss	(18,622)	(15,072)	(15,985)	(9,209)
Loss for period	(15,135)	(11,906)	(12,819)	(8,101)
Cash resources at period end	34,290	47,256	47,256	9,158

The accounts for the years ended 31 December 2003, 31 December 2004 and 31 December 2005 have been audited by Deloitte & Touche LLP. The selected financial information for the year ended 31 December 2004 as restated under IFRS is unaudited and is extracted from the report and accounts for the year ended 31 December 2005.

5. Significant change

There has been no significant change in the financial or trading position of the Group since 31 December 2005, the date to which the last audited annual report and accounts were prepared.

6. Working capital

The Company is of the opinion that, taking into account existing cash balances and the net proceeds of the Placing and Open Offer receivable by the Company, the Group has sufficient working capital for its present requirements, that is, for at least 12 months from the date of this document.

7. Current trading and prospects

The Company announced its preliminary statement of results for the year ended 31 December 2005 on 9 March 2006. As at the date of this document, and during the first months of 2006, the Company has continued to make good progress with each of its lead development programmes. The Directors are confident of the financial and trading prospects of the Group for the current financial year.

Since 9 March 2006, the Company has continued to incur losses, in line with Directors' expectations, as it continues to progress the development of its lead development programmes. The Directors expect that losses and cash outflows will continue for a number of years.

8. Details of the Placing and Open Offer

Qualifying Shareholders are being given the opportunity to subscribe for the New Ordinary Shares pro rata to their existing shareholdings at a price of 85 pence per New Ordinary Share on the basis of:

1 New Ordinary Share for every 4 existing Ordinary Shares

held by Qualifying Shareholders at the Record Date and so on in proportion for any other number of Ordinary Shares then held.

Qualifying Shareholders may apply for any number of New Ordinary Shares up to, but not exceeding, their maximum entitlement.

The Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse (other than the Committed Shares and the Directors' Shares), subject to certain conditions set out in the Placing Agreement. Pursuant to and subject to the terms and conditions of the Placing Agreement, Piper Jaffray and Credit Suisse have agreed conditionally to place the New Ordinary Shares (other

than the Committed Shares) with certain existing Shareholders, other institutional investors and certain of the Directors. To the extent that they fail to do so, Piper Jaffray and Credit Suisse have agreed to themselves each subscribe for 50 per cent. of the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) at the Issue Price, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

Application has been made for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on 22 May 2006 and that dealings for normal settlement in the New Ordinary Shares will commence at 8.00 a.m. on the same day.

The total costs and expenses of, and incidental to, the Placing and Open Offer payable by the Company are estimated to amount to £1.6 million.

9. Summary timetable

The latest time and date for receipt of Application Forms under the Open Offer is 11.00 a.m. on 19 May 2006. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 22 May 2006. The results of the Placing and Open Offer will be announced by way of a Regulatory Information Service announcement.

10. Dilution of ordinary share capital upon completion of the Placing and Open Offer

Upon completion of the Placing and Open Offer, the New Ordinary Shares will represent approximately 20 per cent. of the Company's enlarged issued ordinary share capital and the existing Ordinary Shares will represent approximately 80 per cent. of the Company's enlarged issued ordinary share capital. Following the issue of the New Ordinary Shares to be allotted pursuant to the Placing and Open Offer, Qualifying Shareholders who take up their full entitlements under the Open Offer will not suffer any dilution in their interests in the Company. Qualifying Shareholders who do not take up any of their entitlements under the Open Offer will suffer an immediate dilution of approximately 20 per cent. in their interests in the Company.

11. Risk factors

The following is a summary of the key risk factors inherent in an investment in Ordinary Shares. Prospective investors in New Ordinary Shares should consider carefully all of the information set out in this document and the risks attaching to the Company before making any investment decision:

- Ark's products are at varying stages of marketing and development and it may never have a product that is commercially successful.
- Ark has a history of operating losses and an accumulated deficit and may never become profitable.
- Whilst Ark has sufficient working capital to fund its operations for at least the next 12 months, it may require access to additional funding in the future. If the Company fails to obtain such funding, the Group may need to delay, scale back or eliminate the development and commercialisation of some of its products or research and development programmes.
- Regulatory approval of Ark's unapproved products and activities may be delayed, not obtained or, in the case of approved products and activities, not maintained.
- Ark may experience delays in or fail to complete its clinical trials, both of which could affect its financial position and commercial prospects.
- Post-approval Phase IV/corroborative studies and market use may not support the results of trials of approved products, which could lead to the withdrawal or suspension of regulatory approval.
- The Group relies or may rely on third parties for certain of its research, clinical trials, technology, manufacturing, wholesale distribution and sales and marketing. Ark's dependence on third parties may reduce its profit margins and delay or limit its ability to develop and commercialise its products on a timely and competitive basis.
- The Group may not be able to protect adequately its proprietary technology.

- Ark's success depends on its key personnel, and it must continue to attract and retain appropriately qualified employees and consultants. The loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on the Group.
- Ark may be unable to compete effectively against new technologies or competitors that develop drugs that are cheaper, more effective or safer than Ark's products.
- Ark's manufacturing facilities and those of its third-party manufacturers are subject to evolving regulatory requirements, which may impact on the Group's development and commercialisation of its products.
- Market acceptance of Ark's products is uncertain.
- There may be uncertainty over reimbursement from third parties for Ark's newly approved healthcare products.
- The Group must manage effectively the growth of its operations, and an inability to manage such expansion and the associated costs may have a material adverse effect on the Group's business.
- Ark only has operations in the UK and Finland and, therefore, may face potential difficulties in managing and controlling the commercialisation of its products in other countries.
- If Ark faces product liability claims, damages may exceed its insurance.
- Ark's operations involve hazardous materials, including biological material, and compliance with environmental laws and regulations is expensive.
- Exchange rate fluctuations may negatively affect Ark's costs of operations and financial condition.
- The uncertain regulatory, environmental and public perception of ethical and social issues surrounding the use of gene-based medicines may limit or discourage the use of some of Ark's products.
- The share price may be highly volatile.
- Future sales of Ordinary Shares in the public market could cause the stock price to fall.

12. Directors and senior management

The Directors and senior management of the Company and their respective functions (where appropriate) are as follows:

Directors

Dennis Michael John Turner	Non-executive Chairman
Dr Nigel Richard Parker	Chief Executive Officer
Martyn Douglas Williams	Chief Financial Officer
Dr Bruce Carter	Non-executive Director
Peter Stephen Keen	Non-executive Director
Dr Wolfgang Plischke	Non-executive Director
David Prince	Non-executive Director
Sir Mark Henry Richmond	Non-executive Director and Senior Independent Director
Professor Seppo Pasi Antero Ylä-Herttuala	Consultant Director of Molecular Medicine, Non-executive Director and co-founder

Senior management

David Eckland	Director of Research and Development
Paul Higham	Director of Commercial Development
Professor John Martin	Chief Scientific Officer and co-founder
Nicholas Plummer	General Counsel and Company Secretary
Robert Shaw	Head of Technical Services

Co-founder

Stephen Barker	Consultant Vascular Surgeon

In total, the Group employed 136 employees as at 26 April 2006.

DIRECTORS, SECRETARY AND ADVISERS

Directors

Dennis Michael John Turner	Non-executive Chairman
Dr Nigel Richard Parker	Chief Executive Officer
Martyn Douglas Williams	Chief Financial Officer
Dr Bruce Carter	Non-executive Director
Peter Stephen Keen	Non-executive Director
Dr Wolfgang Plischke	Non-executive Director
David Prince	Non-executive Director
Sir Mark Henry Richmond	Non-executive Director and Senior Independent Director
Professor Seppo Pasi Antero Ylä-Herttuala	Consultant Director of Molecular Medicine, Non-executive Director and co-founder

Registered and Head Office and Business Address of the Directors

79 New Cavendish Street
London W1W 6XB

Secretary

Nicholas Plummer

Joint Financial Adviser, Sponsor and Broker

Piper Jaffray Ltd.
1st Floor, Phoenix House
18 King William Street
London EC4N 7US

Joint Financial Adviser, Sponsor and Broker

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Legal Advisers to the Company

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Legal Advisers to the Joint Sponsors

Travers Smith
10 Snow Hill
London EC1A 2AL

Auditors

Deloitte & Touche LLP
City House
Hills Road
Cambridge CB2 1RY

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Receiving Agent

Capita Registrars
Corporate Actions
PO Box 166
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TH

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2006
Record Date for the Open Offer	close of business on 25 April
Posting of Prospectus and Application Forms	27 April
Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST Shareholders	by 2 May
Latest recommended time for requesting withdrawal of Open Offer Entitlements from CREST	4.30 p.m. on 12 May
Latest time for depositing Open Offer Entitlements into CREST	3.00 p.m. on 16 May
Latest time and date for splitting Application Forms (to satisfy *bona fide* market claims)	3.00 p.m. on 17 May
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer or settlement of relevant CREST instruction (as appropriate)	**11.00 a.m. on 19 May**
Dealings in the New Ordinary Shares commence	8.00 a.m. on 22 May
Expected date for crediting of New Ordinary Shares to CREST stock accounts in uncertificated form	22 May
Expected date of despatch of share certificates in respect of New Ordinary Shares in certificated form	by 30 May

Notes:

(1) If you have any questions on the procedure for acceptance and payment, you should contact Capita Registrars, telephone (0870 162 3121, or from outside the UK, +44 20 8639 2157). Please note that Capita Registrars cannot provide financial advice on the merits of the Placing and Open Offer or as to whether or not you should take up your entitlement.

(2) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document may be adjusted by Ark in which event details of the new dates will be notified to the Financial Services Authority and the London Stock Exchange and, where appropriate, to Shareholders.

(3) All references to time in this document are to time in London.

PLACING AND OPEN OFFER STATISTICS

Issue Price	85 pence
Number of Ordinary Shares in issue as at the Record Date	127,498,059
Number of New Ordinary Shares to be issued pursuant to the Placing and Open Offer	31,874,514
Number of Sale Shares to be sold by the Selling Shareholders	2,600,000
Number of Ordinary Shares in issue immediately following Admission	159,372,573
Market capitalisation of Ark following the Placing and Open Offer at the Issue Price	£135.5 million
Gross proceeds of the Placing and Open Offer receivable by the Company	£27.1 million
Estimated net proceeds of the Placing and Open Offer available to the Company	£25.5 million
Gross proceeds receivable by the Selling Shareholders pursuant to the disposal of the Sale Shares	£2.2 million

Prospective investors should be aware that an investment in the Company involves a higher than normal degree of risk. Any investment in the New Ordinary Shares is subject to a number of risks. Before making any investment decision, prospective investors should carefully consider all the information contained in this document including, in particular, the risk factors described below. Some of the following factors relate principally to the Group's business and the sector in which it operates. Other factors relate principally to an investment in the New Ordinary Shares. The risks and uncertainties described below are a list of all risks and uncertainties known to the Directors. Additional risks and uncertainties not currently known to the Directors, or that the Directors currently deem immaterial, may also have an adverse effect on the Group's business, financial condition and results of operations. If any of the risks described in this document actually occurs, the Group may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed. In that case, the market price of the Company's Ordinary Shares could decline, and all or part of an investment in the Company's Ordinary Shares could be lost.

None of the following risk factors should be interpreted as implying that the Group does not have sufficient working capital for its present requirements, that is, for at least 12 months from the date of this document.

Ark's products are at varying stages of marketing and development and it may never develop further products that are commercially successful.

Ark has one approved product, Kerraboot®, which it markets through its own sales force in the United Kingdom and through distributors in other territories. It also has three further lead products in late-stage clinical development. Ark has only recently started to generate revenues, through Kerraboot® sales and under a licence agreement granting a third party access to Ark's proprietary technology. Whilst well progressed, the Group's three unapproved lead products in late-stage clinical development will require additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they could provide the Group with any significant revenues. Due to the inherent risk in the development of pharmaceuticals, it is probable that not all of the product candidates in Ark's portfolio will successfully complete development and be launched. There can be no assurances that any of Ark's products will be commercially successful, for a number of reasons, including:

- the products may not prove to be safe and effective in clinical study programmes;
- Ark may not be able to obtain regulatory approvals for its unapproved products or approvals may be narrower than sought or take longer than anticipated;
- Ark may not be able to secure and maintain intellectual property protection for its products and challenges may be made to its intellectual property;
- competitors may develop more attractive alternative products;
- additional development costs and expenses may be incurred, over and above those expected by the Directors, and Ark may not have adequate financial or other resources to complete the development and commercialisation of its products; and
- any products that are approved may not be accepted in the marketplace.

With the exception of Kerraboot®, the Directors do not expect to be able to market any of the Group's lead products for at least 12 months and, until approved, there is no guarantee that any will come to market. If the Group is unable to develop, receive approval for, obtain necessary patents or successfully commercialise one or more of its products, it may be unable to generate significant revenues. If its development programmes are delayed, this will have a material adverse effect on the Group's business, financial condition, operating results or cash flow.

Furthermore, there can be no assurance that the Group's portfolio of pre-clinical development programmes will succeed in developing additional products which it will be able to commercialise successfully.

Ark has a history of operating losses, an accumulated deficit and may never become profitable.

Ark has experienced operating losses in each year since its inception. As extracted, without material adjustment, from the Company's audited financial accounts for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, the Company had retained losses of £8.1 million for the

12 months ended 31 December 2003, £11.9 million (restated) for the 12 months ended 31 December 2004 and £15.1 million for the 12 months ended 31 December 2005. As at 31 December 2005, Ark had an accumulated deficit of approximately £53.9 million. Ark expects to incur substantial operating losses in the current and future financial years as its research and development activities continue. There can be no assurance that Ark will ever earn significant revenues or achieve profitability, which could impair the Group's ability to pay dividends or to sustain operations and could result in investors losing all or a part of the value of their investment in the Ordinary Shares.

While Ark has sufficient working capital to fund its operations for at least the next 12 months, it may require access to additional funding in the future, and if the Company fails to obtain such funding, the Group may need to delay, scale back or eliminate the development and commercialisation of some of its products or research and development programmes.

The amount and timing of any expenditures needed to implement the Group's development and commercialisation programmes will depend on numerous factors, some of which are outside Ark's control. Additional funds may be necessary due to a number of factors, which could include:

- higher costs and slower progress than expected to develop products or obtain regulatory approvals;
- lower revenues than expected from commercialised products;
- unexpected opportunities to develop additional promising product candidates or to acquire technologies or other businesses;
- costs incurred to file, enforce or protect patents or other intellectual property rights; and
- costs incurred to sustain technological and market developments, scale-up manufacturing and effectively commercialise the Group's products.

The Group is currently not generating sufficient revenues to finance its research, development and commercialisation programmes and other operations, and there can be no assurance that it will do so in the future. If the net proceeds of the Placing and Open Offer, together with existing cash reserves and future revenues, which together are sufficient working capital to fund the Company's operations for the next 12 months, are not sufficient to finance the Group's research, development and commercialisation programmes, additional funds would be required. There can be no assurance that additional funds will be available on a timely basis, on favourable terms, or at all, or that such funds, if raised, would be sufficient to enable the Group to continue to implement its business strategy. If Ark is unable to raise additional funds through equity or debt financing, it may need to delay, scale back or eliminate expenditures for some of its research, development and commercialisation programmes, or grant rights to develop and market products that it would otherwise prefer to develop and market itself, thereby reducing their ultimate value to the Group. The Group's inability to obtain additional funds necessary to operate its business could materially and adversely affect the market price of the Ordinary Shares and all or part of an investment in the Ordinary Shares could be lost. In addition, to the extent that the Company raises capital by issuing additional shares, Shareholders' equity interests would be diluted.

Regulatory approval of Ark's unapproved products and activities may be delayed, not obtained or, in the case of approved products and activities, not maintained.

The clinical evaluation, manufacture and marketing of Ark's products and its ongoing research and development activities are subject to regulation by regulatory and governmental authorities in all territories in which Ark, or any of its partners or licensees, wishes to test, manufacture or market products. The regulatory approval process is extremely expensive and generally takes many years to complete. If Ark fails to obtain or maintain regulatory approval for its products, it will be unable to market and sell such products. Of particular importance is the requirement, applicable in most territories, that an approval to market a product in the relevant territory be obtained from the relevant regulatory authority. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of the product candidate for its proposed use. The time necessary to obtain regulatory approval varies among products and between the US, Europe and the rest of the world, and is affected by numerous factors, most of which are beyond Ark's control. There can be no assurance that regulatory clearance for trials at each stage, and approval for the Group's product candidates still in development, will be forthcoming without delay or at all.

Healthcare products are subject to lengthy and rigorous pre-clinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA in the US and the

EMEA or national regulatory authorities in Europe. Some leading-edge medicines, including some of Ark's products, are subject to public review by other bodies such as the DNA Recombinant Advisory Committee (US) and the Gene Therapy Advisory Committee (UK). Each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval notwithstanding that regulatory approval may have been granted by other authorities. Regulatory agencies may become more cautious as a result of adverse reactions to drugs in clinical trials (including those recently witnessed at Northwick Park Hospital), which may delay the regulatory progress of the Company's products.

Regulatory approval may be delayed, limited or denied for a number of reasons, including the product not meeting safety/efficacy requirements or the relevant manufacturing processes or facilities not meeting applicable requirements. Ark's manufacturing facilities have received Good Manufacturing Practice certification confirming the facilities comply with the standards required by the EMEA for Phase III supplies and commercial supply of Cerepro™. At the present time Ark may not manufacture for commercial supply its other gene-based products at these facilities. There can be no guarantee that Ark's facilities will achieve commercial product certification for its other gene-based products. In addition, there can be no guarantee that Ark will be able to maintain its existing GMP certification. The regulations or policies applied by the relevant authorities may change (and, with leading-edge medicines, there is an increased likelihood of the rules laid down by the regulatory bodies being changed), and any such change may require Ark to undertake additional work, which may not be successful in complying with revised standards.

Ark has in-licensed the active pharmaceutical ingredient in Vitor™ and EG005 from another pharmaceutical company that has already secured marketing approval for the active pharmaceutical ingredient for the treatment of high blood pressure in certain jurisdictions. The pre-clinical and some of the clinical studies on these products were conducted by the other pharmaceutical company before Ark in-licensed the active pharmaceutical ingredient. Ark has completed one Vitor™ Phase III study and intends to commence a further Phase III study. Ark has submitted existing data relevant to the active pharmaceutical ingredient to the FDA and the EMEA and, as a consequence, Ark has not been asked to perform a Phase II study on Vitor™ on patients with cancer cachexia. There is, therefore, a risk that the further Phase III study will provide unforeseen results that do not confirm safety or efficacy in such patients, that might have otherwise been discovered in a Phase II study. EG005 has not been validated in *in vivo* models, as these do not exist in the lipodystrophy disorder, and thus there is a risk that clinical trials will not show efficacy.

In connection with its development programme for Trinam®, Ark has completed the low dose stage of a Phase II ascending dose study using a VEGF gene, an adenoviral vector and a collagen collar. The results demonstrated a safety profile that gave no cause for concern and that the product was effective at this dose. However, this Phase II study is continuing at a higher, expected therapeutic, dose and there can be no guarantee that safety issues will not arise at the higher dose. In addition, the current Phase II trial is only in a small number of patients and there is no guarantee that safety issues will not arise when a larger group is exposed to the product in a subsequent Phase III trial.

In 2005 Ark filed with the EMEA for early marketing approval of Cerepro™ as an orphan medicinal product using existing Phase II trial data. There is a risk that the EMEA will not permit the Cerepro™ application to take advantage of the early approval routes, in which case the Cerepro™ application will be processed under standard application procedures once Phase III/IV data has been obtained. Irrespective of the marketing approval application route permitted by the EMEA, there is a risk that the EMEA will not grant Cerepro™ marketing approval.

Regulatory authorities, including the FDA and the EMEA, may disagree with the Group's interpretations of data from pre-clinical studies and clinical trials. Regulatory authorities also may approve a product for fewer indications than requested or may grant approval subject to the performance of post-marketing studies for a product. In addition, regulatory authorities may not approve the labelling claims that are necessary or desirable for the successful commercialisation of the Group's products.

Even if Ark receives regulatory approvals, once marketed its products may exhibit adverse effects that limit or prevent their widespread use or that cause the products to lose their licences and force Ark to withdraw those products from the market. This risk may be increased where a product had been granted Orphan Drug Status as a result of the more limited clinical testing which may be conducted prior to marketing approval being granted.

In addition, a marketed product continues to be subject to strict regulation after approval. Changes in applicable legislation and/or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to market, the imposition of restrictions on the product's sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on Ark's business.

The failure to comply with applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Any delay in, or failure to receive or maintain, approval for any of Ark's products could prevent it from ever generating meaningful revenues or achieving profitability.

Ark may experience delays in or fail to complete its clinical trials, both of which could affect its financial position and commercial prospects.

As part of the regulatory approval process, Ark must conduct pre-clinical studies and clinical trials for each of its unapproved products to demonstrate safety and efficacy. The number of pre-clinical studies and clinical trials that will be required varies depending on the product, the indication being evaluated, the trial results and the regulations applicable to the particular product. The results of pre-clinical studies and initial clinical trials of Ark's unapproved products do not necessarily predict the results of later-stage clinical trials. Unapproved products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. There can be no assurance that the data collected from the pre-clinical studies and clinical trials of the Group's unapproved products will be sufficient to support FDA, EMEA, other regulatory approval, or approval from local ethics committees. In addition, the continuation of a particular study after review by an independent data safety monitoring board or review body does not necessarily indicate that all clinical trials will ultimately be successfully completed.

Ark cannot accurately predict when its current clinical trials will be completed, if at all, nor when planned clinical trials will begin or be completed. Successful and timely completion of clinical trials will require Ark to recruit a sufficient number of patient candidates, locate or develop manufacturing facilities with regulatory approval sufficient for production of the product to be tested and enter into agreements with contract research organisations to perform the trials.

Many factors affect patient enrolment in clinical trials, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials, new drugs approved for the conditions the trial is investigating and adverse publicity surrounding the trials of other drug development companies. Other companies are conducting clinical trials and have announced plans for future trials that are seeking, or are likely to seek, patients with the same conditions as those Ark is studying. Competition for patients in cardiovascular disease and cancer clinical trials is particularly intense because of the limited number of leading cardiologists and oncologists and the geographic concentration of major clinical centres. As a result of all of these factors, Ark's trials may take longer to enrol patients than anticipated. Delays in patient enrolment in the trials may increase Ark's costs and slow down its product development and approval process. Trials may also be subject to delays stemming from patient withdrawal or from lower than expected event rates. These trials may also incur increased costs if enrolment is increased in order to achieve the desired number of events. Ark's product development costs will also increase if it needs to perform more, or larger, clinical trials than planned.

In order for the Group to conduct clinical trials on its unapproved products, the manufacture of such products is subject to regulatory authorisation and to the GMP (Good Manufacturing Practice) requirements of the countries or territories in which manufacturing and the trials are to take place. Ark has received certification that its manufacturing facilities are in compliance with GMP standards as required by the EMEA for the purposes of Phase III trials and for commercial supply of Cerepro™. Although the Group currently intends to bring in-house the manufacture of Trinam® for commercial production and is preparing to expand its manufacturing facilities for certification for clinical and commercial supply, any delays in this process could cause a delay in the clinical trials and commercial supply for its products. Ark may also not be able to access manufacturing facilities with the necessary qualifications for timely commencement and completion of clinical trials for any of its other unapproved products which it may outsource during the expansion phase.

The Group relies on third-party contract research organisations to conduct its clinical trials and, accordingly, Ark has had and will continue to have less control over the timing and completion of the trials than would be the case if it were relying entirely upon its own staff. Errors by contract research organisations or other third parties involved in the trials, such as outside laboratories, could lead to delays, including those stemming from invalidating the participation of a patient.

The Group's products may produce unexpected side effects or serious adverse events which could interrupt, delay or halt clinical trials of Ark's unapproved products and could result in the FDA, EMEA or other regulatory authorities denying approval of its products for any or all targeted indications. An independent data safety monitoring board, the FDA, EMEA, other regulatory authorities or Ark itself may suspend or terminate clinical trials at any time. There can be no assurances that any of Ark's product candidates will ultimately prove to be safe for human use. Ark's clinical trials could also be delayed or terminated in the event that the product being tested is in the same class of drug as a marketed product that is revealed to cause side effects.

Any delays in completing clinical trials will delay Ark's ability to generate revenue from product sales, and the Group may have insufficient capital resources to support its operations. Even if the Group does have sufficient capital resources, its ability to generate meaningful revenues or become profitable will be delayed.

Post-approval Phase IV/corroborative studies and market use may not support the results of trials of those approved products with Orphan Drug Status or Fast Track Designation, which could lead to the withdrawal or suspension of regulatory approval.

A number of Ark's products have received Orphan Drug Status or Fast Track Designation and it is envisaged that other Ark product candidates will similarly qualify for such status. These designations are in recognition of the specialist areas of disease targeted by particular products and/or the current lack of approved products for a particular medical condition, and allow for the acceleration of the marketing approval process. Where such products have received marketing approval on the basis of limited pivotal studies, further post-marketing clinical studies ("Phase IV/corroborative studies") may or may not be required. There can be no guarantee that such post-approval studies, if required, will corroborate the results of earlier trials. Furthermore, the market use of such products may show different safety and efficacy profiles to those demonstrated in the trials on which marketing approval was based. Such circumstances could lead to the withdrawal or suspension of marketing approval for those particular products, which could have a material adverse effect on the Group's business.

The Group relies or may rely on third parties for certain of its research, clinical trials, technology, manufacturing, wholesale distribution and sales and marketing.

The Group has entered into agreements and arrangements with a number of third parties and may enter into additional agreements and arrangements for research, clinical trials, technology, manufacturing, wholesale distribution and sales and marketing.

The Group has entered into consultancy agreements with a number of third parties, including Professor Martin and Professor Ylä-Herttuala and members of their respective research teams at University College London and the University of Kuopio, pursuant to which it obtains intellectual property rights to research. In addition, the Group obtains intellectual property rights derived from research conducted pursuant to funded projects conducted by the University of Kuopio research staff commissioned by Ark. The termination of any of these arrangements could have a material adverse effect on the Group's research and development programmes.

As already stated, the Group relies primarily on third party contract research organisations to conduct its clinical trials. As a result, Ark has had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trials than would be the case if it relied entirely upon its own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in co-ordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct the Group's trials. Ark may experience unexpected cost increases that are beyond its control. Problems with the timeliness or quality of the work of a contract research organisation may lead the Group to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay the Group's trials, and contractual restrictions may make such a change difficult or impossible.

Additionally, it may be impossible to find a replacement organisation that can conduct the Group's trials in an acceptable manner and at an acceptable cost.

Ark also licenses certain technologies which are material to its business from third parties, including the adenoviral vector manufacturing cell line for Trinam® and the active pharmaceutical ingredient for EG005 and Vitor™. Ark does not own the patents or supplementary protection certificates which underlie these licences. These licences may generally be terminated by the licensor in the event of an unremedied breach by Ark of its obligations under the licence and in other specified circumstances. If any of the Group's licence agreements is terminated, the further development and commercialisation of some of the Group's products could be prevented or delayed, reducing its potential revenues. The scope of Ark's rights under its licences may be subject to dispute by licensors or third parties. In some cases, Ark does not control the prosecution or filing of the patents to which it holds licences and is reliant upon its licensors to prevent infringement of those patents. There can be no assurance that the Group will be able to obtain licences for the technologies that it requires in the future.

Ark relies on contract manufacturing organisations to develop and manufacture certain of its products, including for its clinical development programmes, for example Ashton Pharmaceuticals Limited manufactures Vitor™. There is a risk that if one of these organisations were to cease supplying products for Ark without warning there would be a delay in, and an increase in the costs of, its product development programmes. Additionally, there is a risk that the Group might not be able to secure or maintain the supplies of products or manufacturing or wholesale distribution capability that it may need in future. There can be no assurance that Ark's products, including its currently unapproved products, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although there are several potential manufacturers capable of manufacturing its non gene-based products, Ark will, in most cases, rely on one manufacturer to manufacture products to marketing approval and thereafter intends to establish additional manufacturing arrangements for commercial supply. There can be no guarantee that Ark will be successful in establishing such manufacturing arrangements on acceptable terms, or at all, or in maintaining those it already has.

Ark produces Cerepro™ in-house and, if marketing is approved, plans to increase production volumes in line with commercial market requirements. Ark plans initially to utilise other manufacturers to produce Trinam® and then to bring Trinam® production in-house once its enlarged manufacturing facility for such production is operational. In respect of gene-based medicines, whilst certain specific technologies used by Ark are successfully utilised by other manufacturers, there can be no guarantee that Ark's internal production teams will achieve desired production standards and volumes. If this were the case, shortfalls in supply could occur until Ark sourced an alternative supplier. Ark is attempting to source other manufacturers but currently none have been found with the full complement of technological expertise required to perform such manufacture. Establishing a replacement source for any of the products could require at least 18 months and involve significant additional expense.

Ark has a small sales force for the Kerraboot® device. To the extent that the Group decides to market some or all of its other products in the future, significant expenditure and management resources would be needed to develop a marketing and sales capability with appropriate technical expertise and distribution capabilities. Ark may attempt to build such a sales and marketing organisation on its own or with the assistance of one or more contract sales organisations or commercialisation partners. For some market opportunities, the Group may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of its products. Ark may not be able to establish sales, marketing and distribution capabilities of its own or enter into arrangements with contract sales organisations or larger pharmaceutical or biotechnology firms in a timely manner or on acceptable terms. To the extent that Ark enters into co-promotion or other licensing arrangements, its product revenues are likely to be lower than if it directly marketed and sold its own products, and some or all of the revenues received will depend upon the efforts of third parties, which cannot be guaranteed by Ark and which may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than Ark anticipates, requiring it to divert capital from other intended purposes or preventing it from building its marketing and distribution capabilities to the desired levels.

Ark's dependence on third parties may reduce its profit margins and delay or limit its ability to develop and commercialise its products on a timely and competitive basis.

The Group may not be able to protect adequately its proprietary technology.

Ark's ability to compete effectively with other companies depends, amongst other things, on the discovery, development and exploitation of its technology. However, there can be no assurance that competitors have not developed or will not develop substantially equivalent technologies or gain access to Ark's technology. To date, Ark's 15 families of patent applications are currently progressing through the examination process, and it has been granted 39 patents. Patents have been granted for Kerraboot® in 23 countries including the United States, for Trinam® in 21 countries and for Cerepro™ in 4 countries including the United States. With regard to Ark's lead products, patent applications or divisional applications are pending in the US for Vitor™ and Trinam® and in Europe for Cerepro™ and Vitor™ but there can be no assurance that further patents will be issued with respect to Ark's applications now pending or which may be applied for in the future. The lack of any such patents may have a material adverse effect on Ark's ability to develop and market its proposed products. No assurance can be given that Ark will develop products which are patentable or that its current or future patents will be sufficiently broad in their scope to provide commercially meaningful protection against competition from third parties. There can be no assurance as to the ownership, validity or scope of any patents which may be issued to Ark or that claims relating to its patents will not be asserted by other parties or that, if challenged, Ark's patents will not be revoked. Even if competitors do not successfully challenge Ark's patents, there can be no guarantee that they will not be able to design around Ark's patents or develop unique technologies or products providing effects similar to Ark's patents, which may decrease the Group's future potential revenues.

The commercial success of Ark will also depend upon its non-infringement of patents granted to, and other intellectual property rights of, third parties, including any who may have filed applications or who have obtained or may obtain patents relating to products which might inhibit Ark's ability to develop or exploit its own products. Additionally, as patent applications, in general, are not published until 18 months after the date of priority applications or, in some cases in the US, until grant, the Group cannot be certain that it was the first to make, or seek patent protection for, the invention claimed by each of its patents and patent applications. As a result of these factors, to avoid infringing third-party intellectual property rights, Ark may need to utilise alternative technology or exploit under licence other parties' intellectual property rights. Ark has in the past, and may in the future, license technologies for its development programmes. There can be no assurance that Ark will be able to obtain or maintain the right to utilise such technology or, where licences are required, that Ark will be able to obtain or maintain any such licence on commercially favourable terms, if at all. This may have a material adverse effect on Ark's business, financial condition, operating results and cash flows. In addition there can be no assurance that technologies licensed by Ark will not subsequently be found to infringe third party intellectual property rights.

To the extent that the Group's intellectual property rights are infringed, or the Group is alleged to infringe third-party intellectual property rights, litigation may be necessary to protect the Group's intellectual property rights or to defend the Group against infringement actions, which could result in substantial costs to, and diversion of efforts by, the Group with no guarantee of success. The Group's attempts to obtain patent or other protection for its technologies may also be subject to opposition, which the Group may need to incur substantial costs to overcome, with no guarantee of success. The Group may also feel it necessary to engage in costly opposition or interference proceedings to prevent third parties obtaining relevant patent or other protection, again with no guarantee of success.

Ark's success depends on its key personnel, and it must continue to attract and retain key employees and consultants.

In common with many smaller companies, the Group's future success is substantially dependent on its key personnel, including Dr Nigel Parker, its Chief Executive Officer, Professor John Martin, its Chief Scientific Officer, and Professor Seppo Ylä-Herttuala, its Consultant Director of Molecular Medicine, as well as its other Executive Directors, senior management and consultants. The loss of any of these key personnel may have a material adverse effect on the future of the Group's business. Competition for qualified employees and personnel in scientific research and biotechnology industries is intense and there are a limited number of persons with knowledge appropriate to, and experience within, such industries. The process of identifying such personnel with the combination of skills and attributes required to enable Ark to carry out its strategy is often lengthy.

Ark's success depends to a significant degree upon its ability to attract and retain qualified management, scientific, technical, marketing and sales personnel and upon the continued contributions

of such management and personnel. Ark's employees may voluntarily terminate their employment at any time. There is no guarantee that Ark will be successful in attracting and retaining qualified executives, scientists and personnel.

Ark has obtained key man insurance cover for Dr Nigel Parker, Professor John Martin and Professor Seppo Ylä-Herttuala, but not for any other of its key personnel. Where there is key man cover, there can be no assurance that this would adequately compensate the Group for the loss of their services. The loss of the services of key personnel and/or the inability to attract additional qualified personnel could have a material adverse effect on the business.

Ark may be unable to compete effectively against new technologies or competitors that develop drugs that are cheaper, more effective or safer than Ark's products.

The biotechnology industry is characterised by significant and rapid technological change. Research and discoveries by others may render the Group's products obsolete.

The Group may experience competition for Kerraboot® and its products currently under development. Competition may come from companies which have greater research, development, marketing, financial and personnel resources than Ark, and can, therefore, more quickly adapt to changes in the marketplace. Competitors may precede Ark in developing products and receiving regulatory approval or may succeed in developing products that are more effective, safe or economically viable than those developed by Ark. The Group cannot be sure that its products will:

- obtain regulatory approvals or reach the market more rapidly than those of its competitors;
- compete with safer, more effective or less costly products marketed by its competitors;
- be adapted rapidly enough to incorporate and/or compete with new technologies and scientific advances;
- be favoured by medical centres, physicians or patients over existing treatments for the same indications; or
- compete cost-effectively with other products that treat the same indications.

Successes by its competitors or technological changes could render Ark's technology and products obsolete and/or otherwise uncompetitive.

In addition, where Ark's products address conditions which are caused by existing treatments, it is possible that those treatments could be modified or replaced, and the market for the product could therefore disappear. For example in the case of EG005, as lipodystrophy syndrome becomes better understood and more clearly associated with specific drugs or classes of drugs taken by HIV patients, the prevalence may be reduced by switching antiretroviral drugs or by the emergence of new antiretroviral drugs. This could reduce or eliminate the clinical need for EG005. In addition, where Ark's products are intended to be used in conjunction with an existing medical procedure, if an existing alternative medical procedure increases in popularity or a new medical procedure is developed, the market for Ark's product may deteriorate.

Ark's manufacturing facilities and those of its third-party manufacturers are subject to regulatory requirements, which may impact on the Group's development and commercialisation of its products.

The Group's products need to be manufactured to high standards, in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. The manufacture of such products is subject to regulatory authorisation and to the GMP requirements prescribed in the relevant country or territory of manufacture or supply. Ark has received certification that its manufacturing facilities are in compliance with GMP standards for the supply of gene-based medicines for clinical use and commercial production of Cerepro™ in Europe. Ark is currently directing efforts to enlarge its manufacturing capabilities for trial and commercial manufacture of gene-based medicines to meet regulatory requirements. There is a possibility that Ark may not meet FDA requirements for the US or EMEA requirements for Europe, which could cause delays and additional expense.

The GMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by Ark and its third-party manufacturers with GMP requires record keeping and quality control to ensure that the product meets applicable specifications and other requirements including audits of vendors, contract laboratories and suppliers. Manufacturing facilities are subject to inspection by regulatory authorities at any time. If an inspection by a regulatory authority indicates that there are deficiencies, Ark or its third-party manufacturer, as appropriate, could be required to take remedial actions, stop production or close the relevant facility,

which could disrupt the manufacturing process and limit the supplies of the Group's products. As a consequence, Ark also may be required to curtail the relevant clinical trials, may not be permitted to sell its products or may be limited as to the countries or territories in which it is permitted to sell them.

Ark is currently constructing a new manufacturing facility for commercial supply. There can be no assurance that the facility will ultimately be completed when required, licensed or, if it is licensed, that the licence will not be suspended because of a failure to maintain compliance or for any other reason.

Market acceptance of Ark's products is uncertain.

The success of the Group will depend on the market acceptance of its products and there can be no guarantee that this acceptance will be forthcoming. Notwithstanding the technical merits of a product developed by Ark, there can be no assurance that medical practitioners will adopt such products as a standard means of medical practice or that the medical procedures at which Ark's products are targeted will maintain market acceptance. Physicians will use Ark's products only if they determine, based on experience, clinical data, side effect profiles and other factors, that they are preferable to other products then in use or beneficial in combination with other products. Recommendations and endorsements by influential physicians will be essential for market acceptance of Ark's products, and the Group may not be able to obtain these recommendations and endorsements.

Many other factors influence the adoption of new products, including marketing and distribution restrictions, adverse publicity, product pricing and reimbursement by third-party payers, as well as the introduction of competing products. The failure of any Ark's products to achieve market acceptance would prevent it from ever generating meaningful product revenues.

Market acceptance of Ark's products may depend on their superiority over existing therapies. Any restriction on Ark's ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of its products and/or its costs.

There may be uncertainty over reimbursement from third parties for Ark's newly approved products.

Ark's ability to commercialise its products will depend, in part, on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers, managed care programmes and other third-party payers. Whilst Kerraboot® has been awarded a reimbursement price in the UK by the NHS's Prescription Pricing Authority, reimbursement prices are reviewed annually and there is a risk that after such review the reimbursement price is reduced or withdrawn by the Prescription Pricing Authority.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. In many countries, medicinal products are subject to a regime of reimbursement by government health authorities, private health insurers or other organisations. There is increasing pressure from these organisations to limit healthcare costs by restricting the availability and level of reimbursement. Whilst the Group anticipates pricing its products in the range of current new biotechnology products, there can be no assurance that adequate public health service or health insurance coverage will be available to enable the Group to obtain or maintain prices for its products sufficient to realise an appropriate return on investment.

In addition, changes to the rules and regulations regarding reimbursement or changes to existing regimes of reimbursement or the introduction of a new regime in any country could impact on whether reimbursement is available at adequate levels or at all. Internationally, rules and regulations regarding reimbursement change frequently, in some cases at short notice. In view of the global cost pressures on healthcare and pharmaceutical markets, further changes should be expected.

The Group must effectively manage the growth of its operations.

The Group currently operates in the UK and Finland. The Group's ability to manage its growth effectively will require it to continue to improve and expand its operating, financial and management controls, reporting systems and procedures, and to recruit, train, motivate and manage its employees. There can be no assurance that the Group will be able effectively to implement these programmes or improve its management information and control systems in an efficient and timely manner or that, if implemented, such improvements will be adequate to support the Group's operations. Any inability of the Group to manage its expansion successfully could have a material adverse effect on its business.

Ark's difficulties in effectively exploiting its products internationally.

Ark only has operations in the United Kingdom and Finland and, therefore, faces potential difficulties in managing and controlling the commercialisation of its products in other countries.

In order to access effectively foreign countries, Ark may have to rely on third parties to carry out and perform the marketing and commercialisation of its products in those territories. Ark would, therefore, have less control over marketing and sales of its products internationally and there is a risk that Ark's products may not be effectively commercialised abroad. Ark will also need to rely on third parties to undertake and manage applications for marketing approvals in foreign jurisdictions, together with seeking local price reimbursement for its products. As already stated in relation to other risks set out in this section, there is a risk that such marketing authorisations or price reimbursement may take considerable time to obtain or may never be granted, thus delaying or preventing Ark's products from entering the marketplace in those territories.

Managing international contracts with international partners would absorb significant Ark's management time and financial resources and there is a risk that, as Ark is not in direct control of these activities, progress with commercialisation of its products in foreign countries will be slower than if Ark was performing such tasks itself.

Failure to maintain effective dialogue and relations with third party contractors can result in the risk of a breakdown in the relationship with a possible result of commercial litigation. If Ark was forced to litigate in foreign countries to protect its rights, such litigation might take many months (possibly years) to conclude, require significant time and effort from Ark's management as well as financial resources and may ultimately delay or prevent Ark from marketing its products in the territories where the dispute has arisen.

If Ark faces product liability claims, damages may exceed its insurance.

Ark's business exposes it to potential product liability and professional indemnity risks which are inherent in the research, development, manufacturing, marketing and use of medical treatments. It is impossible to predict the potential adverse effects that the Group's products may have on humans. The Group faces the risk that the use of its products in human clinical trials will result in adverse effects, or that long-term adverse effects may only be identified following clinical trials and approval for commercial sale. In addition, there can be no assurance that physicians and patients will comply with any warnings that identify the known potential adverse effects and any patients who should not receive the Group's products. There can be no assurance that the necessary insurance cover will be available to Ark at an acceptable cost or at all, or that, in the event of any claim, the level of insurance carried by Ark now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect Ark's business. If Ark cannot adequately protect against potential liability claims, it may find it difficult or impossible to commercialise its products.

Ark's operations involve hazardous materials, including biological material, and compliance with environmental laws and regulations is expensive.

The Group's operations, including its manufacturing facilities, are subject to environmental and safety laws and regulations, including those governing use of hazardous materials, such as biological materials and genetically modified organisms. The cost of compliance with these and similar future regulations could be substantial. Although Ark believes its procedures comply with applicable regulations, the risk of accidental release or contamination or injury from the biological and other hazardous materials with which Ark works cannot be eliminated. If an accident, contamination or accidental release were to occur, Ark could incur significant costs associated with civil damages and penalties or criminal fines, and in complying with environmental laws and regulations. Any accident, contamination or accidental release could have an adverse effect on Ark's business, financial condition, operating results and cash flows. Although the Group actively manages its insurance programme, these may not be adequate to cover the damages, penalties and fines that could result from an accident, and the Group may not be able to obtain adequate insurance at an acceptable cost or at all.

Exchange rate fluctuations may negatively affect Ark's financial condition.

As a consequence of the international nature of its business, Ark is exposed to risks associated with changes in foreign currency exchange rates. Ark is headquartered in the United Kingdom and presents its consolidated financial statements in pounds sterling. Substantially all of Ark's cash resources are in pounds sterling. Currently, currency risk primarily arises from Ark's clinical trials

undertaken in the US as these represent a significant percentage of its operating costs. To a lesser extent, currency risk arises in Europe since a proportion of Ark's operational costs are incurred in euros in Finland. Ark's sales and licence receipts will also be affected by fluctuations in exchange rates in the future to the extent they are denominated in currencies other than pounds sterling. A large proportion of any future revenues of Ark are expected to be in US dollars.

Therefore movements in the exchange rates used by Ark to translate foreign currencies, in particular the US dollar and the euro, into pounds sterling may have a significant impact on Ark's reported results of operations, financial position and cash flows.

The uncertain regulatory, environmental and public perception of ethical and social issues surrounding the use of gene-based medicines may limit or discourage the use of some of Ark's products.

Ark's success will depend upon its ability to continue to develop therapeutic products through its research programmes. For social or other purposes, governmental authorities may call for tighter regulation of research into and testing of gene-based medicines, such as Cerepro™, Trinam® and Scavidin®. Thus far, no human gene therapy product has been approved for market by the US or EU regulatory authorities, which makes the regulatory requirements more uncertain than for more conventional pharmaceutical medicines.

Claims that gene-based products are unsafe for consumption or pose a danger to the environment may influence public attitudes, and such products have in the past received negative publicity and aroused public debate in some countries. Ethical and other concerns about gene-based research work, and the products resulting from this research, could materially and adversely affect the market acceptance of Ark's products.

RISKS RELATING TO THE ORDINARY SHARES

The share price may be highly volatile.

The share price of publicly traded emerging healthcare companies can be highly volatile. The price at which the New Ordinary Shares will be issued and the price which investors may realise for their Ordinary Shares will be influenced by a large number of factors, some specific to Ark and its operations, some which may affect the quoted biotechnology sector, companies with gene-based medicines or quoted companies generally, and many of which are outside the control of the Group.

These include, but are not limited to:

- actual or anticipated results of clinical trials;
- actual or anticipated regulatory approvals of healthcare products or of competing products;
- changes in laws or regulations applicable to healthcare products;
- changes in the expected or actual timing of development programmes;
- actual or anticipated variations in periodic operating results;
- announcements of technological innovations by the Group, or its competitors;
- new products or services introduced or announced by the Group or its competitors;
- changes in financial estimates or recommendations by securities analysts;
- conditions or trends in the biotechnology and pharmaceutical industries;
- changes in the market valuations of similar companies;
- announcements by the Group of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- disputes or other developments relating to proprietary rights, including patents, litigation matters and the Group's ability to obtain, maintain and defend patent protection for its technologies and to avoid infringement of third party intellectual property rights; and
- trading volume of the Ordinary Shares.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may

seriously harm the market price of the Ordinary Shares, regardless of the Group's operating performance.

Future sales of Ordinary Shares in the public market could cause the stock price to fall.

Sales of a substantial number of Ordinary Shares in the public market after the Placing and Open Offer, whether from investors who acquired Ordinary Shares in the Placing and Open Offer or from pre-existing Shareholders, or the perception that these sales might occur, could depress the market price of the Ordinary Shares.

The rights of holders of Ordinary Shares are governed by English law and US holders may not be able to exercise pre-emptive rights.

Rights afforded to shareholders in English companies are governed by English law and their Memorandum and Articles of Association, and differ in certain respects from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the corporation can bring an action in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

If the share capital of the Company is increased and new Ordinary Shares are issued for cash, existing Shareholders are entitled to pre-emptive rights in respect of those Ordinary Shares unless waived by a shareholders' resolution. If the Company allots Ordinary Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of the Ordinary Shares outside the UK may not be able to exercise their pre-emptive rights for Ordinary Shares unless the Company decides to comply with applicable local laws and regulations. US resident Shareholders would not be able to exercise their pre-emptive rights to the new Ordinary Shares unless an effective registration statement was in place or an exemption from the registration requirements of the US Securities Act was available. There can be no assurance that the Company will file any such registration statement, or that an exemption from the registration requirements of the US Securities Act will be available, which would result in the US resident Shareholders being unable to exercise their pre-emptive rights.

PART 1

LETTER FROM THE CHAIRMAN OF ARK

ARK THERAPEUTICS GROUP PLC

(incorporated and registered in England and Wales with registered number 4313987)

Directors:

Dennis Michael John Turner *(Non-executive Chairman)*

Dr Nigel Richard Parker *(Chief Executive Officer)*

Martyn Douglas Williams *(Chief Financial Officer)*

Dr Bruce Carter *(Non-executive Director)*

Peter Stephen Keen *(Non-executive Director)*

Dr Wolfgang Plischke *(Non-executive Director)*

David Prince *(Non-executive Director)*

Sir Mark Henry Richmond *(Non-executive Director and Senior Independent Director)*

Professor Seppo Pasi Antero Ylä-Herttuala *(Consultant Director of Molecular Medicine, Non-executive Director and co-founder)*

Registered office:
79 New Cavendish Street
London W1W 6XB

27 April 2006

To: Qualifying Shareholders and, for information only, to participants in the Share Option Schemes

Dear Shareholder,

Placing and Open Offer of 31,874,514 New Ordinary Shares at 85 pence per share

1. Introduction

Your Board announced today that Ark is proposing to raise approximately £25.5 million, net of expenses, by the issue of 31,874,514 New Ordinary Shares at a price of 85 pence per New Ordinary Share. The issue is being made by way of a Placing and Open Offer to Qualifying Shareholders holding Ordinary Shares at the close of business on 25 April 2006. The Issue Price of 85 pence per New Ordinary Share represents a 4.3 per cent. premium to the closing middle market price of 81.5 pence per Ordinary Share on 26 April 2006, being the last Business Day before the announcement of the Placing and Open Offer.

At the same time as the Placing, the Selling Shareholders are also selling 2,600,000 existing Ordinary Shares at the Issue Price. Ark will not receive any of the proceeds from the sale of the Sale Shares by the Selling Shareholders. The placing of the Sale Shares is conditional, *inter alia,* on Admission of the New Ordinary Shares and has not been underwritten.

Qualifying Shareholders are invited to apply for New Ordinary Shares on the basis of 1 New Ordinary Share for every 4 existing Ordinary Shares held. The New Ordinary Shares, other than the Committed Shares, have been conditionally placed by Piper Jaffray and Credit Suisse with certain existing Shareholders, institutional investors and certain of the Directors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer. The Placing and Open Offer is conditional on the passing of the Resoultions. The Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse (other than the Committed Shares and the Directors' Shares). The purpose of this document is to provide details of, and the background to, the Placing and Open Offer.

Further details about the Placing and Open Offer and how Qualifying Shareholders can apply for New Ordinary Shares are set out in this letter, in the letter from Piper Jaffray and Credit Suisse in Part 2 of this document and, where relevant, in the Application Form.

2. Background

Ark is a specialist healthcare group that has created a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. Ark has research activities in both the UK and Finland, manufacturing facilities (cGMP) in Finland and undertakes development, sales and marketing and all other main activities from its corporate head office in London, UK.

The Company has commenced marketing its first product, Kerraboot®, a novel wound dressing device for leg and foot ulcers which was launched into the primary healthcare community in the middle of 2004. In addition, the Company has a broad portfolio of products in clinical development, the most advanced of which is Cerepro™, a novel gene-based product for the treatment of patients with operable high grade glioma, which is undergoing early regulatory review for marketing authorisation in Europe and a corroborative Phase III/IV study, also in Europe. Two further advanced clinical products with encouraging results are in Phase III (Vitor™) and Phase II (Trinam®) development. Ark's clinical portfolio is underpinned by a number of earlier and unique pre-clinical candidates and the more advanced of these have already shown exciting pre-clinical therapeutic proof-of-principle results in *in vivo* disease models.

Ark sources innovations through its own research and via collaborations with leading academic institutions. As well as co-funding early research, Ark also acts as the industrial partner to enable collaborating institutions to secure direct EU funding of specific research programmes (more than €15 million to date). Ark retains intellectual property exploitation rights in respect of these programmes. Ark has steadily established itself as an industry leader in gene-based medicine, while at the same time developing related small molecules and a medical devices division.

Following Ark's IPO the Company has made considerable progress across its four lead products as well as significantly advancing earlier stage products in its pipeline.

Notable achievements include:

Kerraboot®

- UK community launch effected in the middle of 2004, following recruitment of own sales force
- the receipt of Drug Tariff reimbursement approval
- the signing of nine marketing agreements across 11 territories, including Australia/New Zealand, China, Ireland, Denmark, The Netherlands and Turkey
- the launch of a super-absorbent version in December 2005 in response to market demand
- US patent secured in January 2006
- prescription-generated sales for Kerraboot® were some 51 per cent. higher in the first three months of 2006 compared to the first three months of 2005

Cerepro™

- second Phase II study has shown an almost doubling of mean survival times versus standard treatments, confirming results of the first Phase II study
- early application for marketing approval in Europe filed with and validated by the EMEA in October 2005 with the formal review process underway
- the Group's facility in Finland was licensed by the Finnish National Agency for Medicines on behalf of the EMEA to manufacture the product for Phase III clinical and commercial supply in European markets
- corroborative Phase III/IV study of up to 250 patients commenced in October 2005 with patient enrolment already in progress

Vitor™

- a Phase III study on 204 patients in the US, Canada and Europe was completed in 2005 with results indicating that with 12 weeks of treatment the product significantly slowed the daily weight loss of cachectic patients with NSCL and colorectal cancer
- IP strength demonstrated by multi-million pound licensing deal signed with Boehringer Ingelheim

Trinam®

- Orphan Drug Status received in Europe (following previous US designation)
- approval received from the FDA to conduct Phase II/III trials in haemodialysis access surgery with enrolment of the Phase II study now nearing completion
- initial results of low dose stage of ongoing Phase II study have shown Trinam® to improve graft patency time more than threefold compared with patients' previous experience

Other

- CE mark for the EG010 OX-LDL-AB *in vitro* diagnostic test obtained allowing it to be commercialised in Europe
- proof-of-principle studies demonstrated Scavidin® to be effective in cancer models by stopping tumour development
- targeted site-specific gene therapy delivery technology developed which selectively inserts DNA into specific therapeutic sites in the genome
- small molecule agonists to Neuropilin 1 identified and optimised which have shown encouraging results in stopping cancer cell migration and adhesion in *in vitro* human breast, lung and colon cancer testing

3. Reasons for the Placing and Open Offer and Use of Net Proceeds

Ark plans to use the net proceeds of the Placing and Open Offer, together with its existing funds, to continue to develop and exploit the potential of its current product development programmes allowing the Company to build further on the significant progress it has achieved since its IPO. The Directors believe that the additional financial strength resulting from the Placing and Open Offer will also enhance the Group's ability to negotiate favourable terms in future partnering and licensing agreements for its products and intellectual property.

The net proceeds of the Placing and Open Offer receivable by the Company after expenses will amount to approximately £25.5 million. The Directors currently expect that these net proceeds together with the Company's existing unaudited cash, cash equivalents and money market investments of approximately £28.1 million as at 31 March 2006, will be utilised as follows:

- approximately 50 per cent. towards progressing the development of its existing clinical programmes: Cerepro™, Vitor™ and Trinam® and in particular to take Cerepro™ and Vitor™ through final Phase III/IV and Phase III clinical trials respectively and to take Trinam® into Phase III clinical trials;
- approximately 20 per cent. towards accelerating the development and scaling up of its manufacturing facilities in Kuopio, Finland for the manufacture of Cerepro™ and Trinam®. The EMEA is evaluating the Marketing Authorisation Application for Cerepro™ which was accepted for review in October 2005 and, if approved, the additional funds will allow Ark to complete the development of its manufacturing facilities to meet anticipated demand post-launch. Following the positive initial low dose Phase II results for Trinam® announced in October 2005, the Company also now plans to accelerate the scale up of the manufacturing of this product;
- approximately 15 per cent. towards progressing the development of its early pre-clinical pipeline, in particular Scavidin® and Neuropilin 1, into Phase I clinical trials, as well as to further the development of its site-specific targeted gene-therapy delivery technology;
- approximately 10 per cent. for working capital and other corporate purposes, including administrative overheads and business development costs; and
- approximately 5 per cent. towards enabling the Company to invest in initial sales and marketing infrastructure in preparation for the anticipated launch of Cerepro™.

4. Current Trading and Prospects

The Company announced its preliminary statement of results for the year ended 31 December 2005 on 9 March 2006. As at the date of this document and during the first months of 2006, the Company has continued to make good progress with each of its lead development programmes. The Directors are confident of the financial and trading prospects of the Group for the current financial year.

Since 9 March 2006, the Company has continued to incur losses, in line with the Directors' expectations, as it continues to progress the development of its lead development programmes. The Directors expect that losses and cash outflows will continue for a number of years.

On the basis of progress so far, the anticipated news flow for the Group's product development portfolio is summarised below, although these timings may be subject to change as a result of factors outside the Company's control:

H2 2006

- Trinam® — Phase II trial to complete and preliminary data available
- Vitor™ — meeting with regulators and finalise confirmatory Phase III trial design
- Cerepro™ — meeting with FDA to discuss regulatory requirements
- Kerraboot® — further deals announced, international sales to commence and strengthening of sales portfolio
- EG010 diagnostic test — out-licence

H1 2007

- Cerepro™ — EMEA response to application for early approval under "exceptional circumstances"
- Cerepro™ — patient recruitment for corroborative Phase III/IV trial completed
- Cerepro™ — first possible period during which preliminary data on Phase III/IV trial may be available
- Vitor™ — confirmatory Phase III trial enrolment to commence
- Vitor™ — decision on commercialisation partner (co-promotion/out-licensing)
- Trinam® — Phase III trial to commence
- Trinam® — decision on commercialisation partner (co-promotion/out-licensing)
- Kerraboot® — progress US licensing discussions
- Neuropilin 1 — to commence Phase I clinical trials

H2 2007

- Cerepro™ — first possible period during which further Phase III/IV data may be available
- Scavidin® — to commence Phase I clinical trials

5. Principal Terms of the Placing and Open Offer

Subject to the fulfilment of the conditions set out below and in Part 2 of this document, Qualifying Shareholders are being given the opportunity to subscribe for the New Ordinary Shares *pro rata* to their existing shareholdings at a price of 85 pence per New Ordinary Share on the basis of:

1 New Ordinary Share for every 4 existing Ordinary Shares

held by Qualifying Shareholders at the Record Date and so on in proportion for any other number of Ordinary Shares then held.

Certain Qualifying Shareholders, being the Selling Shareholders, Nomura International plc, The Merlin Fund L.P., The Merlin Biosciences Fund L.P., The Merlin Biosciences Fund GbR, P/S BI Biomedicinsk Venture III and Seppo Ylä-Herttuala have entered into irrevocable undertakings not to take up any part of their respective Open Offer Entitlements which, in aggregate, amount to 7,020,911 New Ordinary Shares. Accordingly, under the terms of the Placing, such number of New Ordinary Shares (being the Firm Placed Shares) have been conditionally placed firm by Piper Jaffray and Credit Suisse with institutional and other investors (including those Directors that have conditionally agreed to subscribe for or purchase the Directors' Shares).

Fractions of New Ordinary Shares will not be allotted and each Qualifying Shareholder's entitlement under the Open Offer will be rounded down to the nearest whole number. The fractional entitlements will be aggregated and included in the Placing, with the proceeds being retained for the benefit of the Company.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement which, in the case of Qualifying non-CREST Shareholders, is equal to the number of Open Offer Entitlements as shown on their Application Form or, in the case of Qualifying CREST Shareholders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Shareholders with holdings of existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their entitlements under the Open Offer.

No application in excess of a Qualifying Shareholder's maximum entitlement will be met, and any Qualifying Shareholder so applying will be deemed to have applied for his maximum entitlement only.

The Placing and Open Offer has been fully underwritten by Piper Jaffray and Credit Suisse (other than the Committed Shares and the Directors' Shares), subject to certain conditions set out in the Placing Agreement, further details of which are set out in paragraph 11 of Part 7 of this document.

Application has been made for the Open Offer Entitlements to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST at 8.00 a.m. on 2 May 2006. The Open Offer Entitlements will also be enabled for settlement in CREST at 8.00 a.m. on 2 May 2006. Applications through the means of the CREST system may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a *bona fide* market claim.

Qualifying non-CREST Shareholders will have received an Application Form with this document which sets out their maximum entitlement to New Ordinary Shares as shown by the number of Open Offer Entitlements allocated to them. Qualifying CREST Shareholders will receive a credit to their appropriate stock accounts in CREST in respect of their Open Offer Entitlements at 8.00 a.m. on 2 May 2006.

Shareholders should note that the Open Offer is not a rights issue. Qualifying CREST Shareholders should note that, although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Shareholders should note that the Application Form is not a negotiable document and cannot be traded. Qualifying Shareholders should be aware that in the Open Offer, unlike in a rights issue, any New Ordinary Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Shareholders who do not apply under the Open Offer, but will be placed under the Placing for the benefit of the Company.

Pursuant to, and subject to the terms and conditions, of the Placing Agreement, Piper Jaffray and Credit Suisse have agreed conditionally to place the New Ordinary Shares (other than the Committed Shares) with certain existing Shareholders, other institutional investors and certain of the Directors. To the extent that they fail to do so, Piper Jaffray and Credit Suisse have agreed to themselves each subscribe for 50 per cent. of, the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) at the Issue Price, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

Further information on the Placing and Open Offer and the terms and conditions on which it is made, including the procedure for application and payment, are set out in the letter from Piper Jaffray and Credit Suisse in Part 2 of this document and, where relevant, in the Application Form.

For Qualifying non-CREST Shareholders, completed Application Forms, accompanied by full payment in accordance with the instructions in Part 2, paragraph 4(a) on pages 34 to 36 of this document, should be returned by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible and in any event so as to be received no later than 11.00 a.m. on 19 May 2006. For Qualifying CREST Shareholders the relevant CREST instructions must have settled as explained in this document by no later than 11.00 a.m. on 19 May 2006.

The Issue Price of 85 pence per New Ordinary Share represents a 4.3 per cent. premium to the closing middle market price of 81.5 pence per Ordinary Share on 26 April 2006, the last Business Day before the announcement of the Placing and Open Offer.

The Placing and Open Offer is conditional, *inter alia*, upon:

(i) the passing of the Resolutions;

(ii) Admission becoming effective by not later than 8.00 a.m. on 22 May 2006 (or such later time and/or date as Piper Jaffray and Credit Suisse and the Company may agree, not being later than 8.00 a.m. on 5 June 2006); and

(iii) the Placing Agreement becoming unconditional in all respects.

Accordingly, if any of such conditions are not satisfied, or, if applicable, waived, the Placing and Open Offer will not proceed and any Open Offer Entitlements admitted to CREST will thereafter be disabled.

The New Ordinary Shares, when issued and fully paid, will rank in full for all dividends or other distributions declared, made or paid after the date of issue of the New Ordinary Shares and otherwise *pari passu* with the existing Ordinary Shares. No temporary documents of title will be issued.

Application has been made for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on 22 May 2006 and that dealings for normal settlement in the New Ordinary Shares will commence at 8.00 a.m. on the same day.

6. Effect of the Placing and Open Offer

Upon completion of the Placing and Open Offer, the New Ordinary Shares will represent approximately 20 per cent. of the Company's enlarged issued ordinary share capital and the existing Ordinary Shares will represent approximately 80 per cent. of the Company's enlarged issued ordinary share capital. Following the issue of the New Ordinary Shares to be allotted pursuant to the Placing and Open Offer, Qualifying Shareholders who take up their full entitlements under the Open Offer will not suffer any dilution in their interests in the Company. Qualifying Shareholders who do not take up any of their entitlements under the Open Offer will suffer an immediate dilution of approximately 20 per cent. in their interests in the Company.

Assuming the Placing and Open Offer had completed at the beginning of 2005, it would have had a marginally accretive effect on earnings.

7. Action to be taken

If you are a Qualifying non-CREST Shareholder you will have received an Application Form together with this document which gives details of your maximum entitlement under the Open Offer (as shown by the number of Open Offer Entitlements allocated to you). If you wish to apply for New Ordinary Shares under the Open Offer, you should complete the enclosed Application Form in accordance with the procedure for application set out in paragraph 4(a) of Part 2 of this document and on the Application Form itself.

If you are a Qualifying CREST Shareholder no Application Form is enclosed and you will receive a credit to your appropriate stock account in CREST in respect of the Open Offer Entitlements representing your maximum entitlement under the Open Offer. You should refer to the procedure for application set out in paragraph 4(b) of Part 2 of this document.

The latest time for applications under the Open Offer to be received is 11.00 a.m. on 19 May 2006. The procedure for application and payment depends on whether, at the time at which application and payment is made, you have an Application Form in respect of your entitlement under the Open Offer or have Open Offer Entitlements credited to your stock account in CREST in respect of such entitlement. The procedures for application and payment are set out in Part 2 of this document. Further details also appear in the Application Forms which have been sent to Qualifying non-CREST Shareholders.

Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Open Offer.

8. Overseas Shareholders

Shareholders who have registered addresses outside the United Kingdom, who are citizens or residents of countries other than the United Kingdom or who are US persons, should refer to paragraph 6 of Part 2 of this document, which sets out the restrictions applicable to such persons. If you are an Overseas Shareholder, it is important that you read that part of this document.

9. Dividend policy

The New Ordinary Shares will rank in full for all dividends and other distributions (if any) declared, paid or made by Ark following Admission. However, it is, at present, intended that no dividends will

be paid by Ark. Even if future operations lead to significant levels of distributable profits, any earnings, of which there can be no assurance, will be reinvested in Ark's business and no dividends are expected to be paid in the foreseeable future.

10. Taxation

Information regarding taxation in the United Kingdom in connection with the Placing and Open Offer is set out in paragraph 10 of Part 7 of this document. Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult their professional adviser as soon as possible.

11. Additional information

Your attention is drawn to the additional information set out in Parts 2 to 7 of this document.

12. Intentions of Directors and Other Shareholders

I have irrevocably undertaken to take up a total of 24,000 New Ordinary Shares (being the Committed Shares) under the terms of the Open Offer. In addition, Dr. Nigel Parker, Martyn Williams, Peter Keen, David Prince, Sir Mark Richmond and I have agreed to subscribe for or purchase a total of 70,060 New Ordinary Shares or Sale Shares (being the Directors' Shares) under the terms of the Placing and the placing of the Sale Shares. Further details of the Directors' interests in the share capital of the Company (as at the date of this document and as they are expected to be following Admission) are set out in paragraph 7.1(a) of Part 7 of this document.

Certain Qualifying Shareholders, being the Selling Shareholders, Nomura International plc, The Merlin Fund L.P., The Merlin Biosciences Fund L.P., The Merlin Biosciences Fund GbR, P/S BI Biomedicinsk Venture III and Seppo Ylä-Herttuala have entered into irrevocable undertakings not to take up any part of their respective Open Offer Entitlements which, in aggregate, amount to 7,020,911 New Ordinary Shares. Accordingly, under the terms of the Placing, such number of New Ordinary Shares (being the Firm Placed Shares) has been conditionally placed by Piper Jaffray and Credit Suisse with institutional and other investors (including those Directors that have conditionally agreed to subscribe for or purchase the Directors' Shares as referred to above).

Yours faithfully,



Dennis Turner
Non-executive Chairman

LETTER FROM PIPER JAFFRAY AND CREDIT SUISSE

PiperJaffray Ltd℠ CREDIT SUISSE

27 April 2006

To: Qualifying Shareholders and, for information only, to participants in the Share Option Schemes

Dear Shareholder,

Open Offer of 31,874,514 New Ordinary Shares at 85p per share

1. *Introduction*

As explained in the letter from your Chairman set out in Part 1 of this document, the Company is proposing to issue 31,874,514 New Ordinary Shares to raise approximately £25.5 million, net of expenses. Qualifying Shareholders are being offered the opportunity under the Open Offer to acquire New Ordinary Shares at 85p per share.

We have agreed, as agents for the Company, to make the Open Offer in relation to the New Ordinary Shares to Qualifying Shareholders on behalf of the Company.

We have placed the New Ordinary Shares (other than the Committed Shares) conditionally with certain existing Shareholders, other institutional investors and certain of the Directors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

Other than the Committed Shares and the Directors' Shares, the Placing and Open Offer has been fully underwritten by us on the terms and subject to the conditions set out in the Placing Agreement. A summary of the Placing Agreement is set out in paragraph 11 of Part 7 of this document.

This document and, for Qualifying non-CREST Shareholders only, the accompanying Application Form contain the formal terms and conditions of the Open Offer.

2. The Open Offer

Subject to the terms and conditions set out below and, where relevant, in the Application Form, and pursuant to the Placing Agreement, we, on behalf of the Company, hereby invite Qualifying Shareholders to apply for New Ordinary Shares at a price of 85p per share, payable in full on application, free of all expenses, on the basis of:

1 New Ordinary Share for every 4 existing Ordinary Shares

held by them and registered in their names on the Record Date and so in proportion for any other number of Ordinary Shares then held.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating Qualifying Shareholders' entitlements under the Open Offer.

Fractions of New Ordinary Shares will not be allocated to Qualifying Shareholders and entitlements to apply for New Ordinary Shares will be rounded down to the nearest whole number of New Ordinary Shares. New Ordinary Shares representing the aggregate of fractional entitlements will be aggregated and included in the Placing with the proceeds being retained for the benefit of the Company.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement which, in the case of Qualifying non-CREST Shareholders, is equal to the number of Open Offer Entitlements as shown on their Application Form or, in the case of Qualifying CREST Shareholders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. No application in excess of a Qualifying Shareholder's maximum entitlement will be accepted and any Qualifying Shareholder so applying will be deemed to have applied only for his or her maximum entitlement provided that the application is complete in all other respects. Any monies paid in excess of such entitlement will be returned to the applicant (at the applicant's risk) without interest within 14 days by way of cheque or CREST payment, as

appropriate. The action to be taken in relation to the Open Offer depends on whether, at the time at which application and payment is made, you have an Application Form in respect of your entitlement under the Open Offer or have Open Offer Entitlements credited to your stock account in CREST in respect of such entitlement.

If you have received an Application Form with this document please refer to paragraph 4(a) and paragraphs 5 to 10 of this Part 2.

If you hold your Ordinary Shares in CREST and have received a credit of Open Offer Entitlements to your CREST stock account, please refer to paragraph 4(b) and paragraphs 5 to 10 of this Part 2 and also to the CREST Manual for further information on the CREST procedures referred to below.

The Open Offer is not a rights issue. Qualifying CREST Shareholders should note that although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Shareholders should note that the Application Form is not a negotiable document and cannot be traded. Qualifying Shareholders should be aware that in the Open Offer, unlike in a rights issue, any New Ordinary Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Shareholders who do not apply under the Open Offer. Instead, any New Ordinary Shares not taken up by Qualifying Shareholders will be issued at the Issue Price to placees (to the extent procured) or, failing that, to Piper Jaffray and Credit Suisse in accordance with our obligations under the Placing Agreement, with the proceeds retained for the benefit of the Company.

Before making any decision to acquire New Ordinary Shares, you are asked to read and carefully consider all the information in this document, including in particular the important information set out in the letter from the Chairman of the Company in Part 1 of this document, as well as this paragraph 2 of Part 2 and the risk factors set out on pages 13 to 24 (inclusive) of this document. Shareholders who do not participate in the Open Offer will experience dilution of their shareholdings. The material terms of the Placing and Open Offer are contained in this document.

The existing Ordinary Shares are listed on the Official List and traded on the London Stock Exchange's main market for listed securities. Application has been made to the Financial Services Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities respectively. It is expected that Admission will become effective on 22 May 2006 and that dealings for normal settlement in the New Ordinary Shares will commence at 8.00 a.m. on the same day.

The existing Ordinary Shares are already admitted to CREST. No further application for admission to CREST is accordingly required for the New Ordinary Shares; all of such shares, when issued and fully paid, may be held and transferred by means of CREST.

Application has been made for the Open Offer Entitlements to be admitted to CREST. The conditions for such admission having already been met, the Open Offer Entitlements are expected to be admitted to CREST with effect from 2 May 2006.

The New Ordinary Shares will, when issued and fully paid, rank in full for all dividends or other distributions declared, made or paid after Admission and in all other respects will rank *pari passu* with the existing Ordinary Shares. No temporary documents of title will be issued. Further details of the rights attaching to the existing Ordinary Shares and the New Ordinary Shares are set out in paragraph 4 of Part 7 of this document.

3. Conditions of the Placing and Open Offer

The Placing and Open Offer is conditional upon the Placing Agreement becoming or being declared unconditional in all respects by 8.00 a.m. on 22 May 2006 (or such later time and/or date as we and the Company may agree, being not later than 8.00 a.m. on 5 June 2006) and the Placing Agreement not being terminated in accordance with its terms. The Placing Agreement is conditional *inter alia* upon (a) the passing of the Resolutions; and (b) Admission becoming effective by not later than 8.00 a.m. on 22 May 2006 (or such later time and/or date as we and the Company may agree, being not later than 8.00 a.m. on 5 June 2006).

It is expected that all these conditions will be satisfied by 8.00 a.m. on 22 May 2006 and that Admission will become effective at 8.00 a.m. on 22 May 2006, and that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 22 May 2006. Definitive certificates in respect of New Ordinary Shares will be prepared and are expected to be posted to those allottees who have validly elected to

hold their shares in certificated form by 30 May 2006. In respect of those allottees who have validly elected to hold their shares in uncertificated form, the New Ordinary Shares are expected to be credited to their accounts maintained in the CREST system at 8.00 a.m. on 22 May 2006.

Further details of the Placing Agreement are set out in paragraph 11 of Part 7 of this document.

Further terms of the Placing and Open Offer are set out in this letter and, where relevant, in the Application Form.

If the Placing Agreement is not declared or does not become unconditional in all respects, or if it is terminated in accordance with its terms, the Open Offer will be revoked and will not proceed. In such event, no New Ordinary Shares will be issued, and all monies received by Capita Registrars in connection with the Open Offer will be returned to applicants without interest and at their risk as soon as practicable and any Open Offer Entitlements admitted to CREST will thereafter be disabled.

4. Procedure for Application and Payment

The action to be taken by you in respect of the Open Offer depends on whether at the relevant time you have an Application Form in respect of your entitlement under the Open Offer or you have Open Offer Entitlements credited to your CREST stock account in respect of such entitlement.

CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to apply under the Open Offer in respect of the Open Offer Entitlements of such members held in CREST. CREST members who wish to apply under the Open Offer in respect of their Open Offer Entitlements in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below.

If for any reason it becomes necessary to adjust the expected timetable as set out in this document the Company will make an appropriate announcement to a Regulatory Information Service giving details of the revised dates.

(a) ***If you have an Application Form in respect of your entitlement under the Open Offer***

(i) General

Qualifying non-CREST Shareholders will have received an Application Form enclosed with this document. The Application Form shows the number of existing Ordinary Shares registered in your name on the Record Date. It also shows the maximum number of New Ordinary Shares for which you are entitled to apply under the Open Offer, as shown by the total number of Open Offer Entitlements allocated to you. You may apply for less, but not more, than your maximum entitlement should you wish to do so. You may also hold such an Application Form by virtue of a *bona fide* market claim.

The instructions and other terms set out in the Application Form form part of the terms of the Open Offer.

The Application Form has not been sent to Overseas Shareholders with registered addresses in the United States, Australia, Canada or Japan and, subject to certain exceptions, brokers, banks and other agents may not send an Application Form to, or submit Application Forms on behalf of, Overseas Shareholders with addresses in any of these countries or a person (including, without limitation, stockbrokers, banks or other agents) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom.

(ii) Market Claims

Applications may only be made on the Application Form and may only be made by the Qualifying Shareholder named in it or by a person entitled by virtue of a *bona fide* market claim in relation to a purchase of existing Ordinary Shares through the market prior to the date upon which the existing Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange, being 27 April 2006. Application Forms may be split up to 3.00 p.m. on 17 May 2006. The Application Form is not a negotiable document and cannot be separately traded. A Qualifying non-CREST Shareholder who has sold or transferred all or part of his holding of existing Ordinary Shares prior to 27 April 2006, being the date upon which the existing Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange, should consult his or her broker or other professional adviser as soon as possible, as the invitation to acquire New Ordinary Shares under the Open Offer may be a benefit which may be claimed by the transferee from his or her counterparty pursuant to the rules of the London Stock Exchange. Qualifying Shareholders who have sold all or part of their

registered holdings should, if the market claim is to be settled outside CREST, complete Box 9 on the Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The Application Form should not, however, subject to certain exceptions, be forwarded to or transmitted in or into the United States, Australia, Canada or Japan.

If the market claim is to be settled outside CREST, the beneficiary of the claim should follow the procedures set out in the accompanying Application Form. If the market claim is to be settled in CREST, the beneficiary of the claim should follow the procedures set out in paragraph 4(b)(ii) below.

(iii) Application Procedures

If you are a Qualifying non-CREST Shareholder and wish to apply for all or some of your entitlement to New Ordinary Shares under the Open Offer you should complete and sign the Application Form in accordance with the instructions on it and send it, together with the appropriate remittance and in accordance with the instructions in this Part 2, paragraph 4(a)(iv), below by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. A reply paid envelope is enclosed for use by Qualifying non-CREST Shareholders in connection with the Open Offer.

Please note that Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether or not you should take up your entitlement to New Ordinary Shares under the Open Offer. If any Application Form is sent by first class post within the United Kingdom, Qualifying non-CREST Shareholders are recommended to allow at least three Business Days for delivery. Piper Jaffray and Credit Suisse may require the Company to treat as valid (i) Application Forms and accompanying remittances which are received through the post not later than 11.00 a.m. on the Business Day immediately following the final date for acceptance and payment of the Open Offer (the cover bearing a legible postmark not later than 11.00 a.m. on the final date for payment and acceptance); and (ii) applications in respect of which remittances are received prior to 11.00 a.m. on the final date for acceptance and payment of the Open Offer from an authorised person (as defined in the Financial Services and Markets Act 2000 (as amended)) specifying the number of New Ordinary Shares concerned and undertaking to lodge the relevant Application Form duly completed by not later than 11.00 a.m. on the second Business Day immediately following the final date for acceptance and payment of the Open Offer.

(iv) Payments

All payments must be in pounds sterling and cheques or banker's drafts should be made payable to "Capita IRG Plc Re: Ark Therapeutics" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on an account at a branch of a bank or building society in the United Kingdom, the Channel Islands or the Isle of Man which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which is a member of either of the Committees of Scottish or Belfast clearing houses or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees. Such cheques or banker's drafts must bear the appropriate sort code in the top right hand corner and must be for the full amount payable on application. Eurocheques, unless drawn on a bank in the United Kingdom, the Channel Islands or the Isle of Man, will not be accepted.

Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct Capita Registrars to seek special clearance of cheques and banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest earned on such payments will accrue for the benefit of the Company. It is a term of the Open Offer that cheques shall be honoured on first presentation, and the Company and/or Piper Jaffray and Credit Suisse (on the Company's behalf) may elect in their absolute discretion to treat as invalid acceptances in respect of which cheques are not so honoured.

Application monies will be paid into a separate bank account pending the Open Offer becoming unconditional. In the event that it does not become unconditional by 8.00 a.m. on 22 May 2006 or such later time and date as we and the Company shall agree (being no later than 8.00 a.m.

on 5 June 2006), the Placing and Open Offer will lapse and application monies will be returned by post to applicants, at the applicants' risk and without interest, to the address set out on the Application Form, within 14 days thereafter. The interest earned on monies held in the separate bank account will be retained for the benefit of the Company.

(v) Effect of Application

All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering an Application Form, you (as the applicant(s)):

(A) agree that all applications, and contracts resulting therefrom, under the Open Offer shall be governed by, and construed in accordance with, the laws of England;

(B) confirm that in making the application you are not relying on any information or representation other than that contained in this document, and you accordingly agree that no person responsible solely or jointly for this document or any part thereof shall have any liability for any such information or representation not so contained;

(C) represent and warrant that if you have received some or all of your Open Offer Entitlements from a person other than the Company, you are entitled to apply under the Open Offer in relation to such Open Offer Entitlements by virtue of a *bona fide* market claim;

(D) represent and warrant that you are not, subject to certain exceptions, a person who by virtue of being resident in or a citizen of any country outside the United Kingdom is prevented by the law of any relevant jurisdiction from lawfully applying for New Ordinary Shares;

(E) represent and warrant that you were not, subject to certain exceptions, inside any prohibited territory at the time of your executing or despatching the Application Form; and

(F) represent and warrant that, subject to certain exceptions, (i) you are not in the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares or to use the Application Form in any manner in which you have used or will use it; (ii) you are not acting on a non-discretionary basis for the account or benefit of a person located within the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares and were not acting on a non-discretionary basis for the account or benefit of such a person at the time the instruction to apply for the New Ordinary Shares was given; and (iii) you are not acquiring New Ordinary Shares with a view to the offer, sale, resale, delivery or transfer, directly or indirectly, of any such New Ordinary Shares into the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares.

Further representations and warranties are contained in the Application Form.

If you do not wish to apply for any of the New Ordinary Shares to which you are entitled under the Open Offer, you should not complete and return the Application Form.

If you are in doubt as to whether or not you should apply for any of the New Ordinary Shares under the Open Offer, you should consult your independent financial adviser immediately. All enquiries in relation to the procedure for application for Qualifying non-CREST Shareholders under the Open Offer should be addressed to Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by telephone (0870 162 3121 or from outside the UK, +44 20 8639 2157). Please note that Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether or not you should take up your entitlement.

(b) ***If you have Open Offer entitlements credited to your stock account in CREST in respect of your entitlement under the Open Offer***

(i) General

Subject as provided in paragraph 6 of this Part 2 in relation to certain Overseas Shareholders, each Qualifying CREST Shareholder will receive a credit to his stock account in CREST of his Open Offer Entitlements equal to the maximum number of New Ordinary Shares for which he is entitled to apply under the Open Offer.

The CREST stock account to be credited will be an account under the Participant ID and Member Account ID that apply to the existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Open Offer Entitlements have been allocated.

If for any reason the Open Offer Entitlements cannot be admitted to CREST by, or the stock accounts of Qualifying CREST Shareholders cannot be credited by, 3.00 p.m. on 2 May 2006 or such later time as the Company may decide, an Application Form will be sent out to each Qualifying CREST Shareholder in substitution for the Open Offer Entitlements credited to his stock account in CREST. In these circumstances the expected timetable as set out in this document will be adjusted as appropriate and the provisions of this document applicable to Qualifying non-CREST Shareholders with Application Forms will apply to Qualifying CREST Shareholders who receive Application Forms.

CREST members who wish to apply for some or all of their entitlements to New Ordinary Shares should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by telephone (0870 162 3121 or from outside the UK, +44 20 8639 2157). If you are a CREST sponsored member you should consult your CREST sponsor if you wish to apply for New Ordinary Shares as only your CREST sponsor will be able to take the necessary action to make this application in CREST.

(ii) Market Claims

The Open Offer Entitlements will constitute a separate security for the purposes of CREST. Although Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of Open Offer Entitlements may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a *bona fide* market claim transaction. Transactions identified by the CREST Claims Processing Unit as "cum" the Open Offer Entitlement will generate an appropriate market claim transaction and the relevant Open Offer Entitlement(s) will thereafter be transferred accordingly.

(iii) USE Instructions

CREST members who wish to apply for New Ordinary Shares in respect of all or some of their Open Offer Entitlements in CREST must send (or, if they are a CREST sponsored member, procure that their CREST sponsor sends) an Unmatched Stock Event ("USE") instruction to CRESTCo which, on its settlement, will have the following effect:

(A) the crediting of a stock account of Capita Registrars under the Participant ID and Member Account ID specified below, with a number of Open Offer Entitlements corresponding to the number of New Ordinary Shares applied for; and

(B) the creation of a CREST payment, in accordance with the CREST payment arrangements, in favour of the payment bank of Capita Registrars in respect of the amount specified in the USE instruction which must be the full amount payable on application for the number of New Ordinary Shares referred to in (A) above.

(iv) Content of USE Instructions

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(A) the number of New Ordinary Shares for which application is being made (and hence the number of the Open Offer Entitlement(s) being delivered to Capita Registrars);

(B) the ISIN of the Open Offer Entitlement. This is GB00B138H842;

(C) the Member Account ID of the accepting CREST member from which the Open Offer Entitlements are to be debited;

(D) the Participant ID of Capita IRG Plc, in its capacity as a CREST receiving agent. This is 7RA33;

(E) the Member Account ID of Capita IRG Plc, in its capacity as a CREST receiving agent. This is ARKTHERA;

(F) the amount payable by means of a CREST payment on settlement of the USE instruction. This must be the full amount payable on application for the number of New Ordinary Shares referred to in (A) above;

(G) the intended settlement date. This must be on or before 11.00 a.m. on 19 May 2006; and

(H) the Corporate Action Number for the Open Offer. This will be available by viewing the relevant corporate action details in CREST.

In order for an application under the Open Offer to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle on or before 11.00 a.m. on 19 May 2006.

In order to assist prompt settlement of the USE instruction, CREST members (or their sponsors, where applicable) may consider adding the following non-mandatory fields to the USE instruction:

(aa) a contact name and telephone number (in the free format shared note field); and

(bb) a priority of at least 80.

CREST members and, in the case of CREST sponsored members, their CREST sponsors, should note that the last time at which a USE instruction may settle on 19 May 2006 in order to be valid is 11.00 a.m. on that day.

In the event that the Placing and Open Offer does not become unconditional by 8.00 a.m. on 22 May 2006 or such later time and date as Piper Jaffray, Credit Suisse and the Company shall agree (being no later than 8.00 a.m. on 5 June 2006), the Placing and Open Offer will lapse, the Open Offer Entitlements admitted to CREST will be disabled and the Receiving Agent will refund the amount paid by a Qualifying CREST Shareholder by way of a CREST payment, without interest, within 14 days thereafter. The interest earned on such monies will be retained for the benefit of the Company.

(v) Deposit of Open Offer Entitlements into, and withdrawal from, CREST

A Qualifying non-CREST Shareholder's entitlement under the Open Offer as shown by the number of Open Offer Entitlements set out in his Application Form may be deposited into CREST (either into the account of the Qualifying Shareholder named in the Application Form or into the name of a person entitled by virtue of a *bona fide* market claim). Similarly, Open Offer Entitlements held in CREST may be withdrawn from CREST so that the entitlement under the Open Offer is reflected in an Application Form. Normal CREST procedures (including timings) apply in relation to any such deposit or withdrawal, subject (in the case of a deposit into CREST) as set out in the Application Form.

A holder of an Application Form who is proposing so to deposit the entitlement set out in such form is recommended to ensure that the deposit procedures are implemented in sufficient time to enable the person holding or acquiring the Open Offer Entitlements following their deposit into CREST to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 19 May 2006.

In particular, having regard to normal processing times in CREST and on the part of Capita Registrars, the recommended latest time for depositing an Application Form with the CREST Courier and Sorting Service, where the person entitled wishes to hold the entitlement under the Open Offer set out in such Application Form as Open Offer Entitlements in CREST, is 3.00 p.m. on 16 May 2006, and the recommended latest time for receipt by CRESTCo of a dematerialised instruction requesting withdrawal of Open Offer Entitlements from CREST is 4.30 p.m. on 12 May 2006, in either case so as to enable the person acquiring or (as

appropriate) holding the Open Offer Entitlements following the deposit or withdrawal (whether as shown in an Application Form or held in CREST) to take all necessary steps in connection with applying in respect of the Open Offer Entitlements prior to 11.00 a.m. on 19 May 2006.

Delivery of an Application Form with the CREST Deposit Form duly completed whether in respect of a deposit into the account of the Qualifying Shareholder named in the Application Form or into the name of another person, shall constitute a representation and warranty to the Company and Capita Registrars from the relevant CREST member(s) that (A) either (i) it/they is/are not in the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares or (ii) it/they is/are not acting on a non-discretionary basis for the account or benefit of a person located within the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares and it/they was/were not acting on a non-discretionary basis for the account or benefit of such a person at the time the instruction to apply for the New Ordinary Shares was given and (B) it/they is/are not acquiring New Ordinary Shares with a view to the offer, sale, resale, delivery or transfer, directly or indirectly, of any such New Ordinary Shares into the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares, and, where such deposit is made by a beneficiary of a market claim, a representation and warranty that the relevant CREST member(s) is/are entitled to apply under the Open Offer by virtue of a *bona fide* market claim.

(vi) Validity of Application

A USE instruction complying with the requirements as to authentication and contents set out above which settles by no later than 11.00 a.m. on 19 May 2006 will constitute a valid application under the Open Offer.

(vii) CREST Procedures and Timings

CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the Open Offer. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid application is made as stated above by 11.00 a.m. on 19 May 2006. In this connection, CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(viii) Incorrect or Incomplete Applications

If a USE instruction includes a CREST payment for an incorrect sum, the Company through Capita Registrars reserves the right:

(A) to reject the application in full and refund the payment to the CREST member in question;

(B) in the case that an insufficient sum is paid, to treat the application as a valid application for such lesser whole number of New Ordinary Shares as would be able to be applied for with that payment at the Issue Price, refunding any unutilised sum to the CREST member in question;

(C) in the case that an excess sum is paid, to treat the application as a valid application for all the New Ordinary Shares referred to in the USE instruction refunding any unutilised sum to the CREST member in question.

(ix) Effect of Valid Application

A CREST member who makes or is treated as making a valid application in accordance with the above procedures will thereby:

(A) pay the amount payable on application in accordance with the above procedures by means of a CREST payment in accordance with the CREST payment arrangements (it being acknowledged that the payment to Capita Registrars' payment bank in accordance with the

CREST payment arrangements shall, to the extent of the payment, discharge in full the obligation of the CREST member to pay to the Company the amount payable on application);

(B) request that the New Ordinary Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and Articles;

(C) agree that all applications and contracts resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, the laws of England;

(D) represent and warrant that (i) either (a) he is not in the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares or (b) he is not acting on a non-discretionary basis for the account or benefit of a person located within the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares and he was not acting on a non-discretionary basis for the account or benefit of such a person at the time the instruction to apply for the New Ordinary Shares was given and (ii) he is not acquiring New Ordinary Shares with a view to the offer, sale, resale, delivery or transfer, directly or indirectly, of any such New Ordinary Shares into the United States, Canada, Australia, Japan or any other territory in which it is unlawful to make or accept an offer to apply for New Ordinary Shares, in each case except where proof satisfactory to the Company has been provided that he is able to make the application without any requirement on the part of the Company to comply with any law or regulations which it (in its absolute discretion) regards as unduly burdensome;

(E) represent and warrant that he is not and nor is he applying as nominee or agent for, a person who is or may be liable to notify and account for tax under the Stamp Duty Reserve Tax Regulations 1986 at any of the increased rates referred to in section 93 (depository receipts) or section 96 (clearance services) of the Finance Act 1986;

(F) confirm that in making such application he is not relying on any information in relation to the Company other than that contained in this document and agrees that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof shall have any liability for any such other information and further agree that having had the opportunity to read this document, he will be deemed to have had notice of all the information concerning the Company contained therein; and

(G) represent and warrant that he is the Qualifying Shareholder originally entitled to the Open Offer Entitlements or that he has received such Open Offer Entitlements by virtue of a *bona fide* market claim.

(x) The Company's Discretion as to Rejection and Validity of Applications

The Company may in its sole discretion:

(A) treat as valid (and binding on the CREST member concerned) an application which does not comply in all respects with the requirements as to validity set out or referred to in this Part 2;

(B) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid application in substitution for or in addition to a USE instruction and subject to such further terms and conditions as the Company may determine;

(C) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid application if, at the time at which Capita Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction or thereafter, either the Company or Capita Registrars has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(D) accept an alternative instruction or notification from a CREST member or CREST sponsored member or (where applicable) a CREST sponsor, or extend the time for settlement of a USE instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or

CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to apply for New Ordinary Shares by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST.

5. Money Laundering Regulations

(a) ***Holders of Application Forms***

It is a term of the Open Offer that to ensure compliance with the Money Laundering Regulations, the Receiving Agent may require, in its absolute discretion, verification of the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "verification of identity requirements").

The person(s) (the "applicant") who, by lodging an Application Form with payment, and in accordance with the other terms as described above, accept(s) the Open Offer in respect of the New Ordinary Shares (the "relevant shares") comprised in such Application Form shall thereby be deemed to agree to provide the Receiving Agent with such information and other evidence as it may require to satisfy the verification of identity requirements.

If Capita Registrars determines that the verification of identity requirements apply to any applicant or application, the relevant shares (notwithstanding any other term of the Open Offer) will not be issued to the applicant unless and until the verification of identity requirements have been satisfied in respect of that application. Capita Registrars is entitled, in its absolute discretion, to determine whether the verification of identity requirements apply to any applicant or application and whether such requirements have been satisfied, and none of Capita Registrars, the Company, Piper Jaffray or Credit Suisse will be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in delays in the despatch of share certificates or in crediting CREST accounts. If, within a reasonable period of time and in any event by not later than 19 May 2006, following a request for verification of identity, the Receiving Agent has not received evidence satisfactory to it as aforesaid, the Company may, in its absolute discretion, terminate the contract of allotment in which event the monies payable on acceptance of the Open Offer will be returned without interest to the account of the bank from which such monies were originally debited (without prejudice to the right of the Company to take proceedings to recover the amount by which the net proceeds of sale of the relevant New Ordinary Shares fall short of the amount payable thereon).

Submission of an Application Form with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations will not be breached by application of such remittance.

The verification of identity requirements will not usually apply:

(i) if the applicant is an organisation required to comply with the Money Laundering Directive (the Council Directive on the prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC)); or

(ii) if the applicant is a regulated United Kingdom broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations; or

(iii) if the applicant (not being an applicant who delivers his application in person) makes payment by way of a cheque drawn on an account in the name of such applicant; or

(iv) if the aggregate subscription price for the relevant shares is less than the sterling equivalent of €15,000 (currently approximately £10,400).

In other cases the verification of identity requirements may apply. The following guidance is provided in order to assist in satisfying the verification of identity requirements and to reduce the likelihood of difficulties or delays and potential rejection of an application (but does not limit the right of Capita Registrars to require verification of identity as stated above). Satisfaction of the verification of identity requirements may be facilitated in the following ways:

(A) if payment is made by building society cheque (not being a cheque drawn on an account of the applicant) or banker's draft, by the building society or bank endorsing on the cheque or draft the applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature by the building society or bank on the reverse of the cheque or banker's draft; or

(B) if payment is not made by a cheque drawn on an account in the name of the applicant and (A) above does not apply, the applicant should enclose with his Application Form evidence of his name and separate evidence of his address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company, and a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required; such documents will be returned in due course); or

(C) if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to above or which is subject to anti- money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Russian Federation, Singapore, South Africa, Switzerland, Turkey, the United States of America and, by virtue of their membership of the Gulf Co-operation Council, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), the agent should provide written confirmation that it has that status with the Application Form and written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to Capita Registrars or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (C) above or any other case, the applicant should contact Capita Registrars.

(D) If (an) Application Form(s) is/are in respect of relevant shares with an aggregate subscription price of the sterling equivalent of €15,000 (currently approximately £10,400) or more and is/are lodged by hand by the applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

(b) *Open Offer Entitlements in CREST*

If you hold your Open Offer Entitlements in CREST and apply for New Ordinary Shares in respect of all or some of your Open Offer Entitlements as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then irrespective of the value of the application, Capita Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Registrars before sending any USE or other instruction so that appropriate measures may be taken.

Submission of a USE instruction which on its settlement constitutes a valid application as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Registrars such information as may be specified by Capita Registrars as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Capita Registrars as to identity, Capita Registrars may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay issue of the New Ordinary Shares concerned. If satisfactory evidence of identity has not been provided within a reasonable time, then the application for the New Ordinary Shares represented by the USE instruction will not be valid. This is without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure to provide satisfactory evidence.

6. Overseas Shareholders

6.1 General

The making of the Open Offer to Overseas Shareholders may be affected by the laws or regulatory requirements of the relevant jurisdiction. Overseas Shareholders who are in any doubt in this respect should consult their professional advisers. No person receiving a copy of this document and/or an Application Form and/or receiving a credit of Open Offer Entitlements to a stock account in CREST in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Application Form or credit of Open Offer Entitlements to a stock account in CREST, unless, in the relevant territory, such an invitation or

offer could lawfully be made to him or such Application Form or credit of Open Offer Entitlements to a stock account in CREST could lawfully be used without contravention of any legislation or other local regulatory requirements. Receipt of this document and/or an Application Form or the crediting of Open Offer Entitlements to a stock account in CREST does not constitute an invitation or offer to Overseas Shareholders in the territories in which it would be unlawful to make an invitation or offer and in such circumstances this document and/or any Application Forms are sent for information only. It is the responsibility of any person receiving a copy of this document and/or an Application Form and/or receiving a credit of Open Offer Entitlements to a stock account in CREST outside the United Kingdom and wishing to make an application for any New Ordinary Shares to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consents which may be required or observing any other formalities required to be observed in such territory and paying any issue, transfer or other taxes due in such other territory.

Persons (including, without limitation, stockbrokers, banks and other agents) receiving an Application Form and/or receiving a credit of Open Offer Entitlements to a stock account in CREST should not, in connection with the Open Offer, distribute or send the Application Form or transfer the Open Offer Entitlements into any jurisdiction where to do so would or might contravene local securities laws or regulations.

If an Application Form or a credit of Open Offer Entitlements to a stock account in CREST is received by any person in any such jurisdiction or by the stockbrokers, banks and other agents or nominees of such person, he or she must not seek to take up the New Ordinary Shares except pursuant to an express agreement with the Company. Any person who does forward an Application Form or transfer the Open Offer Entitlements into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph. The Company and Piper Jaffray and Credit Suisse reserve the right to reject an Application Form or transfer of Open Offer Entitlements from or in favour of Shareholders in any such jurisdiction or persons who are acquiring New Ordinary Shares for resale in any such jurisdiction.

The Company and Piper Jaffray and Credit Suisse reserve the right in their absolute discretion to treat as invalid any application for New Ordinary Shares under the Open Offer if it appears to the Company and Piper Jaffray and Credit Suisse and their agents that such application or acceptance thereof may involve a breach of the laws or regulations of any jurisdiction or if in respect of such application the Company and Piper Jaffray and Credit Suisse have not been given the relevant warranty concerning overseas jurisdictions set out in the Application Form or in this document, as appropriate. All payments under the Open Offer must be made in pounds sterling.

6.2 United States

Neither the Application Form nor the New Ordinary Shares have been or will be registered under the US Securities Act, or under the securities laws of any state of the United States. Except in a transaction which is exempt from the registration requirements of such laws, the New Ordinary Shares may not, directly or indirectly, be offered, sold, taken up or delivered in or into the United States.

Application Forms are not being sent to, and Open Offer Entitlements are not being credited to a stock account in CREST of, any Shareholder with a registered address in the United States unless such Shareholder satisfies the Company (in its sole discretion) that an allotment is permitted under an exemption from the securities laws referred to above. This document is being sent to such Shareholders for information purposes and does not constitute an offer or invitation to apply for New Ordinary Shares. Any application for New Ordinary Shares under the Open Offer will be treated as invalid if it appears to have been executed or effected in, postmarked or otherwise despatched in or from the United States, or if it provides an address in the United States for the registration or issue of New Ordinary Shares in uncertificated form or for the delivery of New Ordinary Shares in certificated form, or if it appears to have been sent by a person who cannot make the representations and warranties set out in the Application Form or in this document.

Until 40 days after the commencement of the Placing and Open Offer, an offer, sale or transfer of the Open Offer Entitlements or the New Ordinary Shares within the United States by a dealer (whether or not participating in the Placing and Open Offer) may violate the registration requirements of the US Securities Act.

6.3 Canada

Neither the Application Form nor the New Ordinary Shares have been or will be qualified for sale under the securities laws of any province or territory of Canada and the relevant exemptions are not being obtained from the Securities Commission of any province of Canada. Except in a transaction which is exempt from the registration requirements of such laws, the New Ordinary Shares may not, directly or indirectly, be offered, sold, taken up or delivered in Canada, or to or for the benefit of a Canadian Person (as defined below).

Application Forms are not being sent to, and Open Offer Entitlements are not being credited to a stock account in CREST of, any Shareholder with a registered address in Canada or who is known or believed by the Company to be a Canadian Person, unless such Shareholder satisfies the Company (in its sole discretion) that an allotment is permitted under an exemption from the securities laws referred to above.

In this document "Canada" means Canada, its territories and possessions and all areas subject to its jurisdiction and any political subdivision thereof and "Canadian Person" means any person who is in Canada, or any citizen or resident of Canada, who receives any Application Form in Canada or a credit of Open Offer Entitlements to a stock account in CREST or who executes, authorises the execution of or sends in any Application Form or effects any application under the Open Offer from within Canada and shall include the estate of any such person or any corporation, partnership or other entity created or organised under the laws of Canada. References in this document to "in Canada" shall mean at the time the Open Offer is received and at the time any relevant Application Form is executed or authorised to be executed and returned or Open Offer Entitlements are credited to a stock account in CREST.

6.4 Australia

Neither this document nor the Application Form nor the New Ordinary Shares will be lodged or registered with the Australian Securities and Investments Commission under Australia's Corporations Law and New Ordinary Shares are not being offered for subscription or sale and may not be offered, sold or delivered in or into Australia or for the account or benefit of any person or corporation in Australia. No Application Form will be sent to, nor Open Offer Entitlements credited to a stock account in CREST of, any person or corporation in Australia, including any Shareholder with a registered address in Australia. Payment under an Application Form or the settlement of a USE instruction will constitute a representation or warranty that the person entitled to the same has not received, sent or forwarded the Application Form or effected the application or transferred the Open Offer Entitlements in or into Australia or to any person or corporation in Australia, and is not subscribing for any of the New Ordinary Shares for the account or benefit of any person or corporation in Australia or with a view to their offer, sale or delivery directly or indirectly in or into Australia or to or for the account of any person or corporation in Australia.

6.5 Japan

The relevant clearances have not been, and will not be, obtained from the Ministry of Finance of Japan and no document in relation to the Open Offer has been or will be lodged with or registered by the Ministry of Finance of Japan and no steps have been taken to enable the New Ordinary Shares to be offered, sold, accepted, or otherwise delivered in Japan, in compliance with applicable laws of Japan. The New Ordinary Shares may not therefore be offered, sold or accepted or otherwise delivered, directly or indirectly, in or into Japan. Accordingly, Application Forms are not being sent to, and Open Offer Entitlements are not being credited to a stock account in CREST of, Qualifying Shareholders who have registered addresses in Japan.

7. Withdrawal rights

Qualifying Shareholders wishing to exercise statutory withdrawal rights after publication by the Company of a prospectus supplementing this document must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication), which must include the full name and address of the person wishing to exercise statutory withdrawal rights and, if such person is a CREST member, the Participant ID and the Member Account ID of such CREST member, with Capita Registrars, so as to be posted by the Qualifying Shareholder no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Capita Registrars after expiry of such period will not constitute a valid withdrawal,

provided that the Company will not permit the exercise of withdrawal rights after payment by the relevant Qualifying Shareholder of its subscription in full and the allotment of New Ordinary Shares to such Qualifying Shareholder becoming unconditional save to the extent required by statute. In such event Shareholders are advised to seek independent legal advice.

8. Taxation

Information regarding United Kingdom taxation in respect of the New Ordinary Shares and the Open Offer is set out in paragraph 10 of Part 7 of this document. **If you are in any doubt about your tax position or are subject to tax in a jurisdiction other than the United Kingdom, you should consult your professional adviser without delay**.

9. Listing, Settlement, Dealings and Publication

Applications have been made to the Financial Services Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the same to be admitted to trading on its main market for listed securities subject to the fulfilment of the conditions of the Open Offer. It is expected that admission of the New Ordinary Shares to the Official List and to trading will become effective and that dealings therein for normal settlement will commence at 8.00 a.m. on 22 May 2006. In the case of Shareholders wishing to hold the New Ordinary Shares in certificated form, definitive certificates in respect of the New Ordinary Shares will be issued free of stamp duty and are expected to be despatched by post by 30 May 2006. No temporary documents of title will be issued and, pending such despatch, transfers will be certified against the share register.

Open Offer Entitlements held in CREST are expected to be disabled in all respects after 11.00 a.m. on 19 May 2006 (the latest date for applications under the Open Offer). If the conditions to the Open Offer described above are satisfied, New Ordinary Shares will be issued in uncertificated form to those persons who submitted a valid application for New Ordinary Shares by utilising the CREST application procedures and whose applications have been accepted by the Company on the day on which such conditions are satisfied (expected to be 22 May 2006). On this day, Capita Registrars will instruct CRESTCo to credit the appropriate stock accounts of such persons with such persons' entitlement to New Ordinary Shares with effect from Admission (expected to be 22 May 2006). The stock accounts to be credited will be accounts under the same Participant IDs and Member Account IDs in respect of which the USE instruction was given.

Notwithstanding any other provision of this document, the Company reserves the right to send Qualifying CREST Shareholders an Application Form instead of crediting the relevant stock account with Open Offer Entitlements, and to allot and/or issue any New Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST), or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST.

For Qualifying non-CREST Shareholders who have applied by using an Application Form, definitive share certificates in respect of the New Ordinary Shares validly applied for are expected to be despatched by post on approximately 30 May 2006. No temporary documents of title will be issued and, pending the issue of definitive certificates, transfers of the New Ordinary Shares by Qualifying non-CREST Shareholders will be certified against the share register. All documents or remittances sent by or to applicants, or as they may direct, will be sent through the post at their own risk. For more information as to the procedure for application, Qualifying non-CREST Shareholders are referred to the Application Form.

Qualifying CREST Shareholders should note that they will be sent no confirmation of the credit of the New Ordinary Shares to their CREST stock account nor any other written communication by the Company in respect of the issue of the New Ordinary Shares.

The completion and results of the Placing and Open Offer will be announced and made public through an announcement on a Regulatory Information Service as soon as possible after the results are known on 19 May 2006.

10. Other Information

Your attention is drawn to the letter from your Chairman which is set out in Part 1 of this document and to the further information set out in Parts 3 to 7 of this document and also, where relevant, to the terms, conditions and other information printed on the accompanying Application Form.

Yours faithfully,

David Wilson
Chief Executive Officer and Head of Investment Banking
For and on behalf of
Piper Jaffray Ltd.

Paul Nicholls
Director
For and on behalf of
Credit Suisse Securities (Europe) Limited

PART 3

INFORMATION ON ARK

BUSINESS OVERVIEW

Ark is a listed specialist healthcare group with its origins in businesses established in the mid 1990s by Professor John Martin, Mr Stephen Barker and Professor Seppo Ylä-Herttuala. Ark capitalises on over 12 years of research in vascular biology and gene-based medicine and has created a broad portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. Ark has research activities in both the UK and Finland, manufacturing facilities (cGMP) in Finland and undertakes development, sales and marketing and all other main activities from its corporate head office in London, UK.

The Company has commenced marketing its first product, Kerraboot®, a novel wound dressing device for leg and foot ulcers which was launched into the primary healthcare community in the United Kingdom in the middle of 2004. In addition, the Company has a broad portfolio of products in clinical development, the most advanced of which is Cerepro™, a novel gene-based product for the treatment of patients with operable high grade glioma, which is undergoing early regulatory review for marketing authorisation in Europe and a corroborative Phase III/IV study, also in Europe. Two further clinical products with encouraging results are in Phase III (Vitor™) and Phase II (Trinam®) development. Ark's clinical portfolio is underpinned by a number of earlier and unique pre-clinical candidates and the more advanced of these have already shown exciting pre-clinical therapeutic proof-of-principle results.

Ark sources innovations through its own research and via collaborations with leading academic institutions. As well as co-funding early research, Ark also acts as the industrial partner to enable collaborating institutions to secure direct EU funding of specific research programmes (more than €15 million to date). Ark retains intellectual property exploitation rights in respect of these programmes. Ark has steadily established itself as an industry leader in gene-based medicine, while at the same time developing related small molecules and a medical devices division.

BUSINESS STRATEGY

Address areas of clear unmet clinical need. Many major areas of medicine, such as the treatment of high blood pressure, have existing products that are effective in managing the majority of patients. Companies looking to introduce new treatments into such areas will therefore need to convince healthcare payers, physicians and patients of the superiority of their treatment over existing, well-tried products.

Ark's strategy is to focus on serious conditions, in the growing markets of vascular disease and cancer, where effective treatments do not currently exist. The Directors believe that effective new products in these areas can generate significant revenues, without the marketing costs associated with displacing existing established treatments.

Focus on specialist areas of medicine. Companies looking to develop new treatments for conditions that are treated by primary care physicians/GPs usually need to carry out large, lengthy and expensive clinical trials to gain marketing approval. Following approval, these products normally require large sales forces because of the large number of physicians that need to be visited to promote the product effectively. As a result, emerging healthcare companies looking to develop such products are almost always obliged to secure large pharmaceutical partners to assist in the development and commercialisation of their products.

In contrast, Ark's strategy is to focus on specialist areas of medicine where smaller, less expensive trials can be conducted and where commercialisation can be carried out with smaller sales forces servicing a limited number of specialised hospital physicians. Additionally, Ark looks to develop products where Orphan Drug Status and/or Fast Track Designation are available, since they afford the Group financial and/or regulatory benefits in developing products for market. In this way, Ark is potentially able to finance its own development programmes and market many of its own products without having an 'inbuilt dependency' on securing large pharmaceutical partners. The Directors believe that this allows the Group to retain greater control over its development and marketing programmes and thus maximise value. The Group will, however, contemplate co-promotion or licensing of its products as they approach approval, globally or in specific markets, if this is to the commercial benefit of the Group.

World-class science drives product portfolio. Ark's world-renowned clinical and research expertise produces a wide range of potential product candidates. Following scientific selection of a candidate the Group carries out a detailed assessment of the potential market opportunity, likely competitive position and expected clinical trials requirements. Ark only commits its resources to those product candidates that fit its strategic focus, have identifiable and likely competitive advantages and could reasonably be expected to be developed using the Group's own resources. The Directors believe that this maximises the return to the Group from its investment in early stage research and development.

SCIENTIFIC BACKGROUND

Ark's founding scientists, Professor John Martin and Mr Stephen Barker of University College London (UCL) and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, continue to play leading roles in the Group's research programmes. Professors Martin and Ylä-Herttuala have world-renowned expertise in cardiovascular medicine and clinical gene therapy respectively. Professor Martin holds the British Heart Foundation Chair at University College London and was previously the head of cardiovascular research at Wellcome Laboratories. Professor Ylä-Herttuala is a renowned expert in gene expression technology. Both Professor Martin and Professor Ylä-Herttuala are involved in patient care as well as being acknowledged scientific researchers in their fields. The division of their time between patient involvement in clinical medicine and research and development enables them to identify unmet clinical needs and potential solutions, which, combined with Ark management's technology and development expertise, affords the Group a steady flow of possible opportunities through its product pipeline.

London

The London-based group researches the biology of the vascular system and its diseases. This group has expertise in the science of the vascular endothelial growth factor (VEGF) family of genes and receptors and is exploring new drug applications within this programme via DNA, peptides and small molecule approaches. Trinam®, Kerraboot® and Neuropilin 1 all originate from the London group.

Professor Martin's research unit at University College London was awarded £5.4 million in 2000 by the British Heart Foundation, for investment in new facilities. This was the largest single award ever made by the British Heart Foundation.

Finland

The Finland-based group focuses on the area of gene-based medicine and the development of new vectors and delivery systems. The group was also the first in the world to perform a clinical gene therapy trial involving an adenoviral vector in the cardiovascular system. The group also has considerable capabilities in *in vivo* disease models in the areas of cardiovascular disease and cancer. Cerepro™ was discovered and developed by the Finnish team.

In 2001, Professor Ylä-Herttuala's research unit at the University of Kuopio was designated a Centre of Excellence by the Finnish Government. In 2003 it was rated as one of the top three facilities in the world for cardiovascular gene medicine by an independent committee headed by the Chairman of the Nobel Prize Committee for Physiology and Medicine. Professor Ylä-Herttuala has recently been made a Professor of the Finnish Academy for Science.

PRODUCT PORTFOLIO

The Company's current portfolio and research programmes are as follows:

Product	*Description*	*Stage of Development*	*Indication*	*Status*
Kerraboot®	Wound management device	Marketed	Foot and leg ulcers	Launched in UK and approved in US Nine marketing deals announced
Cerepro™	Gene-based medicine	Phase III/IV	Operable malignant glioma	MAA filed in Europe Orphan Drug Status (FDA/EMEA)
Vitor™	Small molecule	Phase III	Cancer-related cachexia	Therapeutic effect demonstrated in Phase II trial in NSCL and

Product	Description	Stage of Development	Indication	Status
				colorectal cancer Fast Track Designation (FDA)
Trinam®	Gene-based medicine	Phase II	Haemodialysis access	Greater than three-fold increase in graft patency demonstrated in Phase II trial Orphan Drug Status (FDA/EMEA)
EG005	Small molecule	Phase II	HIV-related lipodystrophy	Phase II enrolled
EG010	Ox-LDL-AB test	Development complete	Detection of heart attack risk	CE marked in Europe Out-licensing discussions commenced
Scavidin®	Gene-based molecule	Pre-clinical	Multi-therapeutic application	Pre-clinical therapeutic proof-of-principle achieved
Targeted integrating vector technology	Gene-based medicine	Pre-clinical	Multi-therapeutic application	Technology optimisation and disease target identification
Neuropilin 1	Small molecule	Leads identified	Cancer	Early pre-clinical proof-of-principle *in vitro* achieved

Kerraboot® – wound dressing device

Kerraboot® is a novel wound dressing device for leg and foot ulcers. It is CE marked in Europe and listed with the FDA, allowing it to be marketed in these territories. Drug Tariff approval was obtained in the UK in the middle of 2004 at a price of £14.00 and was subsequently promoted to the primary healthcare community. In response to market feedback, in December 2005 a super-absorbent version was introduced, giving the product increased utility across a range of ulcers. Marketing distribution agreements have recently been signed for the territories of China, South Korea, Israel, Ireland, The Netherlands and Luxembourg, Denmark, Turkey, Australia and New Zealand and Kuwait. These give Ark double digit royalties or the equivalent thereof on sales in these overseas markets. Sales are expected to commence in most of these territories by the end of 2006.

Clinical condition

Leg and foot ulcers generally present as open sores, and frequently become infected, causing a strong, unpleasant and embarrassing odour. They are difficult to heal and in the most severe cases can lead to amputation. They can be caused initially by local problems in blood vessels or nerve damage and they are frequently associated with patients who suffer from diabetes. Hospital treatment of the ulcer can include regular removal of surrounding hard skin build-up (callus) and often painful redressing of the ulcer by a trained healthcare professional up to three times a day. Community nurses perform this function for patients who have been discharged from hospital.

Market opportunity

The Group estimates that there is a total market of 1.3 million diabetic and venous leg and foot ulcer sufferers suitable for treatment with Kerraboot® in the US and Europe.

Mechanism of action

Fluid from leg and foot ulcers, known as exudate, contains substances which inhibit natural growth factors (notably VEGF) from healing the wound. Kerraboot® works by soaking up and isolating the exudate, whilst maintaining a warm, moist and protected environment around the ulcer. This combination facilitates growth of healthy new blood vessels and tissue in the ulcer bed and limits the

formation of calluses. Healthy new vascular tissue helps to fight infection and promotes healing of the skin.

Product profile

Kerraboot® is marketed as a novel wound dressing device for the management of leg and foot ulcers, offering significant benefits in terms of savings of nurse time, less painful procedure on dressing changes and reduction of odour. In the three clinical trials carried out by Ark during product development, both patients and healthcare workers rated Kerraboot® significantly better than the previous dressings they had been used to. It was also considered easy to use and very convenient. By using Kerraboot®, it was shown that the time taken by nurses to change the device was approximately 70 per cent. shorter than the time taken to change a conventional dressing, with some patients becoming nurse-independent. Kerraboot® caused less pain on changing than conventional dressings and the need to remove calluses from around the ulcers was reduced. It largely eliminated the unpleasant odour from the ulcers. Favourable effects in terms of healing were demonstrated and, in particular, significant healing was seen in ulcers associated with diabetes. No significant adverse reactions relating to the product were observed.

Next steps

On the basis of progress to date, the Group expects to achieve the following, although these timings may be subject to change as a result of factors outside the Group's control:

- commence international sales in most of the territories where it has signed distribution agreements (H2 2006)
- enter into further international distribution/licensing agreements (H2 2006)
- expand its device sales portfolio, allowing its existing sales force to operate more cost effectively (H2 2006)
- progress US licensing discussions (H1 2007)

Cerepro™ – treatment for brain cancer (malignant glioma)

Cerepro™ is a novel gene-based product for the treatment of patients with operable high grade glioma, a particularly aggressive type of malignant brain tumour. Cerepro™ is given in addition to existing standard treatment (surgery plus radiotherapy and/or chemotherapy). Two Phase II safety and efficacy studies have shown an almost doubling of mean survival time versus standard treatment, on average extending life by more than seven months. Following discussions with the EMEA during 2005 the Group filed an early application for marketing approval (MAA) in Europe based on the safety and efficacy data from the two completed Phase II studies. The EMEA notified the Group that the filing was valid in late October 2005 and that the review process was commencing. Also in October 2005 the Group commenced a corroborative Phase III study of up to 250 patients which, if results allow, could provide further clinical trials information to achieve marketing approval or, alternatively, will constitute a Phase IV study which the Company would expect to have to commit to were it to receive early approval from the existing clinical data.

Clinical condition

Malignant glioma is a cancerous tumour that is confined to the brain and only rarely spreads further. Current standard therapy involves surgically removing the solid tumour mass and initiating radiotherapy and/or chemotherapy. Even when the solid tumour mass has been removed, pre-cancerous or isolated cancerous cells can exist in the brain in a significant number of patients. In the majority of these patients a new tumour grows and a repeat operation is frequently required. Currently available cancer medicines are generally very toxic and many do not readily reach the brain tumour. They often cause severe side effects that can reduce the patient's quality of life significantly and it is these side effects that can often limit their use. The prognosis for patients diagnosed with high grade glioma is very poor – with present treatment regimens most patients die within one year of diagnosis. Therefore, a high unmet clinical need exists for treatments to prolong life.

Market opportunity

The Group estimates that there are currently approximately 38,000 cases of high grade glioma suitable for treatment with Cerepro™ each year in the US and Europe.

Mechanism of action

Cerepro™ is comprised of a gene encased in a virus-like 'shell' (a "vector"). Vectors inject their gene 'payload' into target cells, a process known as transfection, which use this new genetic material as a blueprint for the production of new beneficial proteins.

Cerepro™ uses an adenoviral vector (ADS) to introduce the gene that causes cells to express a protein called thymidine kinase ("TK"). Following the standard surgery to remove the solid tumour mass, Cerepro™ is injected through the wall of the cavity left after surgical removal of the solid tumour, into the surrounding healthy brain tissue. In the following days, the healthy cells in the wall of the cavity express TK. Five days after surgery, the drug ganciclovir ("GCV") is given to the patient as part of the overall Cerepro™ treatment regimen. Neither TK nor GCV are individually active but they react together to produce a substance which destroys cells, but only when they try to divide. Since rapid cell division is a key characteristic of cancer cells trying to form a new tumour, they are selectively destroyed by Cerepro™ treatment.

Cerepro™ thus works by harnessing healthy brain cells to stop a new tumour from growing. This is in contrast to other historical gene-based approaches to treating cancer, where the cancer cells themselves are the targets for transfection of genes which then kill them. This historical approach is self-limiting, because as the cancer cells are killed, the treatment gene within them is lost. In addition, to kill the complete cancer tumour these approaches need to achieve gene transfer in the majority, if not all, of the cancer cells. To date, the Directors are not aware of any trials that have demonstrated 100 per cent. target cell transfection, leaving many existing cancer cells unaffected by the treatment. Ark's novel use of healthy brain cells does not require high levels of transfection because cancer cell killing substances continue to be produced by these healthy cells even after the first new cancer cells are destroyed. Research has also shown that this effect is further amplified as healthy cells treated by a gene-based medicine tend to pass their anti-cancer chemicals on to surrounding cells, the so-called "bystander effect".

Development status

Cerepro™ has been granted Orphan Drug Status by the European Committee for Orphan Medicinal Products and by the Office of Orphan Products Development, FDA.

Having completed two Phase II safety and efficacy studies and updated the pre-clinical toxicology package, Ark held a 'pre-submission' meeting with the EMEA in February 2005 notifying them of its intention to file for marketing approval (MAA) requesting consideration under "exceptional circumstances" provisions with the existing Phase II data, prior to the commencement of a further corroborative Phase III/IV study. The MAA was formally submitted to the EMEA in October 2005 and, having passed content validation, is now in the formal review process.

Cerepro™ is manufactured in the Group's facility in Kuopio, Finland, which was previously licensed by the Finnish National Agency for Medicines in 1998 and 2000 for the manufacture of injectable gene-based medicines for Phase I and II trials and in 2004 for Phase III trials supply. In October 2005 the facility was licensed by the Finnish National Agency for Medicines on behalf of the EMEA to produce Cerepro™ for commercial supply to European markets. All manufacture has been, and the Group intends that all manufacture will be, performed in accordance with applicable European and US regulatory standards and guidelines.

Whilst the Company has had the MAA filing accepted for review, there is no certainty it will be granted on the basis of the existing Phase II data under either exceptional circumstances or conditional approval. Consequently, the Group's existing business plan continues to assume approval after completing the further corroborative Phase III/IV study now underway.

Ark has had informal discussions with FDA biologics staff and plans a formal meeting with them in 2006 to discuss US regulatory requirements.

Clinical studies

Three clinical studies have been completed by the Group to support the Cerepro™ programme. All were approved by the Ethics Committee of the University of Kuopio, the Finnish Board for Gene Technology and the Finnish National Agency for Medicines. A fourth clinical study, approved by the EMEA, opened in Europe in Q4 2005 and is ongoing.

Study 901 (in 12 patients) examined the effectiveness of the vector in transferring a marker gene (lacZ) into human malignant gliomas. Results indicated that adenoviruses were more efficient than retroviruses in achieving gene transfer in humans and showed that no significant toxicity was

associated with the highest dose of adenovirus used. It was determined that a transfection level of greater than 10 per cent. was needed in order for the product to be effective.

Study 902 (a controlled open label study on 21 patients, including seven historical controls) compared the safety and effectiveness of Cerepro™ with HSV-tk in a retrovirus-packaging cell line for the treatment of patients with operable malignant glioma. The results showed the treatment was well tolerated, and the mean survival time of 15 months for the patients treated with Cerepro™ was almost double that of controls. The difference in survival time between the Cerepro™ and retroviral groups was statistically significant ($p=0.012$).

Study 903 (a randomised controlled study of 36 patients) further evaluated the safety and efficacy of Cerepro™ in patients with operable malignant glioma. Cerepro™ treatment resulted in an 81 per cent. increase in survival time from 39 to 71 weeks. The difference in survival time was significant ($p=0.0095$) and remained so when adjusted for prognostic factors for the disease (age, tumour type, histology, Karnofsky score). There was no evidence that those patients who were treated with Cerepro™ and lived longer had any deterioration in their quality of life, nor did they have an increased dependency on concomitant drug maintenance treatment. The treatment was well tolerated with a good safety profile.

Study 904 (a randomised controlled study of up to 250 patients) commenced recruitment in Q4 2005 and is designed to confirm the efficacy and safety of Cerepro™ in operable malignant glioma. Recruitment is expected to be complete in H1 2007.

Overall, in clinical studies to date, Cerepro™ has demonstrated a consistently significant magnitude of effect, almost doubling mean survival time versus standard treatment. On average, Cerepro™ extends life by more than seven months when compared to standard treatment. This extension of life is more than twice that reported for existing licensed products and represents a significant therapeutic advance.

Pre-clinical studies

Pre-clinical studies were conducted at the AI Virtanen Institute of the University of Kuopio in Finland. These *in vivo* studies assessed the safety and efficacy of HSV-tk gene therapy using a model which mimics the human situation.

Tumour regression was observed in two initial *in vivo* studies. Pre-clinical dose ranging work demonstrated that retroviruses were not effective *in vivo* at causing regression due to low transfection efficiencies and that a transfection level of 10 per cent. was needed to reduce tumour volume effectively and prolong survival time. In order to achieve such levels, an adenovirus was used for subsequent development.

No significant pathology was observed in toxicological studies in which three different routes of administration were used: intravenous injection, injection into the healthy brain tissue or intratumoural injection. The only immunological reactions observed were infiltration of inflammatory cells into the injection site when Cerepro™ was injected into the brain, or infiltration of inflammatory cells into the liver when Cerepro™ was injected intravenously. These findings are in line with findings from the extensive toxicology work with HSV-tk in an adenoviral vector plus ganciclovir that are in the published literature.

Next steps

On the basis of progress so far, the Group expects to achieve the following, although these timings may be subject to change as a result of factors outside the Group's control:

In H2 2006 the Group expects to meet with the FDA to discuss US regulatory requirements and with the EMEA regarding the Group's existing filing for early approval of Cerepro™ under the "exceptional circumstances" route. A decision regarding this filing is currently expected during H1 2007.

Also in H1 2007, the Company expects to complete recruitment to its Phase III/IV trial and this would also be the earliest point at which preliminary data from this trial may become available. Further trial data would be expected in H2 2007.

Vitor™ – treatment for muscle wasting (cachexia) in cancer

Vitor™ is a small molecule therapy taken orally for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and

certain countries in Europe. Vitor™ has been shown to significantly reduce the rate of cancer cachexia in NSCL and colorectal cancer patients and is currently in Phase III development.

Clinical condition

Wasting involves the excessive breakdown of tissue without compensating growth or repair. Muscle wasting occurs frequently amongst patients with all types of solid tumours and also occurs in patients with other diseases including heart disease, liver cirrhosis and AIDS. In cancer, muscle wasting is often reported as the final cause of death.

Market opportunity

The Group estimates that there are currently approximately 1.5 million new cases of cancer cachexia in the US and Europe each year.

Mechanism of action

When patients develop cancer, chemicals called cytokines (e.g. IL-1-ß, IL-6, TNF-α) and IFN-γ) are produced which interfere with the underlying energy production by the mitochondria within muscle cells. Breakdown of proteins (actin and myosin) in the muscle cells subsequently occurs as the muscles weaken and waste. This appears mediated at the cellular level by a natural hormone known as angiotensin II ("Ang II"). Ark has found that patients with muscle wasting exhibit abnormally high levels of Ang II. It has also found that infusing Ang II causes muscle wasting *in vivo*. Vitor™ is effective at reducing the production of Ang II at the tissue level. Whether or not mediated by the cellular Ang II level, Vitor™ counteracts the "poisoning" effects of cancer-associated cytokines by increasing the ability of mitochondria to produce energy, reducing protein breakdown and stimulating resynthesis in the muscle cells.

The active ingredient of Vitor™ is currently used to control high blood pressure. However, it is especially fat-soluble and after administration rapidly moves from the blood to accumulate in muscle tissue. This property has enabled Ark to produce a new tablet formulation which can be given in smaller doses so as not to cause unwanted blood pressure falls whilst still offering the potential to produce beneficial effects via this accumulation in muscle tissue.

Development status

Ark has access to the MAA of the original drug developer containing the safety, toxicology and efficacy studies which were required to approve the drug for its existing use in the treatment of high blood pressure. This data has allowed Ark to proceed directly to a Phase III study as a first in man study and this has recently been reported. The Company intends to meet regulators to discuss the architecture of a confirmatory Phase III study during 2006.

Vitor™ has been awarded Fast Track Designation by the FDA.

Clinical studies

A Phase III study of Vitor™ in 204 patients in the US, Canada and Europe was completed in 2005. The results indicated that with 12 weeks of treatment, Vitor™ significantly slowed the daily rate of weight loss in cachectic patients with non small cell lung and colorectal cancer. In addition, whilst a therapeutic effect of a similar magnitude was also evident in pancreatic cancer, the result with that particular cancer did not reach statistical significance in the 12 week study period.

Pre-clinical studies

In vitro studies by Ark have shown that Vitor™ increases the ability of mitochondria to produce cellular energy and further *in vitro* studies in a model of muscle cells commissioned by Ark at Aston University in Birmingham have shown that Vitor™ blocks muscle protein (actin, myosin) degradation and stimulates re-synthesis in the presence of precursors of Ang II.

In vivo studies (conducted by the originator) have shown that Vitor™ prevents heart muscle hypertrophy, independent from its effect on blood pressure, and that Vitor™ reduces the production of Ang II in muscle and other tissues.

In vivo studies have demonstrated that artificially elevating the levels of Ang II will produce muscle wasting. An investigative study in humans has shown that patients with cachexia have significantly elevated levels of Ang II in serum.

A proof-of-principle *in vivo* study commissioned by Ark using a human colon cancer cachexia model has shown that Vitor™ reduced cachexia by approximately 60 per cent. and prolonged survival.

Next steps

On the basis of progress so far, the Group expects to achieve the following, although these timings may be subject to change as a result of factors outside the Company's control:

- meet with regulators and finalise confirmatory Phase III trial design (H2 2006)
- commence enrolment of Phase III confirmatory trial (H1 2007)
- make a decision on co-promotion/out-licensing partner (H1 2007)

Trinam® – treatment to prevent blocking of blood vessels after surgery

Trinam® is a novel product consisting of a local delivery device and a gene-based medicine, and is being developed to prevent the blocking of veins and arteries that frequently occurs after vascular surgery. The initial target market is haemodialysis graft access surgery, a procedure in which patients whose kidneys have failed have a plastic tube grafted between blood vessels in their forearm so that their blood can be regularly filtered using a dialysis machine. Initial results of an ongoing Phase II study have shown Trinam® treatment increases graft patency time more than three-fold compared with patients' previous experience. The study is nearing completion of enrolment and the Company expects to report preliminary data in H2 2006.

Clinical condition

After vascular surgery, an overgrowth of muscle cells can occur in the wall of the otherwise healthy blood vessels. Known as intimal hyperplasia, this is a significant problem as it can cause a complete blockage (*de novo* stenosis) of the blood vessel which usually results in the need for further surgery to avoid serious complications.

Patients who have kidney failure require their blood to be filtered through a dialysis machine to prevent them from dying. The process is normally carried out at least twice a week and involves the insertion of two needles into the patient – one to extract their blood and one to return it once it has been filtered. However, normal blood vessels cannot tolerate large needles being inserted into them repeatedly. One way to overcome this is to surgically insert a plastic tube between a vein and an artery in the patient's arm ("access graft"). Needles can then be repeatedly inserted into the graft to connect the patient to the dialysis machine.

Up to 60 per cent. of haemodialysis access grafts block within one year of being inserted due to *de novo* stenosis, so that repeat surgery must be performed. Such repeat surgery also frequently fails, but more rapidly as less suitable sites are used, and can only be performed a limited number of times. Alternative and more difficult routes to achieve filtration are then required. In these circumstances, the life expectancy of patients can be short.

Market opportunity

The Group estimates that the potential US and European market for Trinam® could be in excess of 150,000 cases per annum. The magnitude of clinical improvement seen so far in the Phase II study has caused the Group to re-appraise the value of Trinam®. If these results are confirmed in the remainder of the development programme, the Group believes that Trinam® could have the potential to achieve annual peak sales of £500 million.

Mechanism of action

Trinam® is a combination of a vascular endothelial growth factor (VEGF) gene packaged in an adenoviral vector ("Ad 5") and a bio-degradable local drug delivery device made from collagen and invented by Ark. At the end of access graft surgery, the delivery device is fitted around the outside of the patient's vein where it has been joined to the access graft. The adenoviral vector carrying the VEGF gene is then injected into a space between the device and the blood vessel. This unique administration of the gene to the outside of the blood vessel rather than into the blood supply localises delivery of the gene to the target tissue site (smooth muscle cells of the blood vessel) and reduces the risk of unwanted systemic effects. Once the VEGF gene is transfected locally, muscle cells in the vessel wall produce the VEGF protein which triggers the release of beneficial nitric oxide and prostacyclin. Ark has made a novel discovery by showing that the VEGF protein working via these two agents has a protective effect *in vivo*, keeping blood vessel walls in a healthy state and regulating muscle cell growth to prevent blocking of the vessel.

Development status

Trinam® has received Orphan Drug Status in the US and Europe. Ark has received approval from the RAC to conduct a Phase II/III trial in haemodialysis access surgery. The results from the ongoing Phase II study show that at low dose access grafts continue to remain functional three times longer than previous procedures, with no systemic distribution of the inserted gene being found. This Phase II trial is expected to complete in H2 2006. The FDA and EMEA have received routine annual updates of the development progress in accordance with Orphan Drug regulations. A Phase III study is planned to commence in H1 2007.

Clinical studies

A Phase I study has been conducted where product feasibility, safety and arterial gene expression were investigated in the legs of patients prior to undergoing a scheduled amputation. A VEGF gene, a liposomal vector and the delivery device were studied in these patients. The gene medicine administration was well tolerated and demonstrated successful transfer of the gene into the outside of the blood vessel, for what the Directors believe to be the first time in humans, and localised expression of the VEGF protein in the target tissue. Since completing the Phase I study, the molecular biology of the VEGF family of genes has been elucidated. Ark has also performed further *in vivo* studies comparing several VEGF genes and a variety of vectors and has selected a different optimised VEGF gene and an Ad 5 combination to take through later clinical development. A toxicology study has been performed in conjunction with the FDA to allow this transition to be effected.

A Phase II, standard care controlled, ascending study of up to 16 patients is nearing completion in the USA. Initial results from the low dose phase were presented in October 2005 at the American College of Surgeons Conference and showed a tripling of access graft patency period with no systemic distribution nor serious adverse events of concern. At the end of 2005, two patients had withdrawn from the study (for reasons unrelated to the therapy), but all remaining patients still had open and functioning grafts, as is the case at the date of this document.

Pre-clinical studies

The following have been performed:

- An *in vivo* 'proof-of-principle' study showed that transfection of the VEGF gene from the outside of the blood vessel reduces blood vessel blockage (intimal hyperplasia).
- An *in vivo* study was conducted to assess the comparative biodistribution of the gene and vector when administered with Ark's delivery device and when given intravenously. Administration using the collar device resulted in at least a ten-fold reduction in the distribution of the vector away from the site of administration.
- *In vivo* studies investigated the viability and biodegradability of Ark's collar delivery device using various shapes and formulations of collagen. These studies led to the current specifications for the device.
- An *in vivo* study was undertaken to evaluate the effectiveness of a range of vector and VEGF gene combinations in reducing intimal hyperplasia. A particular adenoviral-VEGF gene construct was found to be most effective in achieving gene transfer.
- *In vivo* studies to develop an *in vivo* model of intimal hyperplasia simulating haemodialysis access surgery were performed. *In vitro* development work has been undertaken to develop an *in vivo* graft model to complete the pre-clinical development and to undertake a definitive toxicology, biodistribution and efficacy study for Trinam®.
- A definitive *in vivo* toxicology, gene expression and distribution study was conducted in a graft model. This study, designed under guidance from the FDA, established that treatment with Trinam® in the dose range which encompassed the proposed human dose appreciably increased the length of time it took for the grafts to block. Gene vector delivery was limited to the site of administration and biodistribution elsewhere was minimal and of no toxicological consequence.

Next Steps

On the basis of progress so far, the Group expects to achieve the following, although these timings may be subject to change as a result of factors outside the Group's control:

- complete high dose arm of Phase II trial, with preliminary data available (H2 2006)

- commence Phase III trial (H1 2007)
- make a decision on co-promotion/out-licensing partner (H1 2007)

OTHER CLINICAL PRODUCTS

EG005 – treatment for lipodystrophy syndrome in HIV positive patients

EG005 is an oral therapy for the treatment of a fat metabolism disorder, known as the lipodystrophy syndrome, which affects HIV-positive patients receiving highly active anti-retroviral therapy ("HAART"). EG005 contains the same active ingredient and has similar fundamental biology to Vitor^{TM}, described previously. Initial results of the first small exploratory study in humans showed some trends in favour of the product in four disease markers.

Lipodystrophy syndrome is a distressing condition characterised by the loss of body fat on the face and limbs and its redistribution to the abdomen and back. There are also additional serious metabolic abnormalities that occur with the fat redistribution, notably changes in lipid, insulin and glucose metabolism associated with an increase in acid levels in the blood ("lacticacidosis"). This complication reaches serious levels and unpredictably causes death in a small number of patients.

Clinical studies

The first investigative clinical study (40 patients) was designed to gain an understanding of any natural variance in the disorder between patients with different genetic make-ups and to investigate the relationship between Ang II serum levels and the condition. The results showed patients with lipodystrophy had double the Ang II levels that would normally be expected. There were no differences that were detected in relation to the genetic make-up of the patients.

EG005 has recently completed a small three month placebo controlled Phase II exploratory study, with a one year open label extension, to explore its therapeutic effects in a range of end points relevant to this poorly understood disorder. Four markers, including the Chelsea and Westminster overall lipodystrophy assessment score, showed trends in the product's favour at three months. The results of the one year extension are due in Q2 2006.

EG010 – diagnostic testing kit

EG010 is an *in vitro* diagnostic test which predicts the likelihood of a serious cardiac event (e.g. heart attack) occurring. The product has obtained CE marking, allowing it to be commercialised in Europe. It conforms to the latest 'equivocal zone' requirements that allow doctors and patients to understand how much reliance can be placed on the results of a test, if any. Trials indicate that it is diagnostic in about 75 per cent. of patients. Being outside the Company's core focus, Ark has commenced the process to out-license the product to a suitable commercialisation partner.

Clinical condition

Patients who suffer heart attacks invariably have atherosclerosis. The presence of atherosclerosis does not automatically indicate a heart attack is imminent as the majority of males in the western world have some degree of atherosclerosis before the age of 40. Atherosclerotic tissue (plaque) can, however, become very biologically active and in this state a section of plaque can sometimes break off and block the coronary artery which is the main blood supply to the heart muscle, leading to a heart attack. Following rupture of the plaque oxidised-LDL ("Ox-LDL"), stored in the wall of the plaque, sets off an immunological reaction in the blood stream and antibodies are produced which are directed against the exposed Ox-LDL molecules. These antibodies can be measured in the laboratory. One particular form of antibody (epitope) is known to be highly associated with the risk of a heart attack. EG010 has been specifically developed and optimised to detect this key epitope.

Clinical data

In a study of approximately 100 patients admitted to hospital with chest pain, and subsequently fully diagnosed as having either suffered an acute heart attack or unstable angina, initial results show that EG010 tested positive in 88 per cent. of the former and 76 per cent. of the latter. Collectively, EG010 predicted, according to initial trial data, 81 per cent. of patients with an acute coronary syndrome. This compared very favourably with C reactive protein testing (one of the current best-known predictors) which only tested positive in 29 per cent. of patients.

PRE-CLINICAL PIPELINE

Scavidin®

Scavidin® is an entirely novel concept within gene-based medicine. Scavidin® is a two part drug-targeting technology originated from the DNA which expresses the scavenger receptor on white blood cells. This natural receptor usually collects undesirable fats and damaged cells and membranes from the blood, taking them into the white blood cells and releasing them for destruction as part of the body's natural 'clean up' system. By modifying the DNA sequence for such receptor types, Ark has developed a new family of receptors which specifically bind only to the protein biotin, a naturally occurring substance which can easily be attached to therapeutic agents.

The Scavidin® DNA is put into the diseased tissue where it expresses the new drug targeting receptor. The therapeutic agent, pre-tagged with biotin, is then given intravenously at low doses. As the therapeutic agent circulates round the body, Scavidin® collects it from the blood by binding to the biotin tag, taking it into the target cell and releasing it. The receptor then goes back and collects more. This revolutionary 'molecular shuttle' system concentrates the therapeutic agent from a low and ineffective dose in the blood to a high therapeutic dose specifically in the target tissue. In this way an important and highly effective therapeutic, which could have a poor safety profile and serious side effects (such as cancer chemotherapy at a traditional dose), may be given in low and safe doses systemically with Scavidin®, concentrating it specifically at the disease site where its treatment effect is needed. As such it has enormous potential across many disease areas.

In vitro and *in vivo* mechanistic proof-of-principle models have demonstrated that Scavidin® is able to concentrate a range of different biotin-tagged molecules from small radioisotopes like technetium, through inorganic imaging agents like ferritin complexes, horseradish peroxidase stain and paclitaxel, to large organic molecules like immunoglobulin. Evidence of Scavidin®'s binding strength has been confirmed using atomic force microscopy. By switching between tetra avidin and mono avidin constructs, Scavidin®'s binding abilities can be varied between 10^{-14} and 10^{-7} allowing wide drug retention variation. The Scavidin® DNA sequence can also be modified to hold a therapeutic agent on the cell surface or slowly or rapidly internalise it. Scavidin® has been administered successfully with standard gene medicine vectors, such as adenovirus and retrovirus, and the Company currently favours semliki forest virus.

The latest Scavidin® results have shown it to be highly effective in stopping tumour development in two cancer treatment models, using low doses of existing anti-cancer agents which would be sub-therapeutic if administered conventionally. Scavidin® was used to target and concentrate intravenous doses of up to one tenth the conventional levels of the radioisotope yttrium in one model and the chemotherapy drug paclitaxel in another, to tumours growing under the skin. A transgenic colony of Scavidin® mice has been established which express Scavidin® in the spleen with no evident adverse effects indicating a good safety profile for the technology. The progress and results to date indicate a wide utility for this leading edge technology in very large markets.

The Group anticipates that Scavidin® will commence Phase I clinical trials in H2 2007.

Targeted integrating vector technology

This is a novel gene therapy delivery technology which selectively inserts DNA into a specific therapeutic site in the genome (targeted integration). The existing generation of integrating vectors, mostly retroviral and lentiviral technologies, are not site-specific and carry the risk of a random gene insertion into an undesired and potentially harmful position on the chromosomes. The risks associated with non-specific integrating vectors became apparent in the X-linked severe combined immune deficiency disease (X-SCID) gene therapy trial, in 2002. The trial used a retrovirus which was found to have inserted next to the leukaemia-inducing oncogene as a vector. Although the treatment was beneficial, three out of 11 patients treated in the study developed a leukaemia-like disease as a result of undesired random insertion. Ark's technology heralds a breakthrough in molecular medicine because it removes the potentially harmful consequences of a beneficial therapeutic gene being inserted into the wrong place, and could thus greatly improve the predictability and safety of gene therapy.

Ark is currently undertaking further pre-clinical work to identify initial disease targets that would be suitable for initial clinical development.

Neuropilin 1

Neuropilin 1 is a new drug target implicated in the growth and spread of tumours and its presence is associated with poor patient prognosis. Ark has identified and optimised small peptide and small

molecule leads which show encouraging results in stopping cancer cell migration and adhesion in *in vitro* experiments with human breast, lung and colon cancers. The Group anticipates that Neuropilin 1 will commence Phase I clinical trials in H1 2007.

MANUFACTURING STRATEGY AND FACILITIES

Ark's strategy is to manufacture its gene-based medicines itself and to outsource the production of its other products to third parties. There are a number of well-established contract manufacturing companies who are able to manufacture such products effectively for the Group. The manufacturing of Vitor™ is currently outsourced to Ashton Pharmaceuticals Limited, UK and Kerraboot® to Runfold Medical Limited, UK.

Ark currently runs a 'state of the art' cGMP manufacturing facility in Kuopio, Finland operating at Biosafety 2 level. The facility in the Bioteknia business park is leased from the University of Kuopio. It has the capability to manufacture DNA plasmid, adenoviral, retroviral and lentiviral vectors for injection. In 1998 and 2000 the GMP1 suite was approved by the Finnish National Agency for Medicines for the manufacture of injectable gene-based medicines for Phase I and II trials. Since then, Ark has expanded and upgraded the facility to be compliant with EMEA cGMP factory requirements for Phase III/commercial production of gene-based medicines. The facility was awarded the first ever licence to manufacture a gene-based medicine (for Cerepro™) for European commercial supply in October 2005.

Ark's progress in the gene-based medicine area (Cerepro™, Trinam®, Scavidin® and integrating vector technologies) has resulted in the Company making the decision to expand its manufacturing capabilities and consequently taking on a new facility – MT4 – in Kuopio, adjacent to its existing facility. Once completed and validated (scheduled by 2008), Ark expects to have the capacity to be fully self-sufficient in the production of its gene-based products for both anticipated commercial supply and research purposes.

EMPLOYEES

As at 26 April 2006 (being the latest practicable date before the publication of this document), the Group had 136 permanent employees. The average number of employees employed by the Group in each of the last three financial years is:

	Financial year ended 31 December		
	2003 (audited)	*2004 (audited)*	*2005 (audited)*
Finance and administration	8	15	24
Development	8	10	11
Manufacturing	19	34	47
Research	16	21	28
Sales and marketing	—	6	12
Total	51	86	122

Collective expertise and experience of key technical staff

The research and development functions of Ark use internal and external expertise to progress its R&D programmes. Ark's employees have significant pharmaceutical experience and, as at 26 April 2006, the Group employs 32 staff in research and 71 staff in development and manufacturing of which 36 have second degrees or PhDs. In addition, research and development programmes benefit from independent experts who assist in the setting of strategy and plans for each programme.

SELECTED FINANCIAL INFORMATION

Investors should read all the information contained in this document and not just rely on the key or summarised information.

The audited financial results of Ark for the financial periods ended 31 December 2005 (prepared under IFRS), 31 December 2004 (prepared under UK GAAP) and 31 December 2003 (prepared under UK GAAP), are incorporated into this document by reference, as set out in Part 4 of this document. The statutory accounts for the year ended 31 December 2005 included audited financial statements for the year ended 31 December 2004 restated under IFRS.

	Year ended 31 December			
	2005 *£'000*	*2004* *£'000*	*2004* *£'000*	*2003* *£'000*
	IFRS	*IFRS (restated and*	*UK GAAP*	*UK GAAP*
	(audited)	*unaudited)*	*(audited)*	*(audited)*
Revenue	2,347	154	154	2
Gross profit	2,245	109	109	1
Operating loss	(18,622)	(15,072)	(15,985)	(9,209)
Loss for period	(15,135)	(11,906)	(12,819)	(8,101)
Cash resources at period end	34,290	47,256	47,256	9,158

DIRECTORS AND SENIOR MANAGEMENT

Directors

Dennis Michael John Turner Non-executive Chairman

Dennis Turner, aged 63, joined Ark as Non-executive Chairman in 1999. Most of his career has been spent creating, financing and building international companies in the medical and pharmaceutical services sectors. Most recently, he was Chairman and Chief Executive Officer of Pharmaceutical Marketing Services Inc. and Walsh International Inc. (both NASDAQ listed) and a non-executive director of International Biotechnology Trust plc (LSE-listed). Mr Turner is a member of the Remuneration and Nomination Committees.

Dr Nigel Richard Parker PhD Chief Executive Officer

Dr Nigel Parker, aged 52, has been Chief Executive Officer of Ark since 1998 and is responsible for the strategy and development of the Group. A graduate in life sciences, he has over 25 years' experience in the pharmaceutical business, where he has undertaken senior international management roles in companies such as Teva Pharmaceuticals Limited and Pharmaceutical Marketing Services Inc.

Martyn Douglas Williams MA, FCA Chief Financial Officer

Martyn Williams, aged 54, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international businesses.

Dr Bruce Carter Non-executive Director

Bruce Carter, aged 62, joined Ark as a Non-executive Director and member of the Remuneration Committee in July 2005. Dr Carter, who has over 25 years' pharmaceutical experience, is currently President and Chief Executive Officer of ZymoGenetics Inc. (NASDAQ-listed). Dr Carter has extensive experience at board level, having been on the Board of Management of Novo Nordisk from 1988 to 2000 and is currently on a number of biopharmaceutical boards including Renovis and Epigenomics (the latter listed on the Deutsche Börse).

Peter Stephen Keen Non-executive Director

Peter Keen, aged 48, is a Chartered Accountant with over 20 years' experience of financial management in biotechnology companies. Until February 2003 he was UK Managing Director of Merlin Biosciences, the venture capital company which co-founded Ark in 1997 and more recently was Chief Financial Officer of Arakis Limited, a Cambridge-based biopharmaceutical company which

was sold in August 2005. He is also a non-executive director of Abcam plc and Finsbury Emerging Biotechnology Trust plc.

Dr Wolfgang Plischke Non-executive Director

Dr Wolfgang Plischke, aged 54, is a Non-executive Director and a member of the Audit Committee, having been appointed to the Board in December 2003. Dr Plischke was until recently a member of the Bayer Healthcare Executive Committee and President of the Global Pharmaceuticals Division of Bayer. With effect from 1 March 2006, he became a member of the Bayer Holding Board.

David Prince Non-executive Director

David Prince, aged 54, is a Non-executive Director and Chairman of the Audit Committee. He was appointed to the Board in May 2004. Mr Prince was until December 2003 Group Finance Director of Cable and Wireless plc. Prior to this he held board positions at PCCW, as Group Chief Financial Officer and Hong Kong Telecom as Deputy CEO and Group Finance Director. He also holds a non-executive board position at Adecco SA and is a non-executive director of SmarTone Telecommunications Holdings (Hong Kong).

Sir Mark Henry Richmond Non-executive Director and Senior Independent Director

Sir Mark Richmond, aged 75 is a Non-executive Director, Senior Independent Director, Chair of the Nomination and the Remuneration Committees and a member of the Audit Committee. Sir Mark was appointed as a Non-executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at OSI Pharmaceuticals Inc., Cytos Biotechnology AG, Paratek Pharmaceuticals Inc. and Sosei Limited.

Professor Seppo Pasi Antero Ylä-Herttuala MD, PhD, FESC Consultant Director of Molecular Medicine, Non-executive Director

Professor Seppo Ylä-Herttuala, aged 49, was one of Ark's co-founders in 1997. Since 1995, he has developed the University of Kuopio's Gene Therapy Unit which is one of the most active centres in Europe, with experience in ten human gene therapy trials to date. As a world-renowned expert in gene expression technology, the pathogenesis of vascular diseases and malignant glioma, he brings invaluable knowledge to the Group. His experience includes pioneering work in vascular gene therapy, where he performed the first adenoviral gene transfers to human peripheral arteries.

Senior management

David Eckland Director of Research and Development

Dr David Eckland, aged 52, joined Ark in May 2005. He previously worked at Takeda Europe Research and Development Centre, where he became Managing Director in 2002, after leaving GlaxoWellcome in 1997 where he was International Director of Metabolic Disease Clinical Research. A graduate in Biochemistry and Medicine, and with a doctorate in Neuroendocrinology, Dr Eckland is a member of the Royal College of Physicians.

Paul Higham Director of Commercial Development

Paul Higham, aged 43, Director of Commercial Development has extensive operational and strategic commercial experience in the pharmaceutical industry. He worked as General Manager of Bayer (Pharmaceuticals), Sweden and Denmark, and as International Commercial Director/VP for GI, Metabolic and Pain, at GlaxoWellcome plc before joining Ark in 2001.

Professor John Martin MB, ChB, MD, FRCP, FESC, F MEDSci Chief Scientific Officer

Professor John Martin, aged 62, is Chief Scientific Officer at Ark and was one of Ark's co-founders in 1997. He is a practising cardiovascular physician and holds a British Heart Foundation chair at UCL. He was Vice President of the European Society of Cardiology from 2000 to 2002 and as a member of the board of the Society he has initiated a high level political endeavour on heart disease in Europe through the European Commission and the Presidencies of several countries. He was the biology finalist for the Descartes Prize in Research 2004.

Nicholas Plummer General Counsel and Company Secretary

Nicholas Plummer, aged 35, joined Ark in April 2004, having worked for the previous eight years at the international law firm Ashurst, as a solicitor specialising in corporate law, gaining a wide knowledge of corporate and commercial issues in both domestic and international fields.

Robert Shaw Head of Technical Services

Robert Shaw, aged 54, joined Ark in June 2005, having consulted for the Company on operational issues from the previous summer. Robert is responsible for Ark's quality management and manufacturing development, working mainly in Ark's facility in Kuopio. Robert is an industrial pharmacist with a record of achievement, both in the industrialisation of new processes and the management of established production.

Co-founder

Mr Stephen Barker BSc, MS, FRCS Consultant Vascular Surgeon

Mr Stephen Barker, aged 46, is one of Ark's co-founders, remaining as a Consultant to the Company, undertaking research and development of new intellectual property related to medical devices and vascular disease.

He undertook his undergraduate medical training at St Thomas' Hospital, London, subsequently focusing on a career in vascular surgery, tutored by Sir Norman Browse and Sir Barry Jackson - past Presidents of the Royal College of Surgeons of England and Mr John Dawson and Sir Hugh Lockhart-Mummery – past Sergeant Surgeons to Her Majesty Queen Elizabeth II. After completion of vascular surgical training at the Royal Adelaide Hospital, South Australia, in 1996 he was appointed Senior Lecturer in Surgery at University College London and Consultant Vascular Surgeon to University College London Hospitals NHS Trust.

He maintains a full NHS practice in aortic and diabetic vascular disease and has an additional private interest in hernia repair. He continues to develop a broad range of medical devices, aiding both university and NHS innovation groups.

CORPORATE GOVERNANCE AND COMMITTEES

It is the policy of the Company to comply with current best practice in UK corporate governance as set down in the Combined Code on Corporate Governance, July 2003 (the "Code"). The Board recognises that it is accountable to Shareholders for the Company's standard of governance and seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within the Company.

The Company has been in compliance with the provisions set out in section 1 of the Code, save in relation to Provision B.1.3 concerning the granting of share options to Non-executive Directors, as described in paragraph 6.4 of Part 7 of this document. Since the IPO the Company has awarded options to two Non-executive Directors as part of their appointment packages. The Company had highlighted this intention in its IPO listing particulars and in its 2004 Remuneration Report which was approved by Shareholders.

Whilst the Code discourages the granting of share options to Non-executive Directors, it nevertheless acknowledges that such grants may be appropriate in a particular company's circumstances. The Company has previously explained to Shareholders that granting share options to new Non-executive Directors in addition to fees as part of their remuneration package, through the Company's NED Plan, was considered to be essential to secure the recruitment and retention of high calibre non-executive Directors with appropriate sector experience and international perspective, in the context of the Company's international development.

Going forward, the Company intends only to issue options to Non-executive Directors as part of an initial remuneration package designed to recruit additional Non-executive Directors from the US (or with other international experience where the Company is advised that options are necessary to secure their recruitment). It is the intention of the Company to recruit a further Non-executive Director in 2006.

The Board has established Nomination, Remuneration and Audit Committees, with formally delegated duties and responsibilities, and written terms of reference. From time to time, separate committees may be set up by the Board to consider specific issues when the need arises.

The Nomination Committee meets at least once a year or more if necessary and has responsibility for considering the size, structure and composition of the Board, retirements and appointments of

additional and replacement Directors and making appropriate recommendations to the Board. The Code recommends that a majority of members of the Nomination Committee are independent Non-executive Directors. Sir Mark Richmond chairs the Nomination Committee, and its other members are Dennis Turner, Dr. Bruce Carter and David Prince. Three out of four members of the Nomination Committee are considered by the Company to be independent Non-executive Directors. Under the Nomination Committee's terms of reference, the Nomination Committee makes recommendations to the Board and the Board makes all decisions regarding appointments.

The Code requires that, in the case of a smaller company, the Remuneration Committee consists of at least two independent non-executive Directors. Sir Mark Richmond chairs the Remuneration Committee, and its other members are Dr Bruce Carter and Dennis Turner (the former two Directors being considered independent). The Remuneration Committee has responsibility for making recommendations to the Board on the Company's policy on the performance evaluation and remuneration of Directors, and for determining, within agreed terms of reference, specific remuneration packages for each of the Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. It is intended that Dr Bruce Carter will replace Sir Mark Richmond as Chairman of the Remuneration Committee following this year's AGM. Sir Mark will remain a member of the Remuneration Committee.

The Code recommends that the Board should establish an Audit Committee of at least three independent Non-executive Directors, one of whom has recent and relevant financial experience. The Company considers that it complies with these recommendations. David Prince is Chairman of the Audit Committee and the other members are Dr Wolfgang Plischke and Sir Mark Richmond. The Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing the Company's annual financial statements, reviewing and monitoring the extent of the non-audit work undertaken by external auditors, advising on the appointment of external auditors and reviewing the effectiveness of the Company's internal audit activities, internal controls and risk management systems. The ultimate responsibility for reviewing and approving the annual report and accounts and the half yearly reports remains with the Board.

PART 4

FINANCIAL INFORMATION RELATING TO ARK FOR THE THREE YEARS ENDED 31 DECEMBER 2005

The following documents, all of which have been filed with the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS) or announced through a Regulatory Information Service are incorporated into this document (other than in the Summary Information section at the front of this document) by reference:

(A) Ark's 2005 Annual Report and Accounts, comprising Ark's audited consolidated financial statements for the year ended 31 December 2005 prepared under IFRS together with relevant accounting policies and notes and the report of the independent auditors. The independent auditors report is on pages 29 and 30, the consolidated balance sheet as at 31 December 2005 is on page 32, the consolidated income statement for the year ended 31 December 2005 is on page 31, a consolidated statement of changes in equity is on page 33, the consolidated cash flow statement is on page 35, the accounting policies are on pages 36 and 37 and the explanatory notes, including a description of the principal markets in which the Company competes, are on pages 36 to 51. Ark's 2005 Annual Report and Accounts also include Ark's unaudited financial statements for the year ended 31 December 2004 restated under IFRS and which are not covered by the report of the independent auditors;

(B) Ark's 2004 Annual Report and Accounts, comprising Ark's audited consolidated financial statements for the year ended 31 December 2004 prepared under UK GAAP together with relevant accounting policies and notes and the report of the independent auditors. The independent auditors report is on page 26, the consolidated balance sheet as at 31 December 2004 is on page 28, the consolidated profit and loss account for the year ended 31 December 2004 is on page 27, a reconciliation of movements in shareholders' funds is on page 44, the consolidated cash flow statement is on page 29, the accounting policies are on pages 30 to 32 and the explanatory notes, including a description of the principal markets in which the Company competes, are on pages 30 to 45; and

(C) Ark's 2003 Annual Report and Accounts, comprising Ark's audited consolidated financial statements for the year ended 31 December 2003 prepared under UK GAAP together with relevant accounting policies and notes and the report of the independent auditors. The independent auditors report is on page 11, the consolidated balance sheet as at 31 December 2003 is on page 13, the consolidated profit and loss account for the year ended 31 December 2003 is on page 12, a reconciliation of movements in shareholders' funds is on page 32, the consolidated cash flow statement is on page 15, the accounting policies are on pages 16 and 17 and the explanatory notes, including a description of the principal markets in which the Company competes, are on pages 16 to 28.

Ark will provide without charge to each person to whom a copy of this document has been delivered, upon the written or oral request of such person, a copy of any documents incorporated by reference in this document except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into this document. Requests for copies of any such documents should be directed to:

Ark Therapeutics Group plc

79 New Cavendish Street

London W1W 6XB

United Kingdom

Att: Sue Steven

Legal and HR Co-ordinator

Telephone: +44 (0)20 7388 7722

OPERATING AND FINANCIAL REVIEW OF ARK FOR THE THREE YEARS ENDED 31 DECEMBER 2005

The selected historical financial information discussed in this Operating and Financial Review of the Group has been extracted without material adjustment from the Company's report and audited consolidated accounts for the year ended 31 December 2005, prepared in accordance with IFRS and including unaudited IFRS-restated accounts for the year ended 31 December 2004. For the year ended 31 December 2004 and for the year ended 31 December 2003, the Company's report and audited consolidated accounts were prepared in accordance with UK GAAP.

This Operating and Financial Review should be read together with the Group's audited consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement and accompanying notes to the financial statements as at and for the year ended 31 December 2005 (including unaudited IFRS-restated accounts for the year ended 31 December 2004) and for the year ended 31 December 2004 and for the year ended 31 December 2003, incorporated in this document by reference and described on page 63 of this document.

The impact of transition from UK GAAP to IFRS on the Group's shareholders' funds as at 31 December 2004 and on the Group's income statement for the 12 months ended 31 December 2004 is discussed in the audited accounts for the year ended 31 December 2005 described above.

Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the summary operating and financial information set out in this Part 5. For the convenience of the reader, financial amounts have been rounded, and as a result of such rounding adjustments, figures shown as totals and period changes presented in percentages in the discussion and analysis may not be exact arithmetic aggregations of the figures shown in tables.

This discussion involves forward-looking statements based on assumptions about the Company's future business. The Company's actual results could differ materially from those contained in the forward-looking statements.

The principal risks and uncertainties facing the business are discussed in the "Risk Factors" set out on pages 13 to 24 of this document.

BUSINESS OVERVIEW

Ark is a specialist healthcare group with one product, Kerraboot®, marketed in the UK, three further lead products in late stage clinical development and a CE-marked test for heartattack risk. These products are supported by a follow-on portfolio of pre-clinical programmes, notably Scavidin®, Neuropilin 1 and the integrating vector technology. Ark focuses on specialist areas of medicine with unmet medical needs where development and marketing costs generally are lower and where Orphan Drug Status and/or Fast Track Designation may be available. This strategy minimises the Group's dependency on pharmaceutical partners and allows it to retain control over its research and development programmes and, potentially, market many of its own products. Co-promotion or licensing of its products as they approach approval will also be considered, if this is to the commercial benefit of the Group.

FINANCIAL OVERVIEW

The Group has made losses since its foundation. The losses have increased over the three years ended 31 December 2005 principally as a result of the significant progress made in the clinical development process with its lead products, together with increased investment in the Group's advanced biologics manufacturing facility. Ark's historical financial results reflect principally research and development and other administrative expenses, although first revenues were recorded in late 2003 with the initial pilot sales of Kerraboot® in hospitals in the UK. With the Drug Tariff Listing of Kerraboot® by the UK MHRA in 2004, sales of the Kerraboot® have increased in 2004 and 2005, with, in addition, first revenues in 2005 from the Group's licensing agreement with Boehringer Ingelheim. In the event that other products complete the clinical development phase and regulatory marketing approval is pursued and granted, it is possible that revenues will also be generated from these products as well as from further out-licensing agreements, although the timing or amounts of such revenues cannot be accurately predicted.

Research and development expenses have increased significantly over the period as Ark's late-stage clinical trial activities and discovery research capabilities have been expanded. Other administrative expenses have increased with the expansion of the Group's management team to support the increasing scale of operations as its lead products moved through late stage clinical development and with the additional costs associated with being a listed entity.

Selling and marketing expenses were first incurred in the year ended 31 December 2003 in respect of the preliminary introduction of Kerraboot® to hospitals in the UK. In 2004 and 2005, selling and marketing expenses have related largely to Kerraboot® in the UK following the full launch of the product in 2004. It is anticipated that selling and marketing expenses are also likely to be incurred in future years to support the potential regulatory marketing approval of other products.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements under generally accepted accounting principles requires management to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses and disclosures in the financial statements. Critical accounting policies are those that require the most significant, complex or subjective judgments, which are often as a result of the need to make estimates on matters that are inherently uncertain. Ark's critical accounting policies policies adopted in the preparation of the Group's International Financial Reporting Standards ("IFRS") statements are set out below:

Basis of preparation

The financial statements for the year ended 31 December 2005 have been prepared in accordance with IFRS for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 31 to these financial statements (as incorporated by reference). The financial statements for the year ended 31 December 2005 have also been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis except for the revaluation of certain properties and financial instruments.

The Group financial statements include the financial statements of the Company and all the subsidiaries for the periods reported during which they were members of the Group.

Intangible fixed assets – goodwill

Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value at this date. Goodwill recognised subsequent to 1 January 2004 is capitalised and not amortised but is reviewed for impairment annually as described below.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangibles with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development expenditure

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that internal development costs should not be capitalised as intangible fixed assets until, *inter alia*, commercial viability of a project is demonstrable and appropriate resource is in place to launch the product. Except in those circumstances, research and development expenditure is expensed. No such costs have been capitalised to date.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary timing differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the period in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Revenue recognition

Revenue comprises the value of sales (excluding VAT and similar taxes and trade discounts and intra-Group transactions) and income derived from product sales and licence fees receivable from third parties in the normal course of business. Revenue from product sales is recognised on delivery of the product and is measured net of any allowance for product returns. Non-refundable licence fees are recognised over the term of the licence, except where the earnings process is considered to be complete, in which case the revenue is recognised in full at that time.

Share-based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002.

COMPARATIVE DISCUSSION OF THE YEARS ENDED 31 DECEMBER 2005, 31 DECEMBER 2004 AND 31 DECEMBER 2003

Results of Operations

	Year ended 31 December 2003	*Year ended 31 December 2004*	*Year ended 31 December 2004*	*Year ended 31 December 2005*
	UK GAAP	*UK GAAP*	*IFRS*	*IFRS*
	(audited)	*(audited)*	*(restated and unaudited)*	*(audited)*
	£'000	*£'000*	*£'000*	*£'000*
Turnover	2	154	154	2,347
Cost of sales	(1)	(45)	(45)	(102)
Gross profit	1	109	109	2,245
Research and development	(5,369)	(9,147)	(9,147)	(13,941)
Sales and marketing costs	(319)	(1,306)	(1,306)	(1,273)
Other administrative expenses	(4,226)	(5,573)	(4,388)	(5,182)
Share-based compensation	594	(96)	(436)	(505)
Administrative expenses	(3,632)	(5,669)	(4,823)	(5,686)
Other income	110	28	96	34
Operating loss	(9,209)	(15,985)	(15,072)	(18,622)
Finance income (net)	457	1,955	1,955	1,846
Loss on ordinary activities before taxation	(8,752)	(14,031)	(13,117)	(16,775)
Tax on loss on ordinary activities	651	1,211	1,211	1,640
Loss on ordinary activities after taxation, being retained loss for the financial period	(8,101)	(12,819)	(11,906)	(15,134)

The information in this section has been extracted without material adjustment from the Company's report and audited consolidated accounts for the three years ended 31 December 2005 which are described in Part 4 of this document. Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the summary information below.

Throughout the analysis below, references to financial information for the year ended 31 December 2005 relate to the audited consolidated financial statements prepared under IFRS. References to financial information for the year ended 31 December 2004 relate to the unaudited consolidated financial statements prepared under IFRS and which were included in the Annual Report and Accounts of the Group for the year ended 31 December 2005 and to the audited consolidated financial statements prepared under UK GAAP included in the Annual Report for the year ended 31 December 2004. References to financial information for the year ended 31 December 2003 relate to the audited consolidated financial statements prepared under UK GAAP. The only differences pursuant to IFRS between the audited consolidated financial statements for the year ended 31 December 2004 prepared under UK GAAP and the unaudited IFRS-restated accounts for the same period were in respect of goodwill amortisation and share-based compensation.

Revenues

Ark first recognised revenues in the year ended 31 December 2003. Those limited revenues were attributable to the preliminary introduction of its first approved product, Kerraboot®, to hospitals in the UK in November 2003. The full launch of this product took place in the UK in 2004. Also, in 2005 the Group recognised its first revenues from the licensing agreement with Boehringer Ingelheim.

Revenue of £2.3 million was recorded in 2005 (2004: £0.2 million), £2.0 million of which was in respect of the first milestone receipts due under the licensing agreement with Boehringer Ingelheim. Sales in the UK of Kerraboot® were £0.3 million compared with £0.2 million for the year to 31 December 2004. The full commercial launch in the UK of Kerraboot® took place in the second quarter of 2004 following UK Drug Tariff Listing and the recruitment of the Group's initial sales force. Revenues of £2,000 in the year ended 31 December 2003 represented initial sales of Kerraboot®, which was introduced to hospitals in the UK in November 2003.

It is expected for 2006 that the primary sources of revenues will continue to be product sales and out-licence deals for Kerraboot®, potential sales from other wound-care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportion of revenues is expected to come from the products now in late stage clinical development, assuming these products complete the clinical development phase and regulatory marketing approval is pursued and granted, together with further out-licensing receipts. The timing or amounts of such revenues cannot be accurately predicted.

Expenses

Research and development. Research and development expenses primarily comprise the costs associated with the development of Ark's lead products and its follow-on portfolio and represent both clinical development costs and support activities such as manufacturing process development, toxicological testing and regulatory consulting services. The Group's discovery research activities are conducted in London and Kuopio, Finland by its own scientists and through collaborative agreements with academic laboratories. While some of Ark's research and development expenses are the result of internal costs related directly to its employees and facilities, the majority of the expenses are charged to the Group by external service providers, including clinical research organisations and contract manufacturers. The cost of the clinical trial programmes is the most significant portion of development expenses, with the number of patients enrolled in a trial and the attendant level of contract research organisation and clinical site activity being the principal cost determinants. Ark's principal products in clinical trials and under pre-clinical development, and their stage of development are as follows:

Product	*Development Stage*
Cerepro™	Currently in Phase III/IV corroborative study
Vitor™	Preparation for second Phase III study
Trinam®	Currently in Phase II (initial part of approved Phase II/III study)
EG005	Phase II completed – 12 months' extension study results awaited
Scavidin®	Currently in pre-clinical development

Neuropilin 1	Currently in pre-clinical development
Targeted Integrating Vector	Currently in pre-clinical development

Research and development expenditure in 2005 was £13.9 million (2004: £9.1 million), reflecting the increased level of late stage clinical trial activity, particularly in respect of the completion of the first Vitor™ Phase III study, the start of recruitment into the Cerepro™ Phase III/IV corroborative study and the ongoing Trinam® Phase II ascending dose study, as well as the continued investment in the biologics manufacturing facility in Finland. Research and development expenses increased by £3.8 million, or 70 per cent., to £9.1 million for the year ended 31 December 2004 from £5.4 million for the year ended 31 December 2003, primarily due to an increase of £1.8 million in manufacturing process development costs associated with the upgrade of Ark's manufacturing facilities in Finland to comply with cGMP standards, and also due to £1.9 million of increased study costs on the Vitor™ Phase III study, initiation costs on the Cerepro™ Phase III/IV corroborative study, and commencement costs on the Trinam® Phase II ascending dose study.

Sales and marketing. Selling and marketing expenses were incurred for the first time in the year ended 31 December 2003, as a result of marketing costs associated with the preliminary introduction of Kerraboot® to hospitals in the UK in November 2003 and the initial costs of establishing a dedicated agency sales force for the full launch of Kerraboot® in the UK. Since that time, Ark has recruited its own UK team of sales representatives and selling and marketing expenses primarily comprise the internal costs of employees, as well as external costs of advertising and marketing services provided by third party agencies.

Selling and marketing expenses in the year ended 31 December 2005 were £1.3 million. These costs related largely to sales force expenses and marketing activities for Kerraboot® in the UK. Selling and marketing expenses of £1.3 million were incurred during the year ended 31 December 2004, as a result of recruiting the initial sales force during the first half of 2004 together with marketing costs associated with the UK Drug Tariff Listing and one-off launch activities in the second quarter of 2004. 2004 costs were £1.0 million higher than the 2003 costs of £0.3 million, which represented costs for the preliminary introduction of Kerraboot® to hospitals in the UK in November 2003.

Other administrative expenses. Other administrative expenses primarily comprise business development, finance, accounting and general administration costs. These costs are primarily expenses related directly to Group staff, as well as external costs associated with service providers such as accountants, lawyers, insurers and consultants, together with amortisation of goodwill in the years ended 31 December 2003 and 31 December 2004 under UK GAAP relating to the acquisition of the Group's Finnish subsidiary, Ark Therapeutics Oy ("ATO").

Other administrative expenses for the year ended 31 December 2005 were £5.2 million (2004 IFRS restated: £4.4 million). The increase in expenses over 2004 (IFRS restated) was a direct result of the growth in the business with particular investment in commercial development, IT infrastructure and additional London office space. Other administrative expenses for the year ended 31 December 2004 under UK GAAP included £1.2 million of goodwill amortisation in relation to the acquisition of ATO. Other administrative expenses increased by £0.1 million, or 3 per cent., to £4.4 million for the year ended 31 December 2004 (IFRS restated) from £4.2 million for the year ended 31 December 2003. 2003 costs included £1.2 million of goodwill amortisation relating to the acquisition of the Group's Finnish subsidiary, Ark Therapeutics Oy, under UK GAAP. Under UK GAAP, other administrative expenses increased from £4.2 million for the year ended 31 December 2003 to £5.6 million for the year ended 31 December 2004, an increase of £1.4 million. An expansion of the Group's business and commercial development activities, including work on the commercialisation of Kerraboot® in overseas markets, accounted for £0.4 million of increased costs. Expansion of the corporate team following the IPO, together with certain one-off IPO-related costs and professional fees in respect of international expansion of the Kerraboot® accounted for the balance of the increase.

Share-based compensation. The Group operates a number of executive and employee share schemes. In accordance with IFRS, for all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period. Accordingly, a charge of £0.5 million was recorded in the year ended 31 December 2005, compared with a charge of £0.4 million in the year to 31 December 2004 under IFRS and a charge of £0.1 million under UK GAAP. A credit of £0.6 million was recorded for the year ended 31 December 2003 under UK GAAP (UITF17). Under UK GAAP, a share-based compensation charge had been recorded in a prior year for certain share options which were to be granted on admission of

the Company's shares to a recognised stock exchange, at exercise prices that were expected to be less than fair value at the time of the grant. The charge in the year to 31 December 2004 and the credit in the year to 31 December 2003 under UK GAAP resulted from a change in the estimate of the difference between the option exercise price and the fair value at the date of grant of the shares issuable upon exercise.

Other income. Other income of £0.03 million for the year ended 31 December 2005 and £0.1 million for both the years ended 31 December 2004 and 31 December 2003, related primarily to the receipt of grants from the Finnish government in respect of expenditure on the Group's Finnish manufacturing facilities.

Finance income (net). Finance income (net) in 2005 and 2004 comprises the interest income generated from cash invested in term and overnight deposits (in 2003, interest income was earned from a managed fund) less a small amount of interest expense on several Finnish government loans to the Group's Finnish subsidiary, Ark Therapeutics Oy.

In the year ended 31 December 2005 the Group's net finance income of £1.8 million compared with £2.0 million in the year to 31 December 2004. The decrease resulted from the usage of cash during 2005. Finance income (net) of £2.0 million for the year ended 31 December 2004 was £1.5 million higher than the £0.5 million for the year ended 31 December 2003 primarily because of higher average cash balances after the receipt of the IPO proceeds.

Tax on loss on ordinary activities. The Group had losses, as computed for taxation purposes, of approximately £34.5 million at 31 December 2005 (£24.5 million at 31 December 2004 and £16.5 million at 31 December 2003), available to be carried forward to future periods.

In accordance with the provisions of the Finance Act 2000 in respect of Research & Development allowances, the Group is entitled to claim tax credits for certain Research & Development expenditure. The tax credit receivable by the Group in respect of the year ended 31 December 2005 was £1.6 million (2004: £1.2 million), reflecting the increased investment in research and development in the year. The credit of £1.2 million for the year ended 31 December 2004 compared with £0.7 million for the year ended 31 December 2003, reflecting the fact that the Group's research and development expenditure increased by 70 per cent. during 2004.

Ark is pursuing a strategy that is intended to generate long-term value for shareholders by building a portfolio of specialist healthcare products with robust clinical data which satisfy currently unmet medical needs. The key drivers of the business include the progress of the product portfolio through clinical development and the funding of these programmes to the point where either commercial licensing deals are secured at the optimum stage of development or the Company is able to launch a product through its own dedicated sales and marketing infrastructure. It is the nature of Ark's strategy and the biopharmaceutical sector in general that these drivers are not readily or meaningfully comparable year on year as simple parameters, and as such, these key drivers are not used as Key Performance Indicators. Therefore, no Key Performance Indicators have been presented in this Operating and Financial Review.

CASH OUTFLOWS AND NET FUNDS

Ark's research and development and other financial requirements have been financed to date primarily through private placements of equity securities and the proceeds of the Initial Public Offering of the Company's shares on the London Stock Exchange in March 2004. Net proceeds to date from share issues have totalled £83.1 million. In addition, Ark Therapeutics Oy, the Company's Finnish subsidiary, has received grants and loans from the Finnish government totalling £0.7 million. The loans are outstanding at advantageous interest rates, and repayments do not commence for several years, except for one loan being repaid at €33,000 per year. The grants consist of revenue grants in relation to specific manufacturing expenditures, and a deferred grant in respect of capital expenditure for the manufacturing facility. The Group has also received research and development tax credits in the UK totalling £3.4 million to date.

	Year ended 31 December 2003 (UK GAAP) (audited)	Year ended 31 December 2004 (UK GAAP) (audited)	Year ended 31 December 2004 (IFRS) (restated and unaudited)	Year ended 31 December 2005(IFRS) (audited)
	£'000	£'000	£'000	£'000
Cash and cash equivalents at end of year	9,158	47,256	47,256	6,290
Money market investments at end of year	—	—	—	28,000
Cash, cash equivalents and money market investments at end of year	9,158	47,256	47,256	34,290

The Group had loans from the Finnish government of £0.5 million at 31 December 2005 and incurred finance costs of £0.05 million in respect of these loans in the year ended 31 December 2005.

Cash, cash equivalents and money market investments decreased from £47.3 million at 31 December 2004 (both UK GAAP and restated) to £34.3 million at 31 December 2005. This £14.0 million decrease is mainly due to the operating loss of £18.6 million described above, offset by the receipt of £2.0 million in UK R&D tax credits and a favourable working capital movement, resulting in a cash outflow from operating activities of £14.1 million. Net cash outflow from investing activities of £27.5 million comprised £28.0 million of purchases of money market investments and £0.8 million of net expenditure on fixed assets, offset by £1.3 million of net interest received. Cash inflow of £0.5 million in the year from financing activities was primarily from the exercise of share options.

Cash, cash equivalents and money market investments increased to £47.3 million at 31 December 2004 (under both UK GAAP and restated) from £9.2 million at 31 December 2003, mainly due to the receipt of £50.4 million (net of expenses) from the IPO. Net cash outflow from operating activities (restated) in the period was £14.1 million, including the operating loss for the year of £15.1 million offset by £0.3 million of depreciation, a favourable working capital movement of £0.3 million and £0.4 million for share-based compensation. Net cash outflow from operating activities (UK GAAP) in the period was £14.1 million, including the operating loss of £16.0 million offset by £0.3 million of depreciation, £1.2 million of goodwill amortisation, a favourable working capital movement of £0.3 million and £0.1 million charge for share-based compensation under both UK GAAP and, restated, IFRS. Cash inflow from investing activities of £1.5 million comprised interest received of £1.9 million less fixed asset purchases of £0.4 million. The cash inflow from financing activities (both UK GAAP and restated) in 2004 of £50.7 million was primarily a result of the receipt of £50.4 million net proceeds from the Initial Public Offering of the Company's shares on the London Stock Exchange in March 2004.

Cash, cash equivalents and money market investments decreased by £6.7 million to £9.2 million in the year ended 31 December 2003. Net cash outflow from operating activities of £7.1 million in the year comprised the operating loss of £9.2 million plus the share-based compensation credit of £0.6 million offset by £1.4 million of depreciation and amortisation, the receipt of £1.0 million in UK R&D tax credits and a favourable working capital movement of £0.3 million. The cash inflow from investing activities of £0.2 million included £0.5 million of interest received less £0.3 million for fixed asset purchases. Cash inflow from financing activities comprised the receipt of new Finnish government loans totalling £0.2 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group has incurred net losses in each year since its founding, and had an accumulated deficit at 31 December 2005 of £53.9 million. The Group expects to continue to incur net losses at least to the end of 2008 and may incur net losses in subsequent periods. Moreover, the amount of future net losses is uncertain.

As at 31 March 2006, the Group's unaudited cash, cash equivalents and money market investments amounted to £28.1 million. The cash inflows and outflows during the three years ended 31 December 2005 are described above. There have been no material changes in cash flows thereafter, other than in the normal course of business. In addition, the Group anticipates net proceeds from the Placing and

Open Offer to total £25.5 million. In 2006, Ark anticipates the generation of cash from Kerraboot® product sales and outlicensing deals, potential sales from other wound-care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportion of revenues is expected to come from the products currently in late-stage development, in the event that these products complete the clinical development phase and regulatory marketing approval is pursued and granted, as well as from further out-licensing agreements. The timing and amounts of product sales and the timing of any further regulatory marketing approvals cannot, however, be accurately predicted.

The Group currently anticipates that its existing cash and cash equivalents and the net proceeds from the Placing and Open Offer will be used to fund the continued development of its lead product candidates, investment in manufacturing capacity, the commercial launch of, and subsequent sales and marketing costs of other products as they receive marketing approval, other research and development activities and other general corporate purposes, including capital expenditures and working capital.

Ark's treasury policy as described in the Group's 2005 annual report and audited consolidated accounts on page 12, stipulates an investment policy governing the investment of the Group's cash resources, under which the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that these resources remain available to fund the Group's operations while still seeking to maximise returns. All money market investments are in pounds sterling. All cash/cash equivalents held are in pounds sterling, except for cash held by the Finnish subsidiary which is in euros and as at 31 March 2006 this totalled €675,000 (unaudited).

As the borrowings are not material, and as the amount of interest payable is small, it is not appropriate to provide information on ratios, such as interest cover and debt/equity ratios. The existing long-term capital resources and funding structure have arisen from cash raised through equity.

There are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

The Group's borrowings are at variable rates – full details of all borrowing are given on page 45 of the Group's report and audited consolidated accounts for the year ended 31 December 2005. There is no seasonality of borrowings. There are no bank borrowings or covenants.

Capitalisation and indebtedness

Set out below is a statement of capitalisation and indebtedness in relation to the Group. The financial information has been extracted from the unaudited management accounts of the Group as at 31 March 2006 and the audited results for the year ended 31 December 2005 under IFRS.

The Shareholders' equity section is required to be sourced from the 2005 audited financial information – hence there is no other data in the 2005 column.

	Note	*As at 31 March 2006 £000 (unaudited management accounts)*	*As at 31 December 2005 £000 (IFRS audited)*
Total current debt			
– Unguaranteed/unsecured		46	—
		46	—
Total non-current debt (excluding current portion of long-term debt)			
– Guaranteed		0	—
– Secured	1	252	—
– Unguaranteed/unsecured		156	—
		408	—
Shareholders' equity			
– Share capital		—	1,275
– Share premium account		—	50,035
– Other reserves		—	36,989
		—	88,299
Total		454	88,299
Cash		5,089	—
Cash equivalents		—	—
Money market investments		23,000	—
Liquidity		28,089	—
Current portion of non-current debt		46	—
Current financial debt		46	—
Net cash before non-current items		28,043	—
Non-current loans		408	—
Non-current financial indebtedness		408	—
Net cash		27,635	—

Note:

1) Ark Oy has pledged floating charges of €370,000 as a security for the Finnvera 2002 loan to Ark Oy. Details of that and of all other loans can be found on page 45 of the Group's annual report and audited consolidated accounts for the year ended 31 December 2005.

There are no indirect or contingent forms of indebtedness as at 31 March 2006. There has been no material change in indebtedness as at 31 March 2006, the date of the latest available unaudited financial information of the Group, compared with 31 December 2005. There has been no material change in capitalisation since 31 December 2005.

The Directors have made a statement regarding the sufficiency of working capital in Part 7 of this prospectus.

PRO FORMA FINANCIAL INFORMATION

Unaudited IFRS pro forma financial information

The unaudited IFRS pro forma statement of net assets of Ark set out below has been prepared to illustrate the effect of the Placing and Open Offer on Ark's net assets as if it had taken place on 31 December 2005. This unaudited pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect Ark's actual financial position or results.

This unaudited pro forma statement of net assets has been prepared on the basis set out in the notes below and is based on the audited balance sheet of Ark at 31 December 2005.

	As at 31 December 2005 (Note 1) (audited) £'000	*Adjustment for Placing and Open Offer (Note 2) (unaudited) £'000*	*Pro forma as at 31 December 2005 (unaudited) £'000*
Non-current assets			
Goodwill	1,306	—	1,306
Other intangible assets	75	—	75
Property, plant and equipment	1,327	—	1,327
Current assets			
Inventories	251	—	251
Trade and other equivalents	2,803	—	2,803
Money market investments	28,000	—	28,000
Cash and cash equivalents	6,290	25,483	31,773
Total assets	40,052	25,483	65,535
Non-current liabilities			
Loans	433	—	433
Current liabilities			
Trade and other payables	5,168	—	5,168
Loans	46	—	46
Total liabilities	5,647	—	5,647
Net assets	34,405	25,483	59,888

NOTES TO THE PRO FORMA STATEMENT OF NET ASSETS

1. Basis of preparation

The financial information has been prepared under the historical cost convention in a manner consistent with the accounting policies adopted by Ark in its financial statements for the year ended 31 December 2005.

Ark financial information

The financial information in respect of Ark has been extracted from the audited consolidated balance sheet of Ark as at 31 December 2005 prepared under IFRS.

2. Adjustment to the pro forma statement of net assets

An adjustment to the financial information of Ark has been made within the pro forma statement of net assets to reflect assumed fundraising proceeds of £25.5 million net of expenses.

No account has been taken of trading results of Ark since the balance sheet date.

Deloitte.

The Board of Directors
Ark Therapeutics Group plc
3rd Floor
79 New Cavendish Street
London
W1W 6XB

Piper Jaffray Ltd.
1st Floor, Phoenix House
18 King William Street
London
EC4N 7US

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ

27 April 2006

Dear Sirs,

Ark Therapeutics Group plc (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part 6 of the prospectus dated 27 April 2006 (the "Prospectus"), which has been prepared on the basis described in note 1 thereto, for illustrative purposes only, to provide information about how the proposed placing and open offer of the shares of the Company on the Official List of the UK Listing Authority might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2005. This report is required by Annex II item 7 in Appendix 3 to the Prospectus Rules as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 in Appendix 3 to the Prospectus Rules.

It is our responsibility to form an opinion, as required by Annex II item 7 in Appendix 3 to the Prospectus Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 in Appendix 3 to the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART 7

ADDITIONAL INFORMATION

1. Responsibility

1.1 The Company and its Directors (whose names appear on page 10 of this document) accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

1.2 For the purposes of Prospectus Rule 5.5.3R(2)(f) Deloitte & Touche LLP, whose registered address is at Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR is responsible for its report set out in Part 6 of this document as part of the Prospectus and declares that it has taken all reasonable care to ensure that the information contained in its report is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

2. Incorporation

2.1 The Company was incorporated and registered in England and Wales on 31 October 2001 with registered number 4313987 under the Act as a public limited company under the name Firstjasper public limited company. On 1 February 2002 the Company changed its name to Ark Therapeutics Group plc. On 15 August 2002 the Company re-registered as a private limited company and on 25 February 2004 the Company re-registered as a public limited company. The principal legislation under which the Company operates, and under which the New Ordinary Shares will be created, is the Act as amended by the Companies Act 1989.

2.2 The registered office and the principal place of business in the United Kingdom of the Company is at 79 New Cavendish Street, London W1W 6XB (telephone number 020 7388 7722 or, if dialling from outside the United Kingdom, +44 (0) 20 7388 7722).

3. Share Capital

3.1 On 1 January 2003 (being the date of commencement of the period for which historical information on the Company has been provided in this document by incorporation), the authorised share capital of the Company was £1,050,000 divided into 4,975,210,397 ordinary shares of 0.02 pence each, 15,032,846 'A' ordinary shares of 0.02 pence each, 9,756,757 'B' ordinary shares of 0.02 pence each and 50,000 non-voting redeemable preference shares of £1 each ("Preference Shares"), of which 13,968,498 ordinary shares, 15,032,846 'A' ordinary shares, 9,756,757 'B' ordinary shares and 50,000 Preference Shares were issued and fully paid.

3.2 Since 1 January 2003 there have been the following changes in the authorised and issued share capital of the Company:

(a) by an ordinary resolution passed on 16 January 2004, 1,250,000 authorised but unissued ordinary shares were reclassified as 'C' ordinary shares of 0.02 pence each and 250,000 authorised but unissued ordinary shares were reclassified as 'D' ordinary shares of 0.02 pence each;

(b) on 12 February 2004, 175,000 ordinary shares of 0.02 pence each were issued, credited as fully paid;

(c) on 26 February 2004, 1,500,000 management shares (comprising 1,250,000 'C' ordinary shares and 250,000 'D' ordinary shares) of 0.02 pence each (the "Management Shares") were issued, credited as fully paid;

(d) on 3 March 2004, pursuant to a special resolution passed on 24 February 2004, and in connection with the IPO:

(i) each 'A' ordinary share of 0.02 pence was converted into one ordinary share of 0.02 pence each, and each 'B' ordinary share of 0.02 pence was converted into 1.184 ordinary shares of 0.02 pence;

(ii) ordinary shares of 0.02 pence were allotted credited as fully paid to shareholders on the register of members of the Company immediately prior to the IPO on the basis of 99 ordinary shares of 0.02 pence for every one ordinary share of 0.02 pence held by such shareholders;

(iii) the ordinary shares of 0.02 pence each were consolidated into Ordinary Shares of 1 pence each, on the basis of one Ordinary Share of 1 pence each for every 50 ordinary shares of 0.02 pence each;

(iv) the Management Shares and Preference Shares were redeemed by the Company and the holders of the Management Shares were issued in aggregate 3,350,304 Ordinary Shares of 1 pence each; and

(v) the authorised share capital was increased to £2,000,000 by the creation of an additional 100,030,000 Ordinary Shares of 1 pence each;

(e) on 8 March 2004 41,413,996 Ordinary Shares of 1 pence each were issued to investors in the IPO;

(f) since the IPO, the following shares have been issued, credited as fully paid, pursuant to the exercise of share options:

Date	*Number of Ordinary Shares*
6 April 2004	25,000
4 May 2004	85,000
4 October 2004	2,750
7 January 2005	22,000
18 January 2005	16,250
28 January 2005	12,500
3 February 2005	25,000
16 March 2005	20,000
23 March 2005	20,000
24 March 2005	25,000
14 April 2005	21,816
26 April 2005	16,666
27 April 2005	2,000
3 May 2005	11,250
20 May 2005	120,000
22 June 2005	500,000
23 June 2005	14,600
6 July 2005	8,750
8 July 2005	60,000
14 July 2005	128,634
21 July 2005	13,500
26 September 2005	3,750
19 October 2005	3,500
21 October 2005	9,000
11 November 2005	38,000
14 November 2005	2,750
30 November 2005	33,099
19 December 2005	6,250
21 December 2005	25,000
30 January 2006	5,000

3.3 The Placing and Open Offer will result in the issue of 31,874,514 New Ordinary Shares, leading to an increase in Ark's issued ordinary share capital of £318,745.14. The following table shows the authorised and issued and fully paid ordinary share capital of the Company (i) as at 26 April 2006 (being the latest practicable date prior to the publication of this document) and (ii) as it is expected to be immediately following Admission.

		Authorised		*Issued and fully paid*	
		Number	*£*	*Number*	*£*
(i)	As at 26 April 2006	200,000,000	2,000,000.00	127,498,059	1,274,980.59
(ii)	Immediately following Admission	200,000,000	2,000,000.00	159,372,573	1,593,725.73

The "Immediately following Admission" figures assume that no further shares are issued by Ark (other than the New Ordinary Shares) and no options are exercised under the Share Option Schemes after 26 April 2006 (being the latest practicable date prior to the publication of this document).

3.4 Pursuant to the Placing and Open Offer, 31,874,514 New Ordinary Shares will, subject to Admission, be issued at a price of 85p per New Ordinary Share. Assuming no Qualifying Shareholders take up their Open Offer Entitlements, this will dilute existing shareholders by 20 per cent.

3.5 Following the Placing and Open Offer, the authorised but unissued share capital will be £406,274.27, of which £154,246.28 is reserved for issue pursuant to the exercise of outstanding options under the Share Option Schemes.

3.6 The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital of the Company except to the extent disapplied by resolution of Shareholders at the Company's Annual General Meeting being held on 27 April 2006.

3.7 Save as disclosed in paragraphs 6 and 7 of this Part 7, neither Ark nor any of its subsidiaries has granted any options over its share capital or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

3.8 Other than pursuant to the Placing and Open Offer and the exercise of options to be granted under the Share Option Schemes, there is no present intention to issue any of the authorised but unissued share capital of the Company.

3.9 The New Ordinary Shares are in registered form and, subject to the provisions of the Regulations, the Directors may permit the holding of Ordinary Shares of any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the Regulations). Where Ordinary Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where Ordinary Shares are held in CREST, the relevant CREST stock account of the registered members will be credited.

3.10 There is not in existence any current mandatory takeover bid in relation to the Company. Were there to be a takeover offer for the Company (as defined in section 428 of the Act), compulsory purchase provisions in the Act would be triggered, subject to, amongst other things, the offeror achieving certain thresholds in terms of acquired shares and subject to serving certain notices within prescribed time limits, which would give the offeror the right to buy out minority shareholders (in accordance with section 429 of the Act). The Act also contains provisions allowing, in certain circumstances, for a right for a minority shareholder to be bought out by an offeror.

4. Summary of the Memorandum and Articles of Association

4.1 The memorandum of association of the Company provides that the Company's principal object is to carry on business as a general commercial company. The objects of the Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 18 of this Part 7.

4.2 The Articles contain provisions, *inter alia*, to the following effect:

(a) **Voting rights in respect of Ordinary Shares**

(i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings of the Company. Save as otherwise provided in the Articles, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

(ii) No member shall be entitled to vote at any general meeting if any call or other sum presently payable by him in respect of shares remains unpaid or if a member has been served by the Directors with a restriction notice in the manner described in paragraph 4.2(b) below.

(b) **Restrictions on Ordinary Shares**

If a member or any person appearing to be interested in shares in the Company has been duly served with a notice pursuant to section 212 of the Act and is in default in supplying to the Company information thereby required within 14 days from the date of service of such notice the Directors may serve on such member or on any such person a notice (a "restriction notice") in respect of the shares in relation to which the default occurred ("Default Shares") and any other shares held at the date of the restriction notice directing that the member shall not be entitled to be present or to vote at any general meeting or class meeting of the Company. Where the Default Shares represent at least 0.25 per cent. in nominal value of the issued shares of the Company of the same class the restriction notice may in addition direct, *inter alia*, that any dividend or other money which would otherwise be payable on the Default Shares shall be retained by the Company without liability to pay interest and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default is interested in any of the shares subject to the transfer or the transfer is an approved transfer. No restrictions will prevent dealings taking place on an open and proper basis.

Any restriction notice shall have effect in accordance with its terms until not more than seven days after the Directors are satisfied that the default in respect of which the restriction notice was issued no longer continues but shall cease to have effect in relation to any shares which are transferred by such member by means of a permitted or approved transfer on receipt by the Company of notice that a transfer as aforesaid has been made. The Company may (at the absolute discretion of the Directors) at any time give notice to the member cancelling, or suspending for a stated period the operation of, a restriction notice in whole or in part.

(c) **Variation of Class Rights**

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the Act and any other act relating to companies (the "Statutes"), be modified, abrogated or varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of sections 369, 370, 376 and 377 of the Act and the provisions of the Articles relating to general meetings shall apply, *mutatis mutandis*, but so that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the relevant class and at an adjourned meeting one person holding shares of the class or his proxy. Any holder of shares of the relevant class present in person or by proxy may demand a poll upon which every holder of shares of that class shall be entitled to one vote for every such share held by him. The rights attached to any class of shares shall, unless otherwise expressly provided by the terms of issue of such shares or by the terms upon which such shares are for the time being held, be deemed not to be modified, abrogated or varied by the creation or issue of further shares ranking *pari passu* therewith.

(d) **Alteration of Capital**

(i) The Company may by ordinary resolution increase its share capital, consolidate all or any of its share capital into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(ii) Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iii) Subject to the provisions of the Statutes and subject to any provisions contained in the Articles from time to time, all unissued shares of the Company are at the disposal of the Directors.

(iv) Subject to the provisions of the Statutes, any shares may be issued on terms that they are redeemed or liable to be redeemed at the option of the Company or the shareholders on the terms and in the manner provided for by the Articles.

(v) Subject to the provisions of the Statutes, the Company may purchase its own shares (including any redeemable shares).

(e) **Transfer of Shares**

(i) Subject to paragraph 4.2(e)(ii) below, the instrument of transfer of a certificated share shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, by or on behalf of the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. All transfers of certificated shares shall be effected by instrument in writing in any usual or common form or any other form which the Directors may approve. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid (whether certificated or uncertificated) provided that where such shares are admitted to the Official List, such discretion may not be exercised in a way which the UK Listing Authority regards as preventing dealings in the shares of the relevant class or classes from taking place on an open and proper basis. The Directors may likewise refuse to register any transfer of a share (whether certificated or uncertificated) in favour of more than four persons jointly. In relation to certificated shares, the Directors may decline to recognise any instrument of transfer unless it is left at the registered office of the Company, accompanied by the relevant certificate and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and unless the instrument is in respect of only one class of share. The registration of transfers may be suspended by the Directors for any period (not exceeding 30 days in any year) except that, in respect of uncertificated shares, the consent of the operator of the relevant system for those shares will first be required.

(ii) Notwithstanding any other provision of the Articles to the contrary, any shares in the Company may be held in uncertificated form and title to shares may be transferred by means of a relevant system (in each case as defined in the Regulations) such as CREST.

(f) **General Meetings**

(i) An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice. The notice shall specify the place, the day and time of meeting and, in the case of any special business, the general nature of that business. A notice calling an annual general meeting shall specify the meeting as such and a notice convening a meeting to pass an extraordinary resolution or a special resolution as the case may be shall specify the intention to propose the resolution as such.

(ii) The accidental omission to give notice of a meeting, or to issue an invitation to appoint a proxy with a notice where required by the Articles, to any person entitled to receive notice, or the non-receipt of notice of a meeting or of an invitation to appoint a proxy by any such person, shall not invalidate the proceedings at that meeting.

(iii) All shareholders present in person or by duly appointed corporate representative, and their duly appointed proxy or proxies shall be entitled to attend all general meetings of the Company.

(g) **Directors**

(i) The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company subject to the provisions of the Articles and the Statutes and to such directions as may be given by the Company in general meeting by special resolution.

(ii) Unless and until the Company in general meeting shall otherwise determine, the number of Directors shall be not more than 12 and not less than four. A Director shall not be required to hold any shares in the capital of the Company. A Director who is not a member shall nevertheless be entitled to receive notice of and attend and speak at all general meetings of the Company and all separate general meetings of the holders of any class of shares in the capital of the Company.

(iii) No Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with the Company either with regard to his tenure of any other office or place of profit or acting in a professional capacity for the Company or as a seller, buyer or otherwise. Subject to the provisions of the Statutes and save as therein provided, no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director or person connected with him is in any way interested, whether directly or indirectly, shall be liable to be avoided, nor shall any Director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit or other benefit realised by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relationship thereby established, but such Director shall declare the nature of his interest in accordance with the Statutes.

(iv) A Director shall (in the absence of a material interest other than an interest indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C) any proposal concerning an offer of shares in or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is, or may be entitled to, participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) any contract, arrangement, transaction or other proposal concerning any other body corporate in which he, or any other person connected with him (within the meaning of section 346 of the Act), is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he or any person connected with him do not hold an interest (within the meaning of sections 198-211 of the Act) in one per cent. or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(E) any contract, arrangement, transaction or other proposal which does not accord him any privilege or benefit not generally accorded to the employees to whom the proposal relates; and

(F) any proposal concerning any insurance which the Company is to purchase and/or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(v) If any question shall arise at any meeting as to the materiality of an interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(vi) Save as provided in the Articles, a Director shall not vote or be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company.

(vii) The Directors shall be paid out of the funds of the Company by way of fees for their services as Directors such sums (if any) as the Directors may from time to time determine (not exceeding in the aggregate an annual sum (excluding amounts payable under any other provision of the Articles) of £300,000 or such larger amount as the Company may by ordinary resolution determine). Such remuneration shall be divided between the Directors as they shall agree or, failing agreement, equally. Such remuneration shall be deemed to accrue from day to day.

(viii) Subject to the provisions of the Statutes, the Directors, or any committee authorised by the Directors, may from time to time appoint one or more of their body to the office of managing director or to hold such executive office as they may decide for such period and on such terms as they think fit, and may revoke such appointment. The salary or remuneration of any such executive director shall, subject as provided in any contract, be such as the Directors may from time to time determine, and may either be a fixed sum of money, or may altogether or in part be governed by the business done or profits made, and may include the making of provisions for the payment to him, his widow or other dependants, of a pension on retirement from the office or employment to which he is appointed and for the participation in pension and life assurance and other benefits.

(ix) The Directors may entrust to and confer upon a managing director or any such executive director any of the powers and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and discretions and may from time to time revoke, withdraw, alter or vary all or any of such powers or discretions.

(x) Any Director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of the Company, or who otherwise performs services which, in the opinion of the Directors or any committee authorised by the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the Directors may determine.

(xi) The Directors may be paid all reasonable travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

(xii) A Director may be or continue as or become a director or other officer, servant or member of, or otherwise interested in, any body corporate promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received or receivable by him as a director or other officer, servant or member of, or from his interest in, such other body corporate. Subject to the provisions of the Act, a Director may hold any other office or place of profit under the Company, except that of auditor, in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors may arrange. Such remuneration shall be in addition to any remuneration otherwise provided by the Articles.

(xiii) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, such proposals may be divided and considered in relation to each Director

separately and in such cases each of the Directors concerned (subject to the Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(xiv) Section 293 of the Act (which regulates the appointment and continuation in office of Directors who have attained the age of 70) shall apply to the Company.

(xv) Each Director shall have the power at any time to appoint as an alternate Director either (A) another Director or (B) any other person approved for that purpose by a resolution of the Directors, and, at any time, to terminate such appointment and such appointment requires the approval of at least three quarters of all the Directors.

(xvi) One third of the Directors shall retire from office at each general meeting of the Company, so that each Director shall retire at every third Board meeting from his last appointment. A retiring Director shall be eligible for re-election.

(xvii) Without prejudice to the provisions of the Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was its parent undertaking or subsidiary undertaking or another subsidiary undertaking of any such parent undertaking (together "Group Companies") or otherwise associated with the Company or any Group Company or in which the Company or any such other Group Company has any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, or who are or were at any time trustees of, or directors of trustees of, any pension, superannuation or similar fund, employees' trust or scheme or any employees' share scheme or other scheme or arrangement in which any of the Company or any such other body is interested, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liability suffered or incurred by such person in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body, fund, trust, scheme or arrangement.

(xviii) The Directors or any committee authorised by the Directors may exercise all the powers of the Company to give or award pensions, annuities, gratuities or other retirement superannuation, death or disability allowance or benefits to, *inter alia*, any Directors, ex-directors, employees or ex-employees of the Company or of any subsidiary undertaking or parent undertaking of the Company or to the wives, widows, children, other relations and dependants of any such person and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of any such persons.

(h) **Borrowing Powers**

(i) The Directors may, save as the Articles otherwise provide, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Statutes and the Articles, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(ii) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all monies borrowed by the Company and any subsidiary undertakings for the time being (in this paragraph, the "Group") and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed a sum equal to £10,000,000.

(i) **Dividends and Distributions on Liquidation to Shareholders**

(i) The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

(ii) The Directors may pay such interim dividends as they think fit and may pay the fixed dividends payable on any shares of the Company half-yearly or otherwise on fixed dates.

(iii) No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of the Statutes.

(iv) On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes, divide amongst the members in specie or in kind the whole or any part of the assets of the Company and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out.

(v) The Directors may, with the sanction of an ordinary resolution of the Company in general meeting, offer the holders of Ordinary Shares the right to elect to receive New Ordinary Shares credited as fully paid instead of cash in respect of the whole or part of any dividend.

(vi) Any dividend unclaimed for a period of 12 years after it became due for payment shall be forfeited and shall revert to the Company.

4.3 An amendment to the Act, which came in to force on 6 April 2005, permits companies to indemnify their directors against liabilities (including against legal costs) to a greater extent than was previously possible. At the Company's annual general meeting being held on 27 April 2006 a resolution was passed by Shareholders proposing an amendment to the Articles giving the Board power to indemnify the Directors and Company officers to the extent permitted by the Act (as amended).

5. Employees

The following table sets out the average number of people (full time equivalents) employed by the Group in each of the last three financial years:

	Financial year ended 31 December		
	2003 (audited)	*2004 (audited)*	*2005 (audited)*
Finance and administration	8	15	24
Development	8	10	11
Manufacturing	19	34	47
Research	16	21	28
Sales and marketing	—	6	12
Total	51	86	122

6. Company's Share Option Schemes and LTIP

Options over Ordinary Shares have been granted to date under eight share option plans:

- the Ark Therapeutics Limited 2001 Enterprise Management Incentive Share Option Plan (the "2001 EMI Plan"),
- the Ark Therapeutics Group Limited 2003 Enterprise Management Incentive Share Option Plan (the "2003 EMI Plan", together with the 2001 EMI Plan, the "EMI Plans"),
- the Ark Therapeutics Limited Share Option Plan (the "Old Executive Plan"),
- the Ark Therapeutics Group Unapproved Share Option Plan (the "Unapproved Executive Plan"),

- the Ark Therapeutics Group Approved Share Option Plan (the "Approved Executive Plan"),
- the Non-executive Director Share Participation Plan (the "NED Plan"),
- the Ark Therapeutics Group Consultancy Share Option Plan (the "Consultants' Plan"), and
- the Ark Therapeutics Group 2005 Long Term Incentive Plan ("LTIP").

No further grants will be made under the Old Executive Plan or the 2001 EMI Plan.

Employees and executive Directors are eligible to participate in the Unapproved Executive Plan and the Approved Executive Plan. Employees and executive Directors may also receive further options under the 2003 EMI Plan although immediately following the IPO (which occurred in March 2004) the Company ceased to be a qualifying company for the purposes of schedule 5 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"). Further options under the 2003 EMI Plan may be granted if the Company regains its qualifying status.

Non-executive Directors are granted options by separate agreement and details are set out in paragraph 6.4 below.

All outstanding options are over Ordinary Shares (with the exception of those highlighted in paragraph 6.2 below) and any Ordinary Shares issued or transferred in satisfaction of any option shall rank *pari passu* with the then existing issued Ordinary Shares. Benefits under any of the Share Option Plans or options detailed below are not pensionable.

6.1 The EMI Plans

Options granted under the EMI Plans are subject to the following terms:

(a) *Administration*

Options qualify for tax-favoured treatment pursuant to Schedule 5 of ITEPA. Responsibility for the operation of the EMI Plans is delegated by the Board to a duly appointed committee of the Board (the "Committee").

(b) *Eligible Employees*

Only full-time Directors and employees whose committed time amounts to at least 25 hours per week (or if less than 25 hours per week, not less than 75 per cent. of his working time) qualify for options under the EMI Plans.

(c) *Grant of Options*

Options under the 2003 EMI Plan will only be granted during the period of 42 days following the preliminary announcement of the annual or half-yearly results of the Company for the financial period, or at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option.

(d) *Individual Limit*

The Committee may grant options under the 2003 EMI Plan to an eligible employee over such number of Ordinary Shares as it determines, subject to a limit of £100,000 per individual and an overall limit of £3,000,000. No option may be granted under the 2003 EMI Plan if, as a result, the aggregate market value of Ordinary Shares subject to options granted under all employees' share plans adopted by the Company to that participant during that financial year would exceed twice basic salary, although this limit may be exceeded in exceptional circumstances.

(e) *Company Limit*

No option over Ordinary Shares may be granted on any date if, as a result, the total nominal value of Ordinary Shares issued or issuable pursuant to options granted after the IPO under the 2003 EMI Plan, when aggregated with Ordinary Shares issued or issuable pursuant to options and other rights granted after the IPO under all employees' share plans adopted by the Company, would exceed ten per cent. of the issued ordinary share capital of the Company.

(f) *Exercise Price*

The exercise price shall be determined by the Committee, and will not be less than the higher of the market value of an Ordinary Share at the date of grant, as determined from the Daily Official List of the London Stock Exchange, and the nominal value of an Ordinary Share.

(g) *Exercise of Options*

Options granted prior to the IPO under the EMI Plans vest and become exercisable in equal annual tranches over periods of either three or four years beginning on the first anniversary of grant.

In normal circumstances, options will remain exercisable until the tenth anniversary of the date of grant.

Options will become exercisable in full in the event of the participant's death, his suffering injury or disability, retirement or redundancy. On the transfer out of the Group of the participant's employing company or business or on his leaving in any other circumstances, unvested options are exercisable at the absolute discretion of the Board. Options will generally lapse if participants cease to be employed by the Company by reason of dismissal or voluntary resignation. Options may also be exercised on the occurrence of certain "disqualifying events", within the meaning of Schedule 5 of ITEPA, at the discretion of the Board. In the event of a takeover of the Company, options may be exercised to the extent vested (subject to the Board's discretion to accelerate vesting) or released in exchange for equivalent options over the acquiring company.

Participants granted options under the EMI Plans have agreed to pay any secondary employers' national insurance which may arise on an exercise in circumstances where tax relief is not available.

Any further options granted under the 2003 EMI Plan will be granted subject to exercise terms and conditions which the Committee considers to be appropriate in the context of best practice for a listed company.

(h) *Variation of Share Capital*

On any variation of the ordinary share capital of the Company by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Board may make such adjustments as it considers appropriate to the exercise price and/or the number of Ordinary Shares comprised in an option.

(i) *Amendments*

The rules of the EMI Plans may be modified by the Board. The Board shall ensure that no amendment to the EMI Plans to the material advantage of participants shall be made without the prior approval of Shareholders in general meeting. No amendment may be made if such amendment would abrogate or adversely alter any of the existing rights of a participant, without the prior consent of that participant.

6.2 Options granted prior to the IPO under the Old Executive Plan and the Unapproved Executive Plan

Options granted under the Old Executive Plan were originally granted over shares in Ark Therapeutics Limited. The majority of these were rolled over into options over Ordinary Shares as part of a pre-IPO reorganisation but non-UK residents and consultants for whom rollover may have had adverse tax effects kept options over Ark Therapeutics Limited ordinary shares. Where such individuals have elected to keep options over shares in Ark Therapeutics Limited, the Company has agreed to exchange shares in Ark Therapeutics Limited for Ordinary Shares in the Company on a one-for-one basis following exercise. Options granted to date under the Old Executive Plan and the Unapproved Executive Plan, are subject to the following key terms:

(a) *Participants*

Options have been granted to employees and Directors of the Company and options have also been granted to consultants.

(b) *Exercise Price*

Options have been granted subject to exercise prices ranging from £0.30 to £0.74 per share.

(c) *Exercise*

Options vest and become exercisable in equal annual tranches over a period of three or four years beginning on the first anniversary of grant.

In the case of options granted by separate deed (as shown in paragraph 7.1(b)), such options vested fully on the IPO, and in the case of 590,000 options granted to executive Directors in February 2004 such options vested in full on the second anniversary of the IPO.

In normal circumstances, options will remain exercisable until the tenth anniversary of the date of grant.

Options will become exercisable in full in the event of the participant's death, his suffering injury, disability, retirement or redundancy. On the transfer out of the Group of the participant's employing company or business or on his leaving in any other circumstances, unvested options are exercisable at the absolute discretion of the Board. Options will generally lapse if participants cease to be employed by the Company by reason of dismissal or voluntary resignation. In the event of a takeover of the Company, options may be exercised to the extent vested (subject to the Board's discretion to accelerate vesting) or released in exchange for equivalent options over the acquiring company.

UK participants granted options on or after 23 May 2001 have agreed to pay any secondary employer's national insurance which may arise on exercise.

(d) *Variation of share capital*

On any variation of the ordinary share capital of the Company by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Board may make such adjustments as it considers appropriate to the exercise price and/or the number of Ordinary Shares comprised in an option.

(e) *Amendments*

The Board has a wide power of amendment under the plans, but shall ensure that amendments to the material advantage of participants shall be made only with the prior approval of Shareholders in general meeting.

6.3 The Approved Executive Plan and the Unapproved Executive Plan (together the "Executive Option Plans")

The Executive Option Plans are subject to the same key terms, except as highlighted below.

The Executive Option Plans are administered and operated by the Remuneration Committee (the "Committee") of the Company.

(a) *Eligible Employees*

Options over Ordinary Shares may be granted at the discretion of the Committee to any employee (including an executive Director) of any member of the Group who devotes substantially the whole of his working time to the Group and in the case of a Director not less than 25 hours per week.

(b) *Grant*

Options under the Executive Option Plans may be granted at any time and from time to time in the discretion of the Board.

(c) *Individual Limits*

Under the Approved Executive Plan no option may be granted to any individual at any time if, as a result the aggregate market value of Ordinary Shares issuable pursuant to options and other rights granted to him under the Approved Executive Plan would exceed £30,000 or, when aggregated with options which remain outstanding under the EMI Plans, would exceed £100,000.

No option may be granted under either of the Executive Option Plans if, as a result, the aggregate market value of Ordinary Shares subject to options granted under all employees' share plans adopted by the Company to that participant during that financial year would exceed twice his basic salary, although this limit may be exceeded in exceptional circumstances.

(d) *Overall Limits*

No options to subscribe for Ordinary Shares shall be granted on any date if, as a result, the total nominal value of Ordinary Shares issued or issuable pursuant to options or other rights granted during the previous ten years but after the IPO under the Executive Option Plans and all other employees' share plans established by the Company would exceed ten per cent. of the issued ordinary share capital of the Company from time to time.

(e) *Exercise Price*

The exercise price of an option shall be determined by the Board, and shall not be less than the higher of the market value of an Ordinary Share at the date of grant, (the market value being its middle market quotation (as derived from the Daily Official List of the London Stock

Exchange) on the last Dealing Day before the date of grant or, if the Board so decides, the average of the middle market quotations (as so derived) for the three Dealing Days immediately preceding the date of grant) and the nominal value of an Ordinary Share.

(f) *Exercise and Lapse of Options*

Options will not normally be exercisable prior to the third anniversary of grant and the extent of exercise will be conditional on the achievement of appropriate objective performance conditions determined at grant by the Committee having regard to best practice and the interests of the Company. In the case of Directors and Senior Managers, objective conditions will relate to overall group financial performance and in the case of other employees may relate to relevant departmental milestones. In normal circumstances, options may be exercised, to the extent vested, until the tenth anniversary of the date of grant.

Options will become exercisable in full in the event of the participant's death, his suffering injury or disability or retirement. On the transfer out of the Group of the participant's employing company or business or on his leaving in any other circumstances, unvested options are exercisable at the absolute discretion of the Board. Options will generally lapse if participants cease to be employed by the Group by reason of dismissal or voluntary resignation. In the event of a takeover of the Company, options may be exercised early to the extent that the performance condition (adjusted by the Committee to reflect the extent to which the performance period remains unexpired) is met or released in exchange for equivalent options over the acquiring company.

(g) *Alterations of Share Capital*

In the event of any variation in the ordinary share capital of the Company, such adjustments to the number of Ordinary Shares subject to options and the exercise price may be made as are fair and reasonable subject in the case of the Approved Executive Plan only to the agreement of the Inland Revenue.

(h) *Voting, Dividend and Other Rights*

Until options are exercised, participants have no voting or other rights in respect of the Ordinary Shares subject to their options. Options are not assignable or transferable and benefits obtained under the Executive Option Plans are not pensionable.

Shares issued pursuant to the Executive Option Plans shall rank *pari passu* in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the option.

(i) *Administration and Amendment*

The Executive Option Plans are administered by the Committee and may be amended by resolution provided that no amendment may be made which would disadvantage participants without their consent. The consent of Shareholders in general meeting will be sought for changes to the material benefit of participants.

At any time at which the Approved Executive Plan remains Inland Revenue-approved, no amendment shall have effect to any key feature of the plan without the prior consent of the Inland Revenue.

(j) *Termination*

The Executive Option Plans may be terminated at any time by resolution of the Board or of the Company in general meeting but in any event the Unapproved Executive Plan will terminate on 17 April 2012 and the Approved Plan will terminate on the tenth anniversary following the plan's approval by the Inland Revenue, 10 March 2015. Termination shall not affect the outstanding rights of participants.

6.4 Options granted to Non-executive Directors

Details of options granted to Dennis Turner, Sir Mark Richmond, Peter Keen and Dr Wolfgang Plischke prior to the IPO (including vesting terms) are set out in paragraph 7.1(b). Since the IPO, the only other options granted to Non-executive Directors were those awarded to David Prince in May 2004, and to Dr Bruce Carter in July 2005 as part of their appointment packages. Going forward, the Company does not intend to grant further share options to existing Non-executive Directors under the NED Plan, but may determine that it needs to grant share options under the NED Plan as part

of the appointment package of further suitably qualified and experienced Non-executive Directors where the Company is advised that such options are necessary to secure their appointment.

Since the IPO, Professor Seppo-Ylä-Herrtuala has been awarded options under the Consultants' Plan in respect of his services to the Company as a consultant.

The non-executive Directors are not eligible to participate in the Executive Option Plans and options are granted to them under separate agreement on terms summarised below.

Options will become exercisable to the extent vested, which is dependent only on the Non-executive Director remaining with the Company. Options will vest as to one third annually on the first, second and third anniversary of grant provided the Director has remained with the Company. Any element of an unvested option will lapse on the Director ceasing to hold office with the Company on the same terms as options granted under the Executive Option Plans.

In the event of a takeover or change of control of the Company options will only be exercisable to the extent vested.

The exercise price payable for the acquisition of shares on exercise of an option is determined by the Board and will not normally be less than the market value of the Company's shares on the date of grant.

With respect to the timing of grants, overall limits, alterations in share capital, voting, dividends and other rights and amendments, options granted to Non-executive Directors are subject to the same terms as options granted under the Executive Option Plans.

6.5 The Ark Therapeutics Group 2005 Long Term Incentive Plan

Awards have also been made under the Ark Therapeutics Group 2005 Long Term Incentive Plan (**"LTIP"**).

(a) The Remuneration Committee is responsible for the administration of the LTIP and the recommendation of awards. The LTIP is discretionary and shall only operate in those years that the Remuneration Committee determines, although it is currently expected that awards will be granted annually.

(b) Awards take the form of options with a nil, or nominal, exercise price and may be granted over newly issued shares, treasury shares and shares purchased in the market in conjunction with an employee benefit trust established by the Company. No payment is required for the grant of an award. Awards are not transferable (other than on death) without the consent of the Remuneration Committee.

(c) Awards may be granted at any time and from time to time in the discretion of the Board. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors. No awards may be granted later than 28 April 2015 (being ten years after the approval by shareholders of the LTIP).

(d) In any ten year period not more than ten per cent. of the issued ordinary share capital of the Company from time to time may be issued or issuable pursuant to rights acquired under the LTIP and any other employees' share plans operated by the Company. These limits include shares subscribed by the trustee of an employee benefit trust to satisfy rights granted under any employees' share plans adopted by the Company and shares transferred from treasury but do not include awards or other rights to acquire shares which lapse or have been released or were granted prior to the IPO.

(e) Any employee of the Group, as well as any executive Director who is more than six months from retirement and who is required to devote substantially all of his time to the business of the Group is eligible to participate in the LTIP at the Remuneration Committee's discretion. However, participation is currently intended to be offered to senior employees only.

(f) No employee may be granted an award under the LTIP in any financial year over shares worth more than 100 per cent. of his/her annual salary, with an aggregate limit of 200 per cent. of annual salary under the LTIP and any other discretionary share plan operated by the Company during the financial year, unless the Remuneration Committee determines that exceptional circumstances exist which justify exceeding these limits.

(g) The vesting of awards is subject to the achievement of performance conditions selected by the Remuneration Committee. Initial awards under the LTIP are subject to conditions that relate to the Company's total shareholder return (TSR) relative to companies within the comparator

group of companies in the UK biotech and pharmaceutical sectors over the three year period from the date of grant. In addition to the achievement of the TSR target, the Remuneration Committee must satisfy itself that the overall financial performance of the Company has been strengthened from a cash management and investment perspective. Based on the assessment of the underlying financial performance of the Company, the Remuneration Committee has the discretion to adjust the amount of the award that vests by plus or minus up to 20 per cent., save that the total award cannot exceed 100 per cent. of the original award. The Remuneration Committee will regularly review the performance conditions for future awards to ensure they are appropriate for the Company and the prevailing market conditions.

(h) Subject to the satisfaction of the performance conditions, awards will normally vest and become capable of exercise on the third anniversary of grant of the award. Thereafter, subject to the participant discharging any relevant tax liability, the option may be exercised at any time in part or in full before the tenth anniversary of the date of grant of the award.

(i) Shares allotted or transferred under the LTIP shall rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). The Company will apply for the listing of any new shares allotted under the LTIP.

(j) The Remuneration Committee may grant awards to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws.

(k) If a participant dies, an appropriate proportion of the shares subject to the award will vest and become capable of exercise within a period of 12 months following death. If a participant leaves employment by reason of injury, disability, redundancy, the sale to a third party of the business for which he/she works or retirement, an appropriate proportion of the shares subject to the award may vest and become capable of exercise within six months of cessation. In all such circumstances, the Remuneration Committee has the discretion to waive the performance conditions in full or in part. If a participant ceases to be an employee of a Group company for any other reason, his/her award will normally lapse unless and to the extent the Remuneration Committee decides otherwise.

(l) In the event of a takeover, reconstruction or winding up of the Company, an appropriate proportion of an award may vest and become capable of exercise depending on the time which has elapsed between the grant of that award and the change of control and to the extent to which the applicable performance conditions have been satisfied. Awards may vest and become capable of exercise within six months of the change of control (or such earlier date as may be specified).

(m) In the event of any variation of share capital, demerger or other corporate event, the Remuneration Committee may make such adjustments as it considers appropriate to the performance conditions and/or the number of shares subject to awards.

(n) The LTIP may at any time be altered by the Remuneration Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the LTIP, terms of vesting and adjustment of awards which are to the advantage of participants must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and made to benefit the administration of the LTIP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

7. Directors' and others' interests

7.1 As at 26 April 2006 (being the latest practicable date prior to the publication of this document), (a) the interests of the Directors and the Senior Managers and persons connected (within the meaning of section 346 of the Act) with them in the share capital of the Company (all of which are beneficial unless otherwise stated), notified to the Company in the case of the Directors pursuant to section 324 or 328 of the Act and by each Director or Senior Manager or person connected to the extent that they are also directors of subsidiaries of the Company, or which in the case of a Director are required to be entered in the register of Directors' interests maintained under section 325 of the Act or which are interests of persons connected with the Directors or the Senior Managers which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or, in the case of a Director, entered

in the register of Directors' interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors and (b) the number of Ordinary Shares held under option by the Directors and Senior Managers under the Share Option Schemes (before any adjustment as a consequence of the Placing and Open Offer) were, and are expected to be immediately following Admission, as follows:

(a) ***Ordinary Shares***

Director/Senior Managers	*Number of Ordinary Shares prior to Admission*	*Percentage of existing issued share capital prior to Admission*	*Number of Ordinary Shares following Admission*	*Percentage of issued share capital following Admission*
D Turner	96,002	0.08%	143,002	0.09%
Dr N Parker	2,886,667	2.26%	2,891,373	1.81%
M D Williams	543,398	0.43%	548,104	0.34%
Professor S Ylä-Herttuala	4,152,358	3.26%	4,152,358	2.61%
P S Keen	159,700	0.13%	171,465	0.11%
D Prince	—	0.00%	11,765	0.01%
Sir M H Richmond	—	0.00%	14,118	0.01%

All interests are beneficially held other than that of Mr Keen. His interest is as a joint trustee and sole member of a retirement benefit scheme which is the beneficial owner of the shares.

(b) ***Options over Ordinary Shares***

Name of Director	*Date of grant*	*Number of Ordinary Shares under option*	*Exercise price (pence)*	*Date from which exercisable*	*Expiry date*
Dr B Carter	07/07/2005	150,000	100.81	07/07/2006	**06/07/2015
P S Keen	24/05/2001	120,000	69.00	21/03/2002	23/05/2011
	28/01/2004	150,000	60.50	28/01/2005	** 27/01/2014
Dr N Parker	25/04/2000	260,000†	0.01	08/03/2004	24/04/2010
	25/04/2000	1,008,808†	50.00	08/03/2004	24/04/2010
	24/05/2001	428,000	69.00	24/05/2002	*23/05/2011
	21/03/2002	400,000	74.00	21/03/2003	*20/03/2012
	24/09/2003	350,000	50.00	24/09/2004	*23/09/2013
	28/01/2004	400,000	60.50	28/01/2005	*27/01/2014
	02/02/2004	500,000	60.50	02/02/2005	*01/02/2014
	12/03/2005	600,000	96.25	12/03/2008	***11/03/2015
	04/01/2006	290,000	104.00	04/01/2009	***03/01/2016
Dr W Plischke	28/01/2004	150,000	60.50	28/01/2005	**27/01/2014
D Prince	26/05/2004	150,000	133.00	26/05/2005	**26/05/2014
Sir Mark Richmond	24/05/2001	120,000	69.00	21/03/2002	23/05/2011
	28/01/2004	150,000	60.50	28/01/2005	**27/01/2014
D Turner	06/12/1999	400,000	50.00	27/04/2000	05/12/2009
	25/04/2000	170,000	50.00	21/03/2002	24/04/2010
	24/05/2001	120,000	69.00	21/03/2002	23/05/2011
	28/01/2004	150,000	60.50	28/01/2005	**27/01/2014
M D Williams	06/12/1999	300,000†	30.00	08/03/2004	05/12/2009
	25/04/2000	150,000†	50.00	08/03/2004	24/04/2010
	25/04/2000	150,000	50.00	25/04/2001	*24/04/2010
	24/05/2001	200,000	69.00	24/05/2002	*23/05/2011
	04/04/2002	54,542	74.00	04/04/2003	*03/04/2012

Name of Director	Date of grant	Number of Ordinary Shares under option	Exercise price (pence)	Date from which exercisable	Expiry date
	21/03/2002	145,458	74.00	21/03/2003	*20/03/2012
	24/09/2003	180,000	50.00	24/09/2004	*23/09/2013
	28/01/2004	180,000	60.50	28/01/2005	*27/01/2014
	02/02/2004	90,000	60.50	02/02/2005	*01/02/2014
	12/03/2005	240,000	96.25	12/03/2008	***11/03/2015
	04/01/2006	112,500	104.00	04/01/2009	***03/01/2016
Prof S Ylä-Herttuala	25/04/2000	70,000	50.00	25/04/2001	*24/04/2010
	21/03/2002	60,000	74.00	21/03/2003	*20/03/2012
	24/09/2003	50,000	50.00	24/09/2004	*23/09/2013
	28/01/2004	50,000	60.50	28/01/2005	*27/01/2014
	28/09/2004	99,999	60.00	28/09/2004	31/12/2008
	12/03/2005	50,000	96.25	12/03/2008	***11/03/2015
	04/01/2006	50,000	104.00	04/01/2009	***03/01/2016
		8,299,307			

* Exercisable over four years in equal instalments

** Exercisable over three years in equal instalments

*** Vest, subject to performance conditions, over four years in equal instalments

† Granted by individual deed

The options were granted at nil cost.

Mr Keen holds 120,000 of his options on trust for Merlin General Partner Limited, as general partner of the Merlin Fund L.P.

Included in the preceding table are retained options held by Professor Ylä-Herttuala over shares in Ark Therapeutics Limited, but, under an agreement dated 12 July 2002 between Ark Therapeutics Limited, the Company and Professor Ylä-Herttuala, on any exercise of these options the Ark Therapeutics Limited shares subject to option shall be issued directly to the Company and the Company shall issue the equivalent number of its shares to Professor Ylä-Herttuala.

(c) ***Awards under the LTIP***

Name of Director	Date of award	Number of Ordinary Shares under award	Award vesting date	Expiry date
Dr N Parker	04/01/2006	290,000	04/01/2009	04/01/2016
M Williams	04/01/2006	112,500	04/01/2009	04/01/2016
		402,500		

The awards were granted at nil cost.

7.2 So far as the Company is aware, as at 26 April 2006 (being the latest practicable date prior to the publication of this document), the following persons (other than the Directors and Senior Managers) were, directly or indirectly, interested in 3 per cent. or more of the issued share capital of the Company:

Shareholder	*Number of Ordinary Shares prior to Admission*	*Percentage of existing issued share capital prior to Admission*	*Number of Ordinary Shares following Admission**	*Percentage of issued share capital following Admission**
Lansdowne Partners Ltd	8,928,500	7.00%	8,928,500	5.60%
Nomura International Plc	6,000,000	4.71%	6,000,000	3.78%
Concordia Capital	5,600,000	4.39%	5,600,000	3.51%
Bio Fund Management Oy Ltd	5,450,000	4.27%	3,600,000	2.26%
Gartmore Investment Management Plc	5,266,965	4.13%	5,266,965	3.30%
Merlin Biosciences Ltd	4,632,290	3.63%	4,632,290	2.91%
Hansa Capital Partners LLP	4,100,000	3.22%	4,100,000	2.57%
BankInvest AS	4,000,000	3.14%	4,000,000	2.51%
Techno Venture Management	3,849,000	3.02%	3,099,000	1.94%

Save for the shareholdings of Bio Fund Management Oy Ltd and Techno Venture Management (whose shareholdings following Admission have been adjusted for the number of Sale Shares that each has agreed to sell), the above table assumes that none of the other Shareholders listed above take up any of their Open Offer Entitlements. The Selling Shareholders, Nomura International plc, The Merlin Fund L.P., The Merlin Biosciences Fund L.P., The Merlin Biosciences Fund GbR, P/S BI Biomedicinsk Venture III have entered into irrevocable undertakings not to take up any of their respective Open Offer Entitlements.

Save as set out in this paragraph and in paragraph 7.1, the Company is not aware of any person who is or will immediately following Admission be interested (within the meaning of the Act), directly or indirectly, in 3 per cent. or more of the issued share capital of the Company.

7.3 The Company is not aware of any person who either as at the date of this document or immediately following Admission exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

7.4 None of the major shareholders of the Company set out above has different voting rights from any other holder of Ordinary Shares in respect of any Ordinary Share held by them.

7.5 The following service agreements have been entered into between the Company and the relevant Director:

(a) an agreement dated 2 March 2004 under which Dr Nigel Parker agrees to act as the Chief Executive Officer of the Company. The agreement is terminable upon not less 12 months' notice by the Company or not less than 12 months' notice by Dr Parker. Dr Parker's agreement provides for an annual salary of £310,000, a car allowance of £15,000 per annum, life assurance, permanent health insurance and private medical insurance for himself and his immediate family. Dr Parker is eligible to receive a bonus of up to 40 per cent. of his basic salary. The Company will pay pension contributions of three times Dr Parker's contributions up to a maximum of 17 per cent. of gross salary into Dr Parker's personal pension plan. The service agreement contains a salary in lieu of notice clause; and

(b) an agreement dated 16 February 2004 under which Mr Martyn Williams agrees to act as the Chief Financial Officer of the Company. The agreement is terminable upon not less than 12 months' notice by the Company or not less than six months' notice by Mr Williams. Under the agreement, Mr Williams is entitled to an annual salary of £190,000, a car allowance of £12,500 per annum, life assurance, permanent health and private medical insurance for himself and his immediate family. Mr Williams is eligible to receive a bonus of up to 35 per cent. of, his basic salary. The Company will pay pension contributions of

three times Mr Williams' contributions up to a maximum of 15 per cent. of gross salary into Mr Williams' personal pension plan. The service agreement contains a salary in lieu of notice clause.

7.6 Save as set out in paragraph 7.5 above, there are no existing or proposed service contracts between the Directors and any member of the Group other than contracts expiring or determinable by the employing company without payment of compensation (other than statutory compensation) within one year.

7.7 The following agreements have been entered into between the Company and the relevant Director:

(a) an agreement dated 2 March 2004 under which Professor Seppo Ylä-Herttuala agrees to act as a consultant and a letter of appointment dated 17 February 2004 under which Professor Seppo Ylä Herttuala agrees to act as a Non-executive Director of the Company. The consultancy agreement is terminable upon not less six months' notice by either party and the non-executive agreement is terminable upon not less than three months' notice. Professor Ylä-Herttuala currently receives an annual fee of £62,000 in respect of his consultancy services and £2,000 in respect of his non-executive duties. Under the consultancy agreement he is to provide his services to the Company for up to 60 days per year. The consultancy agreement provides that all intellectual property which is created in the course of his duties under the consultancy agreement will remain the property of the Company;

(b) a letter of appointment dated 5 February 2004 under which Dennis Turner agrees to act as a non-executive Director of the Company. The appointment is for an indefinite term terminable upon not less three months' notice by either party. Dennis Turner currently receives an annual fee of £50,000 in respect of his duties as Chairman;

(c) a letter of appointment dated 2 February 2004 under which Peter Keen agrees to act as a non-executive Director of the Company. The appointment is for an indefinite term terminable by not less than three months' notice by either party. Peter Keen currently receives an annual fee of £20,000 in respect of his non-executive duties;

(d) a letter of appointment dated 2 February 2004 under which Sir Mark Richmond agrees to act as Non-executive Director of the Company. The appointment is for an indefinite term terminable upon not less than three months' notice by either party. Sir Mark Richmond receives an annual fee of £20,000 in respect of his Board duties and an annual fee of £7,500 for chairing the Remuneration Committee and £2,500 for chairing the Nomination Committee;

(e) a letter of appointment dated 2 February 2004 under which Dr Wolfgang Plischke agrees to act as Non-executive Director of the Company. The agreement is for an indefinite term and terminable upon not less than three months' notice by either party. Under the agreement, Dr Wolfgang Plischke receives an annual fee of £20,000 in respect of his non-executive duties;

(f) a letter of appointment dated 16 April 2004 under which David Prince agrees to act as Non-executive Director of the Company. The agreement is for an indefinite term and terminable upon not less than three months' notice by either party. Under the agreement, David Prince receives an annual fee of £20,000 in respect of his non-executive duties and an annual fee of £7,500 for chairing the Audit Committee; and

(g) a letter of appointment dated 24 June 2005 under which Dr Bruce Carter agrees to act as Non-executive Director of the Company. The agreement is for an indefinite term and terminable upon not less than three months' notice by either party. Under the agreement, Dr Bruce Carter receives an annual fee of £20,000 in respect of his non-executive duties.

The Non-executive Directors are eligible for an attendance allowance of £1,100 for attending relevant Board meetings and £550 for attending relevant sub-committee meetings.

7.8 The table below sets out the remuneration and benefits in kind received by each of the Directors throughout the financial year ended 31 December 2005:

Name of Director	*Fees/Basic salary*	*Benefits in kind*	*Annual bonuses*	*Total*
	£	£	£	£
Executive				
Dr N Parker	280,000	13,269	100,000	393,269
M D Williams	180,000	11,014	49,000	240,014
	460,000	24,283	149,000	633,283
Non-Executive				
Dr B Carter	12,636	—	—	12,636
P S Keen	27,500	—	—	27,500
Dr W Plischke	24,500	—	—	24,500
D Prince	35,000	—	—	35,000
Sir Mark Richmond	39,000	—	—	39,000
D Turner	58,000	—	—	58,000
Professor S Ylä-Herttuala	2,000	—	—	2,000
Aggregate emoluments	198,636	—	—	198,636

In addition to the amounts shown above Professor Ylä-Herttuala has earned consultancy fees of £62,000 which were not in respect of his services as a Director.

7.9 The aggregate remuneration and benefits in kind received by the Senior Managers for the financial year ended 31 December 2005 amounted to £690,127.

7.10 No amounts have been set aside or accrued by the Group to provide pension, retirement or similar benefits.

7.11 The Directors and Senior Managers:

(a) are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Director	**Company/Partnership**	**Position still held**
D Turner	Ibex Telecoms, Inc	No
	Central Asia Energy Company	Yes
	Kurasu Development Company	No
	Interseason Limited	Yes
	Anderton Global Energy, Inc.	Yes
	Ibex Card Services Inc.	No
	PERQ/HCI Corp.	No
	International Biotechnology Trust plc	No
	InnerDoorway, LLC	No
	Medmeme LLC	Yes
Dr N Parker	FRH Parker and Son	Yes
	FRH Parker and Son Limited	Yes
	Enstart	Yes
	MW Microwave, Inc.	No
	Teva Pharmaceuticals BV	No
M Williams	None	
Sir Mark Richmond	Cancer Research Campaign Technology Limited	No
	Targeted Genetics Corporation	No
	Paratek Pharmaceuticals, Inc.	Yes
	Phogen Limited	No

Director	Company/Partnership	Position still held
	Cytos Biotechnology AG	Yes
	Genentech Corporation	No
	Cancer Research Ventures Ltd.	No
	OSI Corporation	Yes
	Sosei Co., Ltd	Yes
	Whittington NHS Hospital Trust	No
	UCL Cruciform Limited	No
	Core Group plc	No
	Cyclacel Limited	No
	Axxima GmbH	No
P S Keen	Arakis Limited	No
	Finsbury Emerging Biotechnology Trust plc	Yes
	Merlin Equity Limited	No
	Microscience Limited	No
	Spectrum General Partner Limited	No
	Vectura Limited	No
	Amedis Pharmaceuticals Limited	No
	BioVex Limited	No
	Cyclacel Limited	No
	Intercytex Limited	No
	Merlin Biosciences Limited	No
	PanTherix Limited	No
	ReNeuron Holdings plc	No
	LiDCO Limited	No
	Merlin Ventures Limited	No
	Abcam plc	Yes
	Vision Homes Limited	No
Professor S Ylä-Herttuala	None	
Dr W Plischke	Bayer Healthcare AG	No
	Bayer Plc	No
	Generics Holdings GmbH	Yes
	Bayer Pharmaceuticals Corp.	Yes
	Bayer Yakuhln Limited	No
	Bayer Healthcare Srl, Italy	Yes
	Bayer Medical Ltd, Japan	No
	Bayer AG	Yes
	Bayer Corporation	No
D Prince	PCCW plc	No
	Cable & Wireless plc	No
	Adecco SA	Yes
	SmarTone Telecommunications Holdings Limited	Yes
Dr B Carter	Epigenomics	Yes
	Renovis	Yes
	TB Alliance	Yes
	AVII Biopharma	No
	Zymo Genetics Inc.	Yes
P Higham	None	
Dr D Eckland	Takeda Europe Research and Development Centre Limited	No
N Plummer	Pittalk Limited	Yes
R Shaw	Pharma Process Assurance Services Limited	Yes
	BiOracle Ltd	No
	Integral Pharma Services Ltd	No

(b) have no convictions relating to fraudulent offences within the previous five years;

(c) have not within the previous five years been directors or senior managers of any company at the time of any bankruptcy, receivership or liquidation;

(d) have not within the previous five years received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company; and

(e) have no potential conflicts of interests between their duties to the Company and their private interests or other duties.

8. Selling Shareholders

The following Selling Shareholders have agreed to sell Ordinary Shares as set out in the table below:

Selling Shareholder	*Address*	*Number of existing Ordinary Shares to be sold*	*Relationship with the Company*
Bio Fund Ventures II KY	Mikonkatu 4 FI-00100 Helsinki Finland	1,850,000	Venture capital investor
TVM IV GmbH & Co. KG	Maximilianstr. 35 D-80539 Munich Germany	750,000	Venture capital investor

9. Working Capital

The Company is of the opinion that, taking into account existing cash balances and the net proceeds of the Placing and Open Offer receivable by the Company, the Group has sufficient working capital for its present requirements, that is, for at least 12 months from the date of this document.

10. United Kingdom Taxation

The following statements are intended as a general guide only to current United Kingdom tax legislation and to what is understood to be the current practice of HM Revenue and Customs (the "Inland Revenue") and may not apply to certain classes of Shareholder. They relate only to Shareholders who are resident and, in the case of individuals, ordinarily resident in the United Kingdom for tax purposes (except where otherwise stated) and who hold their Ordinary Shares beneficially as investments. They do not apply to dealers in securities.

Any person who is in any doubt as to his tax position or who is subject to tax in a jurisdiction other than the United Kingdom is strongly recommended to consult his professional advisers immediately.

10.1 Taxation of chargeable gains

(a) ***New Ordinary Shares acquired up to maximum entitlement pursuant to the Open Offer***

As a matter of UK law, the acquisition of New Ordinary Shares by Qualifying Shareholders up to their maximum entitlement may not be regarded as a reorganisation of the share capital of the Company for the purposes of the taxation of chargeable gains. The Inland Revenue's published practice to date has been to treat an open offer as a reorganisation, notwithstanding the strict legal analysis, but it is understood that the Inland Revenue may not apply this practice in circumstances where an open offer is not made to all Shareholders.

If the acquisition of the New Ordinary Shares by Qualifying Shareholders up to their maximum entitlement is regarded as a reorganisation, the New Ordinary Shares and the existing Ordinary Shares in respect of which they are issued will, for the purposes of the taxation of chargeable gains, be treated as the same asset and as having been acquired at the same time as the existing Ordinary Shares. The amount paid for the New Ordinary Shares will be added to the base cost of the Qualifying Shareholder's holding of existing

Ordinary Shares and the aggregated amount will, on a subsequent disposal of any shares comprised in the composite holding of existing Ordinary Shares and New Ordinary Shares, be apportioned between the number of shares disposed of and the number remaining by reference to the market value of Ordinary Shares at the date of disposal.

If, or to the extent that, the acquisition of New Ordinary Shares is not regarded as a reorganisation, the New Ordinary Shares acquired by each Qualifying Shareholder will, for the purposes of the taxation of chargeable gains, be treated as a separate acquisition of New Ordinary Shares.

(b) ***New Ordinary Shares acquired pursuant to the Placing***

The issue of New Ordinary Shares pursuant to the Placing will not be treated as a reorganisation of the share capital of the Company for the purposes of tax on chargeable gains. Accordingly, any such New Ordinary Shares will be treated as a separate holding for the purposes of tax on chargeable gains.

(c) ***Indexation Allowance and Taper Relief***

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs therefore deal separately with Shareholders within the charge to corporation tax and Shareholders within the charge to capital gains tax.

(i) Shareholders within the charge to corporation tax

Shareholders within the charge to United Kingdom corporation tax will, for the purposes of computing gains but not losses, be allowed to claim an indexation allowance in respect of the amounts they have paid for their New Ordinary Shares.

Where the acquisition of New Ordinary Shares is regarded as a reorganisation, the New Ordinary Shares will, as described above, be treated as acquired at the same time as the Qualifying Shareholder's existing Ordinary Shares. For the purposes of computing indexation allowance, however, amounts paid for the New Ordinary Shares will be regarded as incurred on the date when such amounts are paid or fall due for payment.

(ii) Shareholders within the charge to capital gains tax

For Shareholders within the charge to United Kingdom capital gains tax, indexation allowance has been frozen as at April 1998 and such Qualifying Shareholders will not be able to claim an indexation allowance in respect of amounts paid for New Ordinary Shares.

Taper relief now applies instead of indexation from April 1998 and reduces the percentage of any gain that is chargeable to capital gains tax, depending on how long the relevant shares have been held before disposal. Where the acquisition of the New Ordinary Shares is regarded as a reorganisation, the New Ordinary Shares will be treated for these purposes as having been acquired at the same time as the existing Ordinary Shares to which they relate.

10.2 Taxation of dividends

(a) ***Company***

The Company will not be required to withhold tax at source on any dividends it pays to its Shareholders.

(b) ***United Kingdom resident Shareholders***

Individuals resident in the United Kingdom for taxation purposes are generally liable to income tax on the aggregate amount of any dividend received and a tax credit equal to 10 per cent. of the gross dividend (or one-ninth of the cash dividend received). For example, on a cash dividend received of £90, the tax credit would be £10, and an individual would be liable to income tax on £100. The tax credit can be set against the individual Shareholder's total liability to income tax on the cash dividend so that no further income tax is payable in respect of the dividend by UK resident individuals who are not liable to income tax at the higher rate (currently 40 per cent.). UK resident individuals who are subject to tax at the higher rate are subject to tax on dividends at the rate applicable to dividends (currently 32.5 per cent.) but are entitled to offset the 10 per cent. tax credit

against such liability. For example, on a cash dividend received of £90 such a taxpayer would have to pay additional tax of £22.50 (representing 32.5 per cent. of the gross dividend less the 10 per cent. credit or 25 per cent. of the cash dividend received). For this purpose, dividends are treated as the top slice of an individual's income.

United Kingdom resident Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

Subject to certain exceptions for traders in securities and insurance companies, a corporate Shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from the Company.

(c) ***Non-United Kingdom resident Shareholders***

Non-United Kingdom resident Shareholders are not generally entitled to claim repayment of any part of the tax credit from the Revenue, subject to certain specific exemptions. Non-United Kingdom resident Shareholders may also be subject to tax on dividend income under any law to which they are subject outside the UK. Such Shareholders should consult their own tax advisers concerning their tax liabilities on any dividends received from the Company.

10.3 Stamp duty and stamp duty reserve tax ("SDRT")

The statements below summarise the current position and are intended as a general guide only to stamp duty and SDRT. Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to certain categories of person (such as depositories and clearance services) who may be liable to stamp duty or SDRT at a higher rate.

No stamp duty or SDRT will generally be payable on the issue or on the registration of the New Ordinary Shares to be issued pursuant to the Placing or on the acquisition of the New Ordinary Shares under the Open Offer where the New Ordinary Shares are registered in the names of the Qualifying Shareholders taking up their rights under the Open Offer.

A subsequent transfer for value of Ordinary Shares will generally be subject to stamp duty or SDRT. Stamp duty will arise on the execution of an instrument to transfer Ordinary Shares and SDRT will arise on the entry into an agreement to sell New Ordinary Shares.

Stamp duty and SDRT are normally a liability of the purchaser or transferee (although where such purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a buyer).

The amount of stamp duty or SDRT payable on the transfer is generally calculated at the rate of 0.5 per cent. of the consideration paid (with stamp duty rounded up to the nearest £5). A liability to SDRT will be cancelled and any SDRT already paid will be repaid, generally with interest, where an instrument of transfer is executed and stamp duty is paid on that instrument within six years of the date on which the liability to SDRT arises.

Paperless transfers of New Ordinary Shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. SDRT on relevant transactions is generally settled within the CREST system. Deposits of shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

11. Placing Agreement

The Company, Piper Jaffray and Credit Suisse have entered into the Placing Agreement under which Piper Jaffray and Credit Suisse have conditionally agreed to place the New Ordinary Shares (other than the Committed Shares) with certain existing Shareholders, other institutional investors and certain of the Directors. To the extent that they fail to do so, Piper Jaffray and Credit Suisse have each agreed to themselves subscribe for 50 per cent. of the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) at the Issue Price, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The obligations of Piper Jaffray and Credit Suisse under the Placing Agreement are conditional upon, *inter alia*, the passing of the Resolutions and Admission becoming effective by not later than 8.00 a.m.

on 22 May 2006 (or such later time or date as the Company, Piper Jaffray and Credit Suisse may agree, being not later than 8.00 a.m. on 5 June 2006).

If any of the conditions in the Placing Agreement are not fulfilled (or, where permitted, waived) in all respects by the specified time and date or, if no date has been specified, by 8.00 a.m. on 22 May 2006, or by such later date as Piper Jaffray and Credit Suisse and the Company may agree (being not later than 8.00 a.m. on 5 June 2006), the obligations of Piper Jaffray and Credit Suisse under the Placing Agreement shall terminate.

For the services provided under the Placing Agreement, the Company shall pay to Piper Jaffray and Credit Suisse, the following commissions (plus applicable value added tax):

(a) a basic commitment commission of 4 per cent. of the aggregate value at the Issue Price of the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) (to be divided equally between them); and

(b) a sub-underwriting commission of 0.125 per cent. of the aggregate value at the Issue Price of the New Ordinary Shares (other than the Committed Shares and the Directors' Shares) for each 7 day period or part thereof during the period of the underwriting commitment after (but not including) the first 30 days of the period of the underwriting commitment. Piper Jaffray and Credit Suisse will pay the sub-underwriting commission to placees (to the extent that placees are or have been procured excluding such of the Directors as are placees).

In addition to the above commissions, the Company shall pay to Piper Jaffray a documentation and corporate finance advisory fee of £225,000. Out of the fees and commission payable to Piper Jaffray and Credit Suisse, Piper Jaffray and Credit Suisse will pay to placees (to the extent that placees are or have been procured (excluding such of the Directors as are placees)) a commitment commission of 0.5 per cent. of the aggregate value at the Issue Price of such of the New Ordinary Shares (other than the Firm Placed Shares, the Committed Shares and the Directors' Shares) in respect of which a valid application under the Open Offer is received from Qualifying Shareholders.

Under the Placing Agreement, the Company has given certain warranties to Piper Jaffray and Credit Suisse regarding, *inter alia*, the accuracy of the information contained in this document, and an indemnity in relation to the Placing and Open Offer.

Piper Jaffray and Credit Suisse may terminate their obligations under the Placing Agreement if, *inter alia*, there is a breach of any of the provisions of the Placing Agreement by the Company or any of the warranties contained in the Placing Agreement ceases to be true and accurate and not misleading in any material respect at any time prior to Admission. Piper Jaffray and Credit Suisse may also, prior to Admission, terminate on the occurrence of certain *force majeure* events including a material adverse change in the business or the financial or trading position or prospects of the Group or any outbreak of hostilities or similar crisis which, in either case, (in the reasonable opinion of Piper Jaffray and Credit Suisse) makes it inadvisable or impracticable to proceed with the Placing and Open Offer.

12. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group (i) in the two years immediately preceding the date of this document and are, or may be, material or (ii) contain provisions under which any member of the group has any obligation or entitlement which is material to the Group as at the date of this Prospectus:

(a) the underwriting agreement dated 3 March 2004 relating to the Company's IPO, between the Company, the Directors, certain selling shareholders, Credit Suisse First Boston Securities Limited and Nomura International plc pursuant to which the latter procured subscribers for those Ordinary Shares which were offered in conjunction with the IPO, as agent for the Company and selling shareholders, for which the Company paid aggregate commissions of 5.8 per cent. of the aggregate value at the offer price at which Ordinary Shares were issued in the IPO; and

(b) the Placing Agreement, further details of which are set out in paragraph 11 above.

13. Litigation

Neither the Company nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of

which the Company is aware) during a period covering at least the previous 12 months which may have or have had in the recent past significant effects on the Company and/or the Group's financial position or profitability.

14. Subsidiaries

The Company acts as the holding company of the Group, the principal activities of which are research and development of products in areas of specialist medicine. Ark Therapeutics Limited, Patient Plus Limited and KerraTec Inc. are wholly-owned subsidiaries of the Company and Ark Therapeutics Oy is a wholly-owned subsidiary of Ark Therapeutics Limited.

Name	*Principal activity*	*Issued and fully paid share capital*
Ark Therapeutics Limited	Research and development of products in areas of specialist medicine	£8,111
Patient Plus Limited	Research and development of products in areas of specialist medicine	£1.00
Ark Therapeutics Oy	Research and development of products in areas of specialist medicine	€10,091.28
KerraTec Inc.	Dormant	$850

Ark Therapeutics Limited was incorporated and registered in England and Wales on 14 April 1997 with registered number 3351628 under the Act as a private limited company under the name Gladselect Limited. On 1 July 1997 it changed its name to Eurogene Limited and on 31 January 2001 it changed its name to Ark Therapeutics Limited. Its registered office is at 79 New Cavendish Street, London W1W 6XB.

Ark Therapeutics Oy was incorporated in Finland on 20 October 1993 under the name Medigene Oy. On 24 July 2000 it changed its name to Oy Quattrogene Limited and on 2 February 2001 it changed its name to Ark Therapeutics Oy. Its registered number is 0946009-7 and its registered office is at Neulaniementie 2 L 9, FIN-70210, Kuopio, Finland.

Patient Plus Limited was incorporated and registered in England and Wales on 28 November 2000 with registered number 4115937 under the Act as a private limited company. Its registered office is at 79 New Cavendish Street, London W1W 6XB.

KerraTec Inc. was incorporated on 23 December 2003 under the General Corporation Law of Delaware. Its registered office is at 2711 Centreville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808, US with registered number 3744332.

15. Property

15.1 The Group's principal properties are as follows:

(a) *UK*

	Freehold	*Long Leasehold (>25 years)*	*Short Leasehold (<25 years)*	*Rent*
Third and part ground floors, 79 New Cavendish Street, London W1W 6XB	N/A	N/A	Term expires on 24 March 2010[1]	£173,716.50 per annum

Note

(1) Ark has the option to terminate the lease on or after 10 January 2008

(b) *Finland*

Current properties

Property Address		*Use*	*Tenure*	*Term expires*	*Floor Area (sq. m)*	*Rent[1]*
Neulaniementie 2 70210 Kuopio, Finland		Administration and research	(see below)			
(a)	2nd floor office space & laboratory	QC	Leasehold	indefinite, 6 months' notice	160	€1,627.81 per month
(b)	GMP1 Virus vector laboratory (4th floor)	GMP1	Leasehold	31 December 2010	112	€7,400.27 per month
(c)	3rd floor office space & laboratory	R&D (Lab&office)	Leasehold	indefinite, 6 months' notice	175	€2,777.92 per month
(d)	GMP2 laboratory (3rd floor)	GMP2	Leasehold	indefinite, 6 months' notice	128.5	€2,604.49 per month
(e)	2nd floor office space (Reagena)	Office	Leasehold	indefinite, 6 months' notice	94.5	€1,032.30 per month
(f)	Basement floor warehouse	Storage	Leasehold	indefinite, 3 months' notice	24	€121.00 per month
(g)	Teknia – "Pilot" office	Office	Leasehold	30 September 2006	66	€818.14 per month
(h)	Bioteknia garage storage room	Storage	Leasehold	30 June 2006	58.5	€434.66 per month
(i)	Bioteknia temporary storage	Storage	Leasehold	indefinite, 3 months' notice	17	€85.00 per month
(j)	Cerebricon small office (2nd), laboratory (2nd), storage & laboratory (1st)	Storage	Leasehold	indefinite, 6 months' notice	201	€2,871.71 per month

Note:

(1) All rents are plus VAT at the rate of 22 per cent.

Property Address	*Use*	*Tenure*	*Term expires*	*Floor Area (sq. m)*	*Rent[1]*
Microteknia office space (4th floor), Microteknia 2, Microkatu 1, Kuopio	Office	Leasehold	Indefinite, 3 months' notice	313.5	€3,699.17

Note:

(1) All rents are plus VAT at the rate of 22 per cent.

Additional property with effect from 1 October 2006

Property Address	*Use*	*Tenure*	*Term expires*	*Floor Area (sq. m)*	*Rent*
Microteknia 4, Microkatu 1, Kuopio	Office, laboratory, storage and utility facilities	Leasehold	Fixed term expires on September 30 2016, but lease will continue in effect indefinitely until either party gives one year's notice of termination(1)	3,185.5	€50,000.00 per month

Note:

(1) Ark has the option to terminate the lease on 30 September 2011

15.2 The Company is committed to complying with environmental legislation and minimising the impact of its activities on the environment, and has adopted an Environmental Policy. The Directors consider that the Group's activities have a low environmental impact. In the construction of the new Finnish manufacturing facility the Group is working with the landlord and contractors to encourage full consideration of environmental issues and compliance with Finnish environmental regulations.

16. No Significant Change

There has been no significant change in the financial or trading position of the Group since 31 December 2005, being the date of the last audited financial information of the Company referred to in Part 4 of this document.

17. Miscellaneous

17.1 The total costs and expenses of, and incidental to, the Placing and Open Offer payable by the Company, are estimated to amount to £1.6 million (excluding VAT) including £1.3 million payable to financial intermediaries. The net proceeds to the Company from the Placing and Open Offer will amount to approximately £25.5 million.

17.2 Piper Jaffray has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

17.3 Credit Suisse has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

17.4 Deloitte & Touche LLP (a member of the Institute of Chartered Accountants in England and Wales) has given and has not withdrawn its written consent to the inclusion in this document of its report set out in Part 6 and the references thereto and to its name, in the form and context in which they appear and has authorised the contents of those parts of this document.

17.5 The financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Deloitte & Touche LLP of City House, 126-130 Hills Road, Cambridge CB2 1RY audited the statutory accounts of the companies comprising the Group for the financial years ended 31 December 2003, 31 December 2004 and 31 December 2005 and gave reports under section 235 of the Act on such accounts which were not qualified and did not contain any such statement under section 237(2) or (3) of the Act. The audited statutory accounts of the Group for the years ended 31 December 2003, 31 December 2004 and 31 December 2005 were prepared under UK GAAP, UK GAAP and IFRS respectively. The statutory accounts for the year ended 31 December 2005 included unaudited financial statements for the year ended 31 December 2004, restated under IFRS.

17.6 The New Ordinary Shares are in registered form and will, on Admission, be capable of being held in uncertificated form. When admitted to trading they will be registered with the International Security Identification Number (ISIN) GB0034251727.

17.7 Save in respect of the Placing and Open Offer, none of the New Ordinary Shares have been or will be marketed or made available in whole or in part to the public in conjunction with the application for the New Ordinary Shares to be admitted to the Official List.

18. Documents Available for Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 19 May 2006:

(a) the memorandum of association of the Company and the Articles;

(b) the audited consolidated accounts of the Group for the financial years ended 31 December 2005, 31 December 2004 and 31 December 2003;

(c) the material contracts listed at paragraph 12 of this Part 7; and

(d) this document.

Dated 27 April 2006

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

the "Act" or the "Companies Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Ordinary Shares (i) to the Official List and (ii) to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
"applicant"	a Qualifying Shareholder or a person entitled by virtue of a *bona fide* market claim who lodges an Application Form under the terms of the Open Offer
"Application Form"	the personalised application form which accompanies this document for Qualifying non-CREST Shareholders for use in connection with the Open Offer
"Articles"	the articles of association of the Company
"Board"	the board of Directors of the Company
"Business Day"	a day (excluding Saturdays and Sundays and public holidays in England and Wales) on which banks are generally open for the transaction of normal banking business in the City of London
"Capita Registrars"	a trading division of Capita IRG Plc
"certificated" or "certificated form"	in relation to an Ordinary Share, not in uncertificated form
"Committed Shares"	the 24,000 New Ordinary Shares that one of the Directors has irrevocably committed to take up under the Open Offer
"Company" or "Ark"	Ark Therapeutics Group plc
"Credit Suisse"	Credit Suisse Securities (Europe) Limited, joint financial adviser, sponsor and broker to the Company
"CREST"	the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST payment"	shall have the meaning given in the CREST Manual issued by CRESTCo
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST personal members)
"Directors"	the directors of the Company at the date of this document whose names are set out on page 10 of this document
"Directors' Shares"	the 70,060 New Ordinary Shares that certain of the Directors have agreed to subscribe for or purchase as part of the Placing

"enabled for settlement"	in relation to Open Offer Entitlements, enabled for the limited purpose of settlement of claim transactions and unmatched stock event transactions (each as described in the CREST Manual issued by CRESTCo)
"European Economic Area"	European Union membership countries as well as Iceland and Norway
"Firm Placed Shares"	7,020,911 New Ordinary Shares for which certain Qualifying Shareholders have irrevocably undertaken not to apply pursuant to the Open Offer
"Group"	the Company and its subsidiary undertakings at the date of this document
"IPO"	the 2004 initial public offering of Ordinary Shares, by way of a global offer, as more particularly described in the listing particulars of the Company dated 3 March 2004
"Issue Price"	85 pence per New Ordinary Share
"Japan"	Japan, its territories and possessions and any areas subject to its jurisdiction
"Listing Rules"	the rules and regulations made by the Financial Services Authority under Part VI of the Financial Services and Markets Act 2000 (as amended from time to time)
"London Stock Exchange"	London Stock Exchange plc
"Member Account ID"	the identification code or number attached to any member account in CREST
"Money Laundering Regulations"	the Money Laundering Regulations 2003, as amended from time to time
"New Ordinary Shares"	31,874,514 new Ordinary Shares to be issued pursuant to the Placing and Open Offer
"Official List"	the Official List of the Financial Services Authority
"Open Offer"	the conditional invitation to Qualifying Shareholders to subscribe for New Ordinary Shares at the Issue Price on the terms and subject to the conditions set out or referred to in Part 2 of this document and, where relevant, in the Application Form
"Open Offer Entitlement"	an entitlement to apply to subscribe for New Ordinary Shares, allocated to a Qualifying Shareholder pursuant to the Open Offer
"Ordinary Shares"	ordinary shares of one pence each in the capital of the Company
"Overseas Shareholders"	Shareholders who are resident in, or who are citizens of, or who have registered addresses in, territories other than the United Kingdom and Shareholders who are US persons
"Participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Piper Jaffray"	Piper Jaffray Ltd., joint financial adviser, sponsor and broker to the Company
"Placing"	the conditional placing by Piper Jaffray and Credit Suisse on behalf of the Company of the New Ordinary Shares pursuant to the Placing Agreement
"Placing Agreement"	the agreement dated 27 April 2006 between the Company, Piper Jaffray and Credit Suisse relating to the Placing and Open Offer, details of which are set out in paragraph 11 of Part 7 of this document

"Qualifying CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in certificated form
"Qualifying Shareholders"	holders of Ordinary Shares on the Company's register of members at the Record Date (other than certain Overseas Shareholders)
"Receiving Agent" or "Registrar"	Capita Registrars
"Record Date"	close of business on 25 April 2006
"Regulations"	the Uncertificated Securities Regulations 2001, as amended from time to time
"Regulatory Information Service"	a Regulatory Information Service that is approved by the Financial Services Authority and that is on the list of Regulatory Information Service providers maintained by the Financial Services Authority
"Resolutions"	the resolutions numbered 9 and 10 set out in the notice of meeting convening the annual general meeting of the Company to be held on 27 April 2006
"Responsible Persons"	the Company, the Directors and, to the extent set out in paragraph 1.2 of Part 7 only, Deloitte & Touche LLP
"Sale Shares"	the 2,600,000 Ordinary Shares to be sold by the Selling Shareholders at the same time as the Placing
"Selling Shareholders"	various funds advised by TVM IV GmbH and Co. KG and Bio Fund Ventures II ky
"Senior Managers"	the managers whose names are set out on page 8 of this document
"Shareholders"	holders of Ordinary Shares
"Share Option Schemes"	the Ark Therapeutics Limited 2001 Enterprise Management Incentive Share Option Plan, the Ark Therapeutics Group Limited 2003 Enterprise Management Incentive Share Option Plan, the Ark Therapeutics Limited Share Option Plan, the Ark Therapeutics Group Unapproved Share Option Plan, the Ark Therapeutics Group Approved Share Option Plan, the Non-Executive Director Share Participation Plan, the Ark Therapeutics Group Consultancy Share Option Plan and the Ark Therapeutics Group 2005 Long Term Incentive Plan, further details of which are set out in paragraph 6 of Part 7 of this document
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"uncertificated" or "uncertificated form"	recorded on the relevant register or other record of the share or other security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US person"	has the meaning provided in section 902(k) of Regulation S under the US Securities Act
"US Securities Act"	the United States Securities Act of 1933, as amended

Technical terms which may be used in this document have the following meaning:

Access graft	the joining of a length of synthetic material (the graft) between an artery and a vein
Actin	one of the protein components in muscles, the other main component being myosin
Ad 5	a specific type of adenovirus that is used for gene transfer
Adenoviral	pertaining to, or caused by, an adenovirus
Adenovirus	a common virus that infects humans. More than 40 types are known to infect man causing upper respiratory symptoms, acute respiratory disease, conjunctivitis and gastroenteritis
Agonist	a substance which stimulates or turns on biological activity, usually by acting at a receptor site
AIDS	Acquired Immune Deficiency Syndrome
Ang II	Angiotensin II
Antagonist	a substance which competes with the agonist at the receptor site and inhibits biological activity
Antibody	a protein produced by the immune system of the body in response to a foreign chemical or biological entity. Monoclonal antibodies are frequently used as drugs as they can all be produced to exhibit the same antigenic specificity
Antiretroviral	an agent or process effective against a retrovirus
Atherosclerosis	disease that causes the build-up of fatty substances, cholesterol, cellular waste products, calcium and other substances which form a plaque on the inside of a blood vessel
Biodistribution	the circulation of chemicals or medicines around the body
C reactive protein testing	a chemical marker in the body which increases in response to inflammation and certain diseases
Cachexia	a general weight loss and wasting occurring in the course of a chronic disease such as cancer
Cardiovascular	pertaining to the heart and blood vessels
CE Marking	products that come under a European Directive and are to be placed on the market in the EU, must bear CE Marking. CE Marking is the manufacturer's claim that the product meets the essential requirements of all relevant EU Directives, e.g. safety and quality
cGMP	Certified Good Manufacturing Practice, formal standards of facilities cleanliness, process, quality controls and documentation set out and periodically monitored by the main medicines control agencies to which a company has to conform in order to manufacture a medicinal product for human use
Chemotherapy	treatment of disease by means of chemical substances or drugs; usually used in relation to cancers
Cirrhosis	chronic inflammation and fibrosis of an organ, normally used in conjunction with destructive disease of the liver caused by excessive alcohol consumption
Clinical	relating to the treatment and care of a patient. Denoting the symptoms and course of a disease, as distinguished from the laboratory findings or anatomical changes
Collagen collar	a ring of fibrous protein that is a major component of the matrix between cells and connective tissue

Cytokines	hormone-like proteins, secreted by many cell types, which regulate the intensity and duration of immune responses and are involved in cell-to-cell communication
De novo stenosis	a new stricture or blockage which arises in blood vessels
Delivery device	a mechanical structure which contains a medicine and which allows it to be given to a specific site in the body
DNA	(deoxyribonucleic acid) the molecule that encodes the genetic information. DNA is a double-stranded molecule held together by weak bonds between base pairs of nucleotides to form a double helix
Drug targeting platform	a mechanism for directing medicines to a specific site in the body
Drug tariff reimbursement	the process of obtaining from a particular health authority the price it will pay for a branded prescription-only medicine
Efficacy	produces a positive effect. Treats a disease successfully
EMEA	the European Agency for the Evaluation of Medicinal Products
Equivocal zone	a term used in relation to diagnostic testing which relates to how specific and sensitive the results of the test are
Exceptional circumstances	a term used in relation to medicine approval by a Government Regulatory Agency. For diseases where there are no treatments the medicine may be granted approval with limited clinical data. This enables the medicine to be made available for patients
Expression	the translation of the information encoded in the gene into a protein
Fast Track Designation	the Fast Track programme of the FDA, designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Such designation is granted, if judged appropriate, by the FDA after review of a Fast Track Designation Submission for the specific drug from a company
FDA	Food & Drug Administration, the consumer protection agency responsible for public health in the US, which ensures that safe and effective products reach the market in a timely manner
GCV	Ganciclovir
glioma	a type of brain tumour arising from the supporting connective tissue (glial cells) in the brain
GMP	Good Manufacturing Practice, formal standards of facilities cleanliness, process, quality controls and documentation set out and periodically monitored by the main medicines control agencies to which a company has to conform in order to manufacture a medicinal product for human use
HAART	Highly Active Anti-Retroviral Therapy, this is the "triple therapy" used to treat HIV positive patients
Haemodialysis graft	used in the treatment of patients with kidney failure (see "Access graft")
Histology	the science concerned with the minute structure of cells, tissues, and organs in relation to their function
HIV	Human Immunodeficiency Virus
HSV-tk	Herpes Simplex Virus-thymidine kinase gene
Hyperplasia	excessive growth of cells

Hypertrophy	general increase in bulk of a part or organ, due to increase in size, but not in number, of individual tissue elements
IAS	International Accounting Standard
IFRS	International Financial Reporting Standards
in vitro	referring to experiments involving living cells performed outside the intact organism of origin in a laboratory environment
in vivo	referring to experiments performed on an intact organism
Intimal hyperplasia	excessive growth of cells within a blood vessel wall
Intratumoural	within a cancer
Karnofsky score	a measurement used to assess consciousness
Lacticacidosis	an accumulation of acid metabolites in the body due to increased lactic acid levels
(lacZ)	a marker gene
Late Stage	Phase IIb, Phase II/III and Phase III
Lentivirus	a family of retroviruses that is able to infect non-dividing cells
Lipodystrophy	defective metabolism of fat, commonly seen in patients treated with HIV infections
MAA	Marketing Authorisation Application, the complete set of information for a product on which it was granted a licence to permit its sale to doctors
MHRA	the Medicines and Healthcare Products Regulatory Agency
Myosin	one of the protein components in muscles, the other main component being actin
Nitric oxide	a colourless, free-radical gas which reacts rapidly with oxygen to form other nitrogen oxides. Physiologically, it is a naturally occurring vasodilator formed in endothelial cells, macrophages, neutrophils and platelets and a mediator of cell-to-cell communication formed in bone, cells and peripheral nerves
NSCL	non-small cell lung cancer
Nucleotide	the basic molecular unit of DNA, composed of a phosphate backbone, a sugar molecule and a purine or pyrimidine base
Oncogene	a gene that normally directs cell growth. If altered, it can promote or allow the uncontrolled growth that typifies cancer
Orphan Medicinal Product or Orphan Drug Status	a term which describes a drug with Orphan Drug Status granted by the FDA and/or the EMEA. Such status confers certain development, registration and marketing advantages for new treatments to be used in rare diseases or conditions, e.g. permitting marketing approval applications based on predicted clinical benefit; tax credits; improved exclusivity periods
Ox-LDL	Oxidised Low Density Lipoprotein
Ox-LDL-AB	Oxidised Low Density Lipoprotein Antibodies

p=	p is the symbol indicating probability and the figure is used in statistical analysis in order to indicate the significance of a difference observed between two data sets. The occurrence of a difference with a probability of less than one in 20 (i.e. p=less than 0.05) is generally considered to be statistically significant
pari passu	of equal ranking
Peptide	general term for a class of molecule containing two or more amino acids linked together through a peptide bond (carboxyl group from one amino acid linked to amino group of other)
Pharmacodynamic	is the study of a drug's actions in the body over time, this includes absorption, distribution, localisation, biotransformation, and excretion (in simple terms what the drug does to the body)
Pharmacokinetic	looks at absorption, distribution, metabolism, and excretion of drugs (what the body does to the drug)
Phase I	where the drug is tested for safety in healthy individuals. This is normally the first time the drug is given to humans. In one or more clinical trials, safety, tolerability, dose range, pharmacodynamic profile and pharmacokinetic profile are explored
Phase II	where the drug is given to patients with the disease for which it is believed the drug may have some therapeutic effect. Positive efficacy is often referred to as clinical 'proof of concept'. This Phase should conclude with evidence of whether the drug works, which patient population to target, and what is the optimal dose between beneficial effect and side effect
Phase III	Phase III – where the drug undergoes a 'dry run' of its ultimate proposed use on the market. The trials in this Phase need to prove to a strong degree of statistical significance that the drug presented at a particular dose, to a particular population and in a particular formulation has sufficient effect along with appropriately low side effects. The 'pivotal Phase III trial' is that which ultimately provides statistically sound evidence of effect and safety
Phase IIa	where the potential treatment is for a severe disease and hence is so potent that it is unjustifiable to ever try the drug in healthy people, as this would put them at unreasonable risk. In this case, Phase I trials are not executed. In its place, a 'Phase I-like' study is carried out on patients with the disease in question, referred to as a 'Phase IIa'. Whilst the main objective of a Phase IIa is to determine safety, since the trial(s) is executed in sick individuals, the company will necessarily also collect anecdotal data on efficacy and dosing, and this may be sufficient to jump straight to a Phase III (or a Phase II/III) trial
Phase IIb	following a Phase IIa trial, it is normally still necessary to carry out 'Phase II-like' clinical trials to fully evaluate therapeutic dosing range, this is referred to as Phase IIb. Since the drug will have already been in sick individuals (from the Phase IIa), the degree of exploration and data acquisition required to carry out this kind of Phase II trial to statistically significant levels should be somewhat less than a 'full' Phase II
Phase II/III	where it is expected that a Phase II-like trial will be sufficient to produce statistically sufficient data for approval, removing the need for a Phase III trial. The expectation that these trials will be sufficient for approval may once the trials have begun be shown to be unfounded, and as such the trials are designed so that they can be easily expanded into full Phase III trials without the need to repeat from scratch. Phase II/III trials are usually entered into when

	(i) a drug candidate has an unusually high efficacy and hence produces statistically significant results with only a small trial (ii) a drug candidate is in an orphan indication with high unmet clinical need, and hence the regulator requires a lower statistical threshold for results and hence requires only a small trial
Phase IV	clinical studies performed after a new medicine is approved and marketed
Pivotal study	a pivotal trial is the ultimate trial upon which an application for a marketing licence from the FDA will be granted if the drug is proven efficacious
Plaque	a patch or small differentiated area on a body surface e.g. skin, mucosa or arterial wall
Pre-clinical (development)	the Phase of drug discovery and development which precedes testing of the drug in humans. Many studies carried out in this Phase are required by regulatory agencies before they will allow testing in man
Prognostic factors	situations or conditions which might influence the outcome of a disease e.g. age, sex, cancer type
Proof-of-principle	evidence that a medicine might be useful to treat a particular disease
Prostacyclin	a chemical that is released in response to an inflammatory disease in the body
Protein	a general term describing types of large biological molecules consisting of combinations of amino acids linked by peptide bonds (carboxyl group from an amino acid linked to amino group of another). The term protein is generally reserved for molecules counting 70 or more amino acids
RAC	US Recombinant DNA Advisory Committee. A subcommittee of the National Institutes of Health in the US, concerned with the regulation of studies involving gene medicines
Radiotherapy	the medical specialty concerned with the use of electromagnetic or particulate radiation in the treatment of disease, in particular cancer
Receptor	a molecule located within a cell or on the surface of a cell, to which an agonist or antagonist will bind; as a result of that binding, a biological response is produced or blocked
Retrovirus	a specific type of virus that can only infect cells which are dividing
Safety profile	a description used in relation to adverse effects produced by a medicine
Small molecule	a term for drugs or natural biological molecules below a certain size and specifically excluding large biological molecules such as proteins, antibodies, and genes or derivatives thereof
Stenosis	narrowing of an artery, anastomosis, graft or vein
Systemic	throughout the body
Toxicology	the study in biological systems of the undesirable and/or harmful effects of substances, and in particular specific formulations of drug candidates in development or established drugs, with administration of the test substance at much higher doses than would be used in clinical treatment
Transfection	the transfer of a gene into a cell
Ulcer	a lesion on the surface of the skin or on a mucous surface, caused by superficial loss of tissue, usually with inflammation

Vector	a chemical or molecular structure used to facilitate DNA gene delivery into cells
VEGF	Vascular Endothelial Growth Factor: is part of a family of growth factors, designated VEGF-A, VEGF-B, etc. that stimulate the growth of endothelial cells